UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,
D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE
ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: April 29, 2026
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland
(Address of principal executive offices)
Commission File Number: 1-15060
Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form
40- F.
Form 20-F
☒
Form 40-F
☐

This Form 6-K consists
of the First Quarter
2026 Report of UBS
Group AG, which appears
immediately following
this page.

UBS
Group
First quarter 2026 report

Corporate calendar UBS Group
Information about future publication dates is generally available at
ubs.com/global/en/investor-relations/events/calendar.html
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UBS’s Investor Relations team manages
relationships with institutional investors,
research analysts and credit rating agencies.
ubs.com/investors
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The Group Company Secretary handles
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Zurich +41-44-235-6652
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UBS’s Shareholder Services team, a unit
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For global registered share-related
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Imprint
Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English
© UBS 2026. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.
1.
Key figures
3
UBS Group key figures
2.
Recent developments
4
Recent developments
3.
UBS Group performance, business
divisions and Group Items
8
Group performance
17
Global Wealth Management
21
Personal & Corporate Banking
24
Asset Management
27
Investment Bank
29
Non-core and Legacy
30
Group Items
4.
Risk, capital, liquidity and funding,
and balance sheet
32
Risk management and control
36
Capital management
45
Liquidity and funding management
46
Balance sheet and off-balance sheet
48
Share information and earnings per share
5.
Consolidated
financial information
51
UBS Group AG interim consolidated financial
information (unaudited)
6.
Significant regulated subsidiary and sub-
group information
67
Financial and regulatory key figures for our
significant regulated subsidiaries and sub-
groups
Appendix
69
Alternative performance measures
74
Abbreviations frequently used in
our financial reports
76
Information sources
77
Cautionary statement

UBS Group first quarter 2026 report

Terms used in this report, unless the context requires otherwise
“UBS”, “UBS Group”, “UBS Group AG consolidated”, “Group”,
“the Group”,
“we”, “us” and “our”
UBS Group AG and its consolidated subsidiaries
“UBS AG” and “UBS AG consolidated”
UBS AG and its consolidated subsidiaries
“1m” One million, i.e. 1,000,000
“1bn” One billion, i.e. 1,000,000,000
“1trn” One trillion, i.e. 1,000,000,000,000
In this report, unless the context requires otherwise, references to any gender shall apply to all genders.
Alternative performance measures
An alternative performance measure (an
APM) is a financial measure
of historical or future financial
performance,
financial position or
cash flows other
than a financial
measure defined or
specified in IFRS
Accounting Standards,
as issued by the International Accounting Standards
Board (the IASB), or in other applicable
recognized accounting
standards or regulations.
We report a
number of APMs
in the discussion
of the financial
and operating performance
of the
Group, our
business divisions
and Group
Items. We
use APMs
to provide
a more
complete picture
of our
operating performance
and to
reflect
management’s
view
of the
fundamental drivers
of our
business
results. A
definition
of
each
APM,
the
method
used
to
calculate
it
and
the
information
content
are
presented
under
“Alternative
performance
measures”
in
the
appendix
to
this
report.
Each
APM
that
qualifies
as
a
non-GAAP
measure as defined by US Securities and Exchange
Commission (SEC) regulations is designated as such in
the table
of APMs in the appendix to this report.
›
Refer to “Alternative performance measures” in the appendix to this report for additional information
›
Refer to the “Group performance” section of this report for additional information about underlying results
Quarterly reporting change
Starting from the first quarter of 2026, UBS will no longer publish interim financial reports prepared in accordance with
IAS 34,
Interim
Financial
Reporting,
for
the
first
and
third
quarters.
Instead,
UBS
will
publish
financial
information that is prepared in accordance with UBS Group
AG accounting policies, which are consistent with IFRS
Accounting Standards, but
does not include
all notes as
required under IAS
34 and therefore
does not constitute
an “interim financial
report”, as defined
by IAS 34. This
change is intended
to improve efficiency,
while maintaining
a high level of transparency for investors.
As
a
result,
the
section
previously
titled
“Consolidated
financial
statements”
has
been
renamed
“Consolidated
financial
information”,
and
the
scope
of
the
disclosures
has
been
amended.
The
income
statement
and
the
statement
of
comprehensive
income,
and
related
information,
are
presented
for
31 March
2026
and
31 March
2025 on a
year-to-date basis. The
balance sheet and
related information are
presented as of
31 March 2026 and
31 December 2025.
Starting from the
first half of
2026, UBS will
publish a half-year
interim financial report
prepared in accordance
with
IAS 34 as of and for the six-month period ending 30 June.

UBS Group first quarter 2026 report |
| Key figures | UBS Group key figures

Key figures
UBS Group key figures
UBS Group key figures
As of or for the quarter ended
USD m, except where indicated 31.3.26 31.12.25 31.3.25
Group results
Total revenues
14,243
12,145
12,557
Credit loss expense / (release)
70
159
100
Operating expenses
10,333
10,286
10,324
Operating profit / (loss) before tax
3,841
1,700
2,132
Net profit / (loss) attributable to shareholders
3,040
1,199
1,692
Diluted earnings per share (USD)
1
0.94
0.37
0.51
Profitability and growth
2
Return on equity (%)
3
13.3
5.3
7.9
Return on tangible equity (%)
3
14.4
5.8
8.5
Underlying return on tangible equity (%)
3,4
14.6
10.5
10.0
Return on common equity tier 1 capital (%)
3
16.8
6.6
9.6
Underlying return on common equity tier 1 capital (%)
3,4
17.0
11.9
11.3
Cost / income ratio (%)
3
72.5
84.7
82.2
Underlying cost / income ratio (%)
3,4
70.2
75.2
77.4
Effective tax rate (%)
20.5
29.1
20.2
Net profit growth (%)
3
79.7
55.6
(3.6)
Resources
2
Total assets
1,686,521
1,617,427
1,543,363
Equity attributable to shareholders
92,247
90,213
87,185
Common equity tier 1 capital
5
73,313
71,262
69,152
Risk-weighted assets
5
500,355
493,397
483,276
Common equity tier 1 capital ratio (%)
5
14.7
14.4
14.3
Going concern capital ratio (%)
5
19.4
18.5
18.2
Total loss-absorbing capacity ratio (%)
5
39.5
38.0
38.7
Leverage ratio denominator
5
1,653,460
1,622,438
1,561,583
Common equity tier 1 leverage ratio (%)
5
4.4
4.4
4.4
Liquidity coverage ratio (%)
6
177.8
182.6
181.0
Net stable funding ratio (%)
116.9
116.1
124.2
Other
Invested assets (USD bn)
3,7
6,881
7,005
6,153
Internal and external personnel
8
116,814
119,589
126,077
Internal personnel (full-time equivalents)
101,594
103,177
106,789
Market capitalization
9
128,345
155,760
105,173
Total book value per share (USD)
1
29.72
29.18
27.35
Tangible book value per share (USD)
1
27.50
26.93
25.18
Credit-impaired lending assets as a percentage of total lending assets, gross (%)
3
0.9
0.9
1.0
Cost of credit risk (bps)
3
4
9
7
1 Refer to the
“Share information and
earnings per share”
section of this
report for more
information.
2 Refer to the
“Targets,
capital guidance and
ambitions” section of
the UBS Group
Annual Report 2025,
available under “Annual reporting” at ubs.com/investors, for more information about our performance targets.
3 Refer to “Alternative performance measures” in the appendix to this report for the relevant definition
and calculation method. Each alternative performance measure (APM) that qualifies as a non-GAAP measure as defined by US Securities and
Exchange Commission (SEC) regulations is designated as such in the table of APMs in the appendix to this report.
4 Refer to the “Group performance” section of this report for more information about underlying results.
5 Based on the Swiss systemically relevant bank framework. Refer to the “Capital management” section of this report for more information.
6 The disclosed ratios represent quarterly averages for each of the quarters presented and have been calculated based on an average of 62 data points in the first quarter of 2026, 64 data
points in the fourth quarter of 2025 and 62 data
points in the first quarter of 2025. Refer to
the “Liquidity and funding management” section of this report for more
information.
7 Consists of invested assets for Global Wealth Management, Asset Management (including invested assets from associates) and Personal & Corporate
Banking. Refer to “Note 30 Invested assets and
net new money” in the “Consolidated financial
statements” section of the UBS Group
Annual Report 2025, available under “Annual
reporting” at ubs.com/investors,
for more information.
8 Represents full-time
equivalents for internal personnel and workforce count for external personnel.
9 The calculation of market capitalization reflects total shares issued multiplied by the share price at the end of the period.

UBS Group first quarter 2026 report |
Recent developments

Recent developments
Management report
Integration of Credit Suisse
With the
completion
of
the
Swiss
client account
migration
in
March
2026, we
have
now completed
the
global
migration of former Credit
Suisse client accounts to
UBS infrastructure, achieving a
key integration milestone in
the
integration of Credit Suisse.
This achievement marks the start of the final phase
of the integration, including the decommissioning of legacy IT infrastructure, which will be
executed over the remainder
of the year. We
continue to be on
track to substantially
complete the integration by the end of 2026.
In the
first quarter
of 2026,
we realized
an additional
USD 0.8bn in
gross cost
savings. Cumulative
gross cost
savings
at the end of the
first quarter of 2026 amounted to
USD 11.5bn compared with the 2022 combined
cost base of
UBS
and
Credit Suisse.
Our ambition
for
annualized
exit
rate
gross cost
savings by
the
end
of
2026
remains
at
approximately
USD 13.5bn.
We
expect
to
have
incurred
cumulative
integration-related
expenses
of
around
USD 15bn at the end of 2026, assuming constant foreign-exchange rates compared with 2022.
As
of
31 March
2026, our
Non-core
and
Legacy
division has
delivered
a
67% reduction
in
risk-weighted
assets
(RWA) since the second quarter of 2023. We have achieved a reduction of credit and market risk RWA to USD 4bn
in line
with our
year-end 2026
ambition. We
have also
achieved an
84% reduction
in underlying
operating expenses
(excluding litigation) compared with the 2022 baseline.
Regulatory and legal developments
Banking regulation in Switzerland
In April
2026, the
Swiss Federal
Council published
its final
amendments to
the Capital
Adequacy Ordinance
(the
CAO)
specifying
the
regulatory
capital
treatment
of
selected
assets.
Under
the
amended
ordinance,
UBS’s
capitalized software will be
subject to an amortization
of a maximum of
three years for regulatory
capital purposes,
irrespective of the
actual economic
useful life. In
addition, prudential valuation
adjustments will be
revised, resulting
in higher capital deductions for assets and liabilities that are subject to valuation uncertainty. The capital treatment of deferred
tax assets
arising from
temporary differences
remains unchanged.
The amendments
to the
CAO will
become effective
on 1 January
2027, except
for the
revised capital
treatment of
capitalized software,
which will
apply from 1 January 2029.
Regarding additional
tier 1 (AT1)
capital instruments,
the Swiss
Federal Council
has decided
not to
proceed with
the adjustments proposed in June
2025. The Swiss Federal Council
also finalized measures that aim
to enable the
Swiss Financial Market
Supervisory Authority (FINMA)
and other authorities
to better assess
the liquidity of
banks
in a stressed situation.
In addition, the
Swiss Federal Council submitted
to the Swiss
Parliament its final
proposal for amendments to
the
Banking Act that govern the capital treatment of systemically important banks’ investments in foreign subsidiaries.
This
proposal
will
now
be
deliberated
by
the
Swiss
Parliament.
Under
the
proposal,
investments
in
foreign
subsidiaries
would
be
fully
deducted
from
UBS AG’s
standalone
common
equity
tier 1
(CET1)
capital.
The
amendments
would
be
phased
in
over
seven
years,
with
a
65%
deduction
requirement
in
the
first
year
and
increasing to 100% by 5-percentage-point increments each year.
For
UBS AG
standalone,
the
amendments
at
the
ordinance
level
related
to
capitalized
software
and
prudential
valuation adjustments, once
fully implemented, are
expected to have
a net CET1
capital impact of
approximately
USD 2bn. The proposed full deduction
of investments in foreign subsidiaries
would require UBS AG standalone
to
hold additional
CET1 capital
of around
USD 20bn. The
total incremental
CET1 capital
would amount
to around
USD 22bn required
at the
UBS AG standalone
level. At
the Group
level, the
amendments at
ordinance level
will
lead to
a derecognition
of around
USD 4bn of
net CET1
capital. These
estimates have
been calculated
based on
UBS Group AG’s
consolidated
balance
sheet
as
of
31 December
2025,
assuming
that
all
capital
measures
are
adopted
as
currently
proposed
and
using
an
assumed
CET1
capital
ratio
of
12.5%
for
UBS AG
and
14.0%
for
UBS Group.

UBS Group first quarter 2026 report |
Recent developments

The incremental capital
requirement of USD 22bn
mentioned above would
come on top
of the USD 15bn
of capital
required as a
result of the
Credit Suisse acquisition.
This includes around
USD 9bn in response
to the abolition
of
regulatory
concessions
that
had
been
granted
to
Credit
Suisse
and
around
USD 6bn
to
meet
the
progressive
requirements due to
the increased size
and higher market
share of
the combined business.
On this basis,
UBS would
be required to hold around USD 37bn of additional CET1 capital in total.
The Swiss National Bank establishes the basis for the Extended Liquidity Facility
In February
2026, the
Swiss National
Bank (the
SNB) introduced
the Extended
Liquidity Facility
(the ELF).
The ELF
extends the
existing Emergency
Liquidity Assistance
(the ELA)
to eligible
banks domiciled
in Switzerland
and provides
access
to
liquidity
support
from
the
SNB
through
a
streamlined
process.
Up
to
the
bank-specific
ELF
limit,
no
application or
formal solvency
confirmation is
required for
liquidity
drawdowns. For
amounts exceeding
the
ELF
limit, banks
must submit
an application
and provide
evidence of
solvency and
viability, supported
by an
opinion
from
FINMA.
All
drawdowns
under
the
ELF
must
be
fully
collateralized.
After
a
pilot
phase
in
2026,
the
ELF
is
expected to become operational
in early 2027. For drawdowns
up to the ELF
limit, UBS expects the ELF
to reduce
the operational burden for accessing liquidity support from the SNB.
The Swiss Federal Council releases an indirect counterproposal to the Responsible Business Initiative
In
April
2026,
the
Swiss
Federal
Council
opened
a
consultation
on
the
new
draft
Federal
Act
on
Sustainable
Corporate Governance as an indirect counterproposal to the Responsible Business Initiative (the RBI). The
draft act
contains new
requirements in
the areas
of sustainability
reporting and
due diligence
regarding human
rights and
environmental matters.
The
draft act
would significantly
extend the
current Swiss
requirements by
introducing broad
human rights
and
environmental due
diligence obligations, and
liability provisions, and
provide strong supervisory
and enforcement
powers, expanding the mandate of
the Federal Audit Oversight Authority.
In addition, the draft act
would require
large Swiss companies
to provide more
extensive disclosures in
line with the
EU sustainability reporting
standards
or equivalent standards.
The draft act
is subject to
consultation (until 9 July
2026) and parliamentary
debate. UBS would
be within the
scope
of the new
requirements under both
the RBI and
the counterproposal, with
the effect on
UBS depending on
any
final law, the
adoption and entry
into force of
which is not
expected before 2028,
with effective application
in 2030
at the earliest based on the proposed two-year implementation period.
Developments related to the implementation of the final Basel III standards
In March 2026, the Federal Reserve Board, the
Federal Deposit Insurance Corporation (the FDIC) and the Office
of
the
Comptroller
of
the
Currency
(the
OCC)
issued
proposals
with
an
impact
on
capital
requirements,
including
proposals to implement the remaining elements
of the final Basel III guidelines, a
modified standardized approach
and the
recalibration of
the surcharge
for global
systemically important
banks (G-SIBs).
Under the
first proposal,
category I
banks
(US
G-SIBs)
and
category II
banks
would
be
subject
to
the
expanded
risk-based
approach
(the
ERBA) for
calculating RWA.
The second
proposal would
introduce a
revised standardized
approach to
risk-based
capital for banks not subject to the ERBA, including UBS Americas Holding LLC. In addition, UBS Americas Holding
LLC would not be
required to apply an
operational risk charge. The
consultation does not propose
a start date or
phase-in period. The proposals
are open for comment until
18 June 2026. The impact
on UBS will depend on
the
final regulations and future business development.
Also in the first quarter of 2026, the European Commission launched a consultation on the competitiveness of the
EU banking sector and the complexity
and effectiveness of the EU prudential
and macroprudential framework,
and
the UK Prudential
Regulation Authority (the
PRA) published its
final policy statements on
the implementation of
the
Basel 3.1 standards. The
implementation of these
remains set for
1 January 2027, with
full phase-in by
1 January
2030,
except
for
the
implementation
of
the
internal
model
approach
for
market
risk
in
accordance
with
the
Fundamental Review of the Trading Book (the FRTB) framework, which has been postponed to 1 January 2028.
Other developments
Capital returns
On 15 April 2026,
the shareholders approved
a dividend of
USD 1.10 per share
at the Annual
General Meeting (the
AGM). The dividend was paid on 23 April 2026 to shareholders of record on 22 April 2026.
In the first quarter
of 2026, we repurchased
USD 0.9bn of shares, and
we are on track
to repurchase USD 3bn of
shares by the end
of July 2026, with
an aim to do
more by year-end 2026.
The amount of additional
repurchases
is subject to our
financial performance and outlook,
maintaining a CET1 capital
ratio of around 14% at
year-end,
and visibility on parliamentary deliberations on the treatment of foreign subsidiaries.

UBS Group first quarter 2026 report |
Recent developments

Sale of O’Connor business
In the first quarter of 2026, UBS
Asset Management (Americas) LLC completed the transfer of
the remaining funds
and employees
in connection
with its
previously announced
sale of
its O’Connor
single manager
hedge fund,
private
credit and commodities platform to Cantor Fitzgerald.
Sale of our interest in Swisscard AECS GmbH
In January 2026, we completed the sale of our
50% interest in Swisscard AECS GmbH (Swisscard), a
joint venture
in Switzerland between UBS and
American Express Swiss Holdings GmbH
(American Express), to American Express.
The sale resulted
in a pre-tax
gain of USD 163m
in the first
quarter of 2026
in Personal &
Corporate Banking. Of
this gain, USD 128m has been excluded from underlying results, and USD 35m has been recognized as part of the underlying
results
as
it
reflects
deferred
Swisscard
revenues
related
to
the
period
in
which
the
investment
was
classified
as
held
for
sale.
The
gain
on
sale
of
USD 163m
has
offset
the
effects
related
to
the
prior
Swisscard
transactions recorded in
the first quarter
of 2025 (an
expense of USD 180m
and a gain
of USD 64m) and
the fourth
quarter of 2024 (an expense of USD 41m).
Conversion of UBS Bank USA to a national bank
On 20 March 2026, UBS Bank USA received final approval from the OCC regarding its application to convert from
a
Utah
state-chartered
bank
to
a
national
bank
charter
and
concurrently
changed
its
name
to
UBS
Bank
USA,
National Association. As a result, the OCC is now its primary regulator. The conversion is expected to allow UBS to expand its banking services in the US.
Organizational changes
At the AGM on 15 April 2026, the shareholders elected Markus Ronner to join the Board of Directors (the BoD) as
Vice Chairman,
succeeding Lukas
Gähwiler, who
did not
stand for
re-election. The
shareholders also
elected Agustín
Carstens and
Luca Maestri
as members
of the
BoD. William
C. Dudley
and Jeanette
Wong did
not stand
for re-
election.

UBS Group first quarter 2026 report |
UBS Group performance, business divisions and Group Items

UBS Group performance,
business divisions and Group Items
Management report
Our businesses
We report
five business
divisions, each
of which
qualifies as
an operating
segment pursuant
to IFRS
Accounting
Standards: Global Wealth Management, Personal & Corporate Banking, Asset Management, the Investment Bank,
and Non-core and Legacy. Non-core and Legacy
consists of positions and businesses not aligned with our
strategy
and policies.
Our Group
functions are
support and
control functions
that provide
services to
the Group.
Virtually all
costs incurred
by our Group functions are allocated to the business divisions, leaving a residual amount that we refer to as Group
Items in our segment reporting.

UBS Group first quarter 2026 report |
UBS Group performance, business divisions and Group Items | Group performance

Group performance
Income statement
For the quarter ended % change from
USD m 31.3.26 31.12.25 31.3.25 4Q25 1Q25
Net interest income
2,320
2,172
1,629
7
42
Other net income from financial instruments measured at fair value through profit or loss
3,949
3,163
3,937
25
0
Net fee and commission income
7,728
7,223
6,777
7
14
Other income
247
(412)
213
16
Total revenues
14,243
12,145
12,557
17
13
Credit loss expense / (release)
70
159
100
(56)
(30)
Personnel expenses
7,584
6,681
7,032
14
8
General and administrative expenses
2,011
2,740
2,431
(27)
(17)
Depreciation, amortization and impairment of non-financial assets
738
865
861
(15)
(14)
Operating expenses
10,333
10,286
10,324
0
0
Operating profit / (loss) before tax
3,841
1,700
2,132
126
80
Tax expense / (benefit)
786
495
430
59
83
Net profit / (loss)
3,054
1,205
1,702
153
79
Net profit / (loss) attributable to non-controlling interests
14
6
10
125
38
Net profit / (loss) attributable to shareholders
3,040
1,199
1,692
154
80
Comprehensive income
Total comprehensive income
3,177
1,270
3,345
150
(5)
Total comprehensive income attributable to non-controlling interests
26
(6)
26
(2)
Total comprehensive income attributable to shareholders
3,152
1,275
3,319
147
(5)

UBS Group first quarter 2026 report |
UBS Group performance, business divisions and Group Items | Group performance

Selected financial information of the business divisions and Group Items
For the quarter ended 31.3.26
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported
7,106
2,601
772
4,054
(10)
(279)
14,243
of which: PPA effects and other integration items
1
125
223
68
1
55
472
of which: items related to the Swisscard transactions
2
128
128
Total revenues (underlying)
6,981
2,250
772
3,986
(11)
(334)
13,644
Credit loss expense / (release)
9
70
0
65
(74)
0
70
Operating expenses as reported
5,305
1,491
555
2,784
219
(21)
10,333
of which: integration-related expenses and PPA effects
3
307
222
35
79
58
48
750
Operating expenses (underlying)
4,998
1,269
520
2,705
160
(69)
9,583
Operating profit / (loss) before tax as reported
1,792
1,040
217
1,205
(155)
(258)
3,841
Operating profit / (loss) before tax (underlying)
1,974
911
252
1,216
(97)
(265)
3,990
For the quarter ended 31.12.25
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported
6,695
2,286
800
2,946
(8)
(575)
12,145
of which: PPA effects and other integration items
1
135
226
61
2
(404)
4
20
of which: loss related to an investment in an associate
(20)
(54)
(74)
Total revenues (underlying)
6,580
2,114
800
2,885
(10)
(171)
12,199
Credit loss expense / (release)
32
101
1
34
(12)
3
159
Operating expenses as reported
5,373
1,621
588
2,272
459
(27)
10,286
of which: integration-related expenses and PPA effects
3
384
285
57
124
233
34
1,117
Operating expenses (underlying)
4,989
1,336
531
2,148
226
(62)
9,169
Operating profit / (loss) before tax as reported
1,290
565
212
640
(455)
(552)
1,700
Operating profit / (loss) before tax (underlying)
1,558
678
268
703
(224)
(113)
2,871
For the quarter ended 31.3.25
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items Total
Total revenues as reported
6,422
2,211
741
3,183
284
(284)
12,557
of which: PPA effects and other integration items
1
165
241
138
30
574
of which: gain related to an investment in an associate
4
11
14
of which: items related to the Swisscard transactions
5
64
64
Total revenues (underlying)
6,253
1,895
741
3,045
284
(314)
11,904
Credit loss expense / (release)
6
53
0
35
7
(1)
100
Operating expenses as reported
5,057
1,551
606
2,427
669
15
10,324
of which: integration-related expenses and PPA effects
3
355
192
73
112
191
3
927
of which: items related to the Swisscard transactions
6
180
180
Operating expenses (underlying)
4,702
1,179
533
2,314
477
12
9,218
Operating profit / (loss) before tax as reported
1,359
607
135
722
(391)
(299)
2,132
Operating profit / (loss) before tax (underlying)
1,545
663
208
696
(200)
(326)
2,586
1 Includes accretion of PPA
adjustments on financial instruments and other PPA
effects, as well as temporary
and incremental items directly related to the
integration.
2 Represents the gain on sale of UBS’s
50%
interest in Swisscard AECS GmbH
(Swisscard), which has been
excluded from underlying revenues.
Refer to the “Recent developments”
section of this report for
more information about the Swisscard
transactions.
3
Includes temporary, incremental operating expenses directly related to the integration, as well as amortization of intangible assets resulting from the acquisition of the Credit Suisse Group.
4 Includes a USD 457m
net loss from the repurchase of legacy Credit Suisse debt instruments, as the repurchase price exceeded the amortized-cost carrying value (the net loss reflects a loss of USD 885m before
PPA adjustments, partly offset
by a USD 427m gain from the release of PPA adjustments).
5 Represents the gain related to UBS’s share of the income recorded by Swisscard for the sale of the Credit Suisse card portfolios to UBS.
6 Represents
the expense related to the payment to Swisscard for the sale of the Credit Suisse card portfolios to UBS.
Net integration-related expenses, by business division and Group Items
For the quarter ended
USD m 31.3.26 31.12.25 31.3.25
Global Wealth Management
304
381
353
Personal & Corporate Banking
196
259
166
Asset Management
35
57
73
Investment Bank
79
125
112
Non-core and Legacy
58
231
191
Group Items
5
888
2
(2)
Net integration-related expenses
677
1,941
894
of which: total revenues
1
(44)
853
2
(5)
of which: operating expenses
721
1,089
899
of which: personnel expenses
540
563
559
of which: general and administrative expenses
153
433
279
of which: depreciation, amortization and impairment of non-financial assets
27
92
60
1 Negative values represent net income.
2 Includes an USD 885m loss from the repurchase of legacy Credit Suisse debt instruments, excluding a partly offsetting gain of USD 427m from the release of PPA adjustments (a net loss of USD 457m was recognized on retirement of these instruments in the fourth quarter of 2025).

UBS Group first quarter 2026 report |
UBS Group performance, business divisions and Group Items | Group performance

Underlying results
In addition to reporting
our results in accordance
with IFRS Accounting
Standards, we report underlying
results that
exclude items of profit or loss that management believes are not representative of the underlying performance.
In
the
first
quarter
of
2026,
underlying
revenues
excluded
purchase
price
allocation
(PPA)
effects
and
other
integration items of
USD 472m. PPA effects
mainly consisted of
PPA adjustments on
financial instruments measured
at amortized
cost, including
off-balance sheet
positions, arising
from the
acquisition of
the Credit
Suisse Group.
Accretion
of
PPA
adjustments
on
financial
instruments
is
accelerated
when
the
related
financial
instrument
is
derecognized before its contractual maturity. No
adjustment is made for accretion of
PPA on financial instruments
within
Non-core
and
Legacy,
due
to
the
nature
of
its
business
model.
Underlying
revenues
also
excluded
a
USD 128m gain related to the Swisscard transactions.
In
the
first
quarter
of
2026,
underlying
expenses
excluded
integration-related
expenses
and
PPA
effects
of
USD 750m. Integration-related expenses
are temporary, incremental
and directly related
to the integration
of Credit
Suisse into
UBS, including
costs of
internal staff
and contractors
substantially dedicated
to integration
activities,
retention
awards,
redundancy
costs,
incremental
expenses
from
the
shortening
of
useful
lives
of
property,
equipment
and
software,
and
impairment
charges
relating
to
these
assets.
Classification
as
integration-related
expenses does not
affect the timing
of recognition and
measurement of those
expenses or the presentation
thereof
in the income statement.
›
Refer to the “Recent developments” section of this report for more information about the Swisscard transactions
Results: 1Q26 vs 1Q25
Reported
operating
profit
before
tax
increased
by
USD 1,709m,
or
80%,
to
USD 3,841m,
mainly
reflecting
an
increase in total revenues and lower net credit loss expenses. Total revenues increased by USD 1,686m, or 13%, to
USD 14,243m, which included
an increase from
foreign currency
effects and a
decrease of
USD 102m in
PPA effects
and other
integration items.
The increase
in total
revenues was
primarily driven
by increases
of USD 951m
in net
fee
and
commission
income
and
USD 702m
in
total
combined
net
interest
income
and
other
net
income
from
financial
instruments
measured
at
fair
value
through
profit
or
loss.
Operating
expenses
were
broadly
stable
at
USD 10,333m, as a
USD 552m increase in
personnel expenses was
almost entirely offset
by decreases of
USD 420m
in
general
and
administrative
expenses
and
USD 123m
in
depreciation,
amortization
and
impairment
of
non-
financial assets. Operating expenses included an
increase from foreign currency effects and
a USD 177m decrease
in integration-related expenses
and PPA effects.
Net credit loss
expenses were USD 70m,
compared with USD 100m
in the first quarter of 2025.
Underlying results 1Q26 vs 1Q25
On
an
underlying
basis,
profit
before
tax
increased
by
USD 1,404m
to
USD 3,990m,
reflecting
a
USD 1,740m
increase in total
revenues and a
USD 30m decrease in
net credit loss
expenses, partly offset
by a USD 365m
increase
in operating expenses.
Total revenues: 1Q26 vs 1Q25
Net interest income and other net income from financial instruments measured at fair value through profit or loss
Total combined net
interest income
and other net
income from financial
instruments measured at
fair value
through
profit or
loss increased
by USD 702m
to USD 6,269m
and included
a decrease
of USD 64m
in accretion
impacts
resulting
from
PPA
adjustments
on
financial
instruments
and
other
PPA
effects,
mainly
in
Global
Wealth
Management.

UBS Group first quarter 2026 report |
UBS Group performance, business divisions and Group Items | Group performance

The
year-on-year
increase
was
primarily
driven
by
a
USD 631m
increase
in
the
Investment
Bank’s
revenues
to
USD 2,678m, mainly
driven by
Global Markets.
The increase
was mostly
due to
higher levels
of client
activity in
Derivatives & Solutions, as well as higher client
balances in Prime Brokerage within Financing. In addition,
revenues
in Global Wealth Management increased by USD 167m to USD 2,362m, mainly reflecting a USD 143m increase in
net interest income. Excluding the
aforementioned PPA effects, this increase
was largely driven by positive
foreign
currency effects
and the
effects of
favorable changes
in product
mix.
The negative
impact of
lower central
bank
interest
rates
on
deposit
revenues
was
more
than
offset
by
deposit
pricing
measures.
In
Personal
&
Corporate
Banking, revenues increased by
USD 155m to USD 1,583m, mainly
reflecting a USD 109m increase
in net interest
income, primarily due to positive foreign currency effects and deposit pricing measures, partly offset by the impact of lower central bank interest rates on deposit revenues.
The
aforementioned
increases
were
partly
offset
by
Non-core
and
Legacy, which
reported
negative
revenues
of
USD 17m,
compared
with
positive
USD 171m
in
the
first
quarter
of
2025,
mainly
reflecting
lower
net
interest
income from securitized
products and credit products,
as a result
of a smaller portfolio,
and lower net
gains from
position exits, partly offset by
lower liquidity and funding costs.
In addition, revenues in Group
Items were negative
USD 328m, compared
with negative
USD 269m in
the first
quarter of
2025, mainly
driven by
higher mark-to-market
losses from Group hedging and own debt, including hedge accounting ineffectiveness.
›
Refer to the relevant business division and Group Items commentary in this section for more information about the specific revenues of each of the business divisions and Group Items
Net interest income and other net income from financial instruments measured at fair value through profit or loss
For the quarter ended % change from
USD m 31.3.26 31.12.25 31.3.25 4Q25 1Q25
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
866
577
33
50
Net interest income from financial instruments measured at fair value through profit or loss and other
1,453
1,594
1,597
(9)
(9)
Other net income from financial instruments measured at fair value through profit or loss
3,949
3,163
3,937
25
0
Total
6,269
5,334
5,567
18
13
Global Wealth Management
2,362
2,300
2,195
3
8
of which: net interest income
1,851
1,832
1,708
1
8
of which: transaction-based income from foreign exchange and other intermediary activity
1
510
468
487
9
5
Personal & Corporate Banking
1,583
1,540
1,428
3
11
of which: net interest income
1,348
1,322
1,239
2
9
of which: transaction-based income from foreign exchange and other intermediary activity
1
235
218
189
8
24
Asset Management
(9)
(3)
(5)
244
76
Investment Bank
2,678
1,738
2,047
54
31
Non-core and Legacy
(17)
(60)
171
(72)
Group Items
(328)
(181)
(269)
81
22
1 Mainly includes spread-related income in connection with client-driven transactions, foreign currency translation effects and income and expenses from precious metals, which are included in the income statement
line Other net income from financial instruments
measured at fair value through profit
or loss. The amounts
reported on this line are one component
of Transaction-based income
in the management discussion and
analysis in the “Global Wealth Management” and “Personal & Corporate Banking” sections of this report.
Net fee and commission income
Net fee and commission
income increased by
USD 951m to USD 7,728m and
included a decrease
of USD 76m in
accretion of PPA adjustments on financial instruments and other
PPA effects, which was reflected in other fee and
commission income, predominantly in Global Banking in the Investment Bank.
Fees for portfolio
management, investment funds
and related services
increased by USD 562m
to USD 5,209m. The
increase was mostly due
to Global Wealth Management, mainly
driven by higher average levels
of fee-generating
assets, primarily from mandates, reflecting positive market performance and net new fee-generating asset inflows
over the course of the past 12 months.
Net brokerage fees increased
by USD 328m to
USD 1,608m, driven by
higher volumes in Cash
Equities in Execution
Services in the Investment Bank,
led by the Asia Pacific region,
and higher levels of client activity
in Global Wealth
Management across all regions.
Underwriting fee income increased by USD 121m to USD 308m, driven by higher Equity Capital Markets and Debt
Capital Markets revenues in the Investment Bank.
›
Refer to the relevant business division commentary in this section for information about how components of fee and commission income are presented within the business division results

UBS Group first quarter 2026 report |
UBS Group performance, business divisions and Group Items | Group performance

Other income
Other income
was USD 247m,
compared with
USD 213m in
the first
quarter of
2025. The
first quarter
of 2026
included a gain
related to the
Swisscard transactions of
USD 163m (of which
USD 128m has been
excluded from
underlying revenues), compared with a gain of
USD 64m in the first quarter of 2025.
The first quarter of 2025 also
included
a
gain
of
USD 97m
from
the
sale
of
Select
Portfolio
Servicing.
In
addition,
losses
of
USD 15m
were
recognized on
repurchases of
UBS’s own
debt instruments
in the
first quarter
of 2026,
compared with
losses of
USD 36m in the first quarter of 2025.
›
Refer to the “Recent developments” section of this report for more information about the Swisscard transactions
Credit loss expense / release: 1Q26 vs 1Q25
Total net credit loss expenses in the first quarter of 2026 were USD 70m, reflecting USD 77m net expenses related to
performing
positions
and
USD 7m
net
releases
on
credit-impaired
positions.
Net
credit
loss
expenses
were
USD 100m in the first quarter of 2025.
Net expected
credit loss
expenses on
the performing
portfolio were
mainly driven
by post-model
adjustments of
USD 43m in the corporate lending portfolio, mainly in the Investment
Bank, reflecting current macroeconomic and
geopolitical uncertainty.
Net credit loss releases of USD 7m were recognized for credit-impaired positions and included a USD 157m release following the
repayment of
a
corporate lending
exposure, of
which USD
85m was
in Non-core
and Legacy
and
USD 72m in the Investment Bank. The
effect of this release was largely
offset by net credit loss expenses
primarily
related to a small number of corporate counterparties across
Personal & Corporate Banking, the Investment Bank,
and Non-core and Legacy.
›
Refer to “Expected credit loss measurement” in the “Consolidated financial information” section of this report for more information
Credit loss expense / (release)
Performing positions Credit-impaired positions
USD m Stages 1 and 2 Stage 3
Purchased
Total
For the quarter ended 31.3.26
Global Wealth Management (4) 13 0 9
Personal & Corporate Banking 23 44 3 70
Asset Management 0 0 0 0
Investment Bank 59 6 0 65
Non-core and Legacy 0 0 (75) (74)
Group Items 0 0 0 0
Total 77 64 (71) 70
For the quarter ended 31.12.25
Global Wealth Management 1 31 0 32
Personal & Corporate Banking (16) 116 0 101
Asset Management 0 1 0 1
Investment Bank (2) 36 0 34
Non-core and Legacy (2) 0 (10) (12)
Group Items 3 0 0 3
Total (15) 184 (10) 159
For the quarter ended 31.3.25
Global Wealth Management (7) 13 (1) 6
Personal & Corporate Banking (8) 61 0 53
Asset Management 0 0 0 0
Investment Bank (5) 40 0 35
Non-core and Legacy 0 (1) 8 7
Group Items (1) 0 0 (1)
Total (21) 113 8 100

UBS Group first quarter 2026 report |
UBS Group performance, business divisions and Group Items | Group performance

Operating expenses: 1Q26 vs 1Q25
Operating expenses
For the quarter ended % change from
USD m 31.3.26 31.12.25 31.3.25 4Q25 1Q25
Personnel expenses
7,584
6,681
7,032
14
8
of which: salaries and variable compensation
6,564
5,564
5,968
18
10
of which: variable compensation – financial advisors
1
1,504
1,492
1,409
1
7
General and administrative expenses
2,011
2,740
2,431
(27)
(17)
of which: net expenses / (releases) for litigation, regulatory and similar matters
45
17
114
171
(60)
Depreciation, amortization and impairment of non-financial assets
738
865
861
(15)
(14)
Total operating expenses
10,333
10,286
10,324
0
0
1 Financial advisor compensation consists of
cash compensation, determined using a
formulaic approach based on production,
and deferred awards. It
also includes expenses related to compensation
commitments
with financial advisors entered into at the time of recruitment that are subject to vesting requirements.
Personnel expenses
Personnel expenses increased
by USD 552m
to USD 7,584m,
mainly attributable to
higher accruals for
performance
awards, reflecting business performance, as well as foreign currency effects.
This was partly offset by the effects of
a decrease in workforce.
›
Refer to “Personnel expenses” in the “Consolidated financial information” section of this report for more information
General and administrative expenses
General and
administrative expenses
decreased by
USD 420m to
USD 2,011m, partly
due to
the first
quarter of
2025
including
a
USD 180m
expense
related
to
the
Swisscard
transactions.
In
addition,
there
was
a
USD 79m
decrease in outsourcing costs, mainly reflecting
lower IT-related costs, as well
as decreases of USD 69m in
expenses
for litigation,
regulatory and
similar matters
and USD 63m
in consulting,
legal and
audit fees,
primarily driven
by
lower integration-related expenses.
›
Refer to the “Recent developments” section of this report for more information about the Swisscard transactions
›
Refer to “General and administrative expenses” in the “Consolidated financial information” section of this report for more information
›
Refer to “Provisions and contingent liabilities” in the “Consolidated financial information” section of this report for more information about litigation, regulatory and similar matters
›
Refer to the “Regulatory and legal developments” and “Risk factors” sections of the UBS Group Annual Report
2025, available under “Annual reporting” at ubs.com/investors , for more information about litigation, regulatory and similar matters
Depreciation, amortization and impairment of non-financial assets
Depreciation, amortization and
impairment of non-financial
assets decreased by
USD 123m to USD 738m,
primarily
driven by a USD 96m decrease in the amortization of internally generated capitalized software, mainly reflecting a
lower cost
base of
software assets,
and a
USD 24m decrease
in depreciation
expense for
leased real
estate as
a
result of higher levels of accelerated depreciation in the first quarter of 2025.
Tax: 1Q26 vs 1Q25
The Group had
a net income
tax expense of
USD 786m in the
first quarter of
2026, representing an
effective tax
rate of 20.5%, compared with USD 430m in the first quarter of 2025 and an effective tax rate of 20.2%.
The net current tax
expense was USD 473m, which
primarily related to the
taxable profits of UBS
Switzerland AG
and other entities.
There was a net deferred tax expense of
USD 313m, which mainly reflected the amortization of deferred tax assets
(DTAs) previously recognized in relation to tax losses carried forward and deductible temporary differences.
We expect a
tax rate of
around 23% for
the full year
2026, excluding any
potential effects from
the remeasurement
of DTAs in connection with the business planning process.

UBS Group first quarter 2026 report |
UBS Group performance, business divisions and Group Items | Group performance

Total comprehensive income attributable to shareholders
In the first quarter
of 2026, total comprehensive
income attributable to shareholders
was USD 3,152m, reflecting
a net profit of USD 3,040m and other comprehensive income (OCI), net of tax, of USD 112m.
OCI related to
own credit on
financial liabilities designated
at fair value
was USD 741m, primarily
due to a
widening
of our own credit spreads.
Foreign currency
translation OCI
was negative
USD 312m, mainly
due to
the US
dollar strengthening
against the
Swiss franc and the euro.
OCI
related
to
cash
flow
hedges
was
negative
USD 242m,
mainly
reflecting
net
unrealized
losses
on
US
dollar
hedging derivatives resulting from increases in the relevant US dollar long-term interest rates.
›
Refer to “Statement of comprehensive income” in the “Consolidated financial information” section of this report for more information
›
Refer to “Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital” in the “Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital
›
Refer to “Note 20 Fair value measurement” in the “Consolidated financial statements” section of the UBS Group
Annual Report 2025, available under “Annual reporting” at ubs.com/investors , for more information about own credit on financial liabilities designated at fair value
Sensitivity to interest rate movements
As
of
31 March
2026,
it
is
estimated
that
a
parallel
shift
in
yield
curves
by
+100
basis
points
could
lead
to
a
combined increase
in annual
net interest
income from
our banking
book of
approximately USD 1.4bn
in the
first
year after
such a
shift. Of
this increase,
approximately USD 1.1bn,
USD 0.2bn and
USD 0.1bn would
result from
changes in Swiss franc, US dollar and euro interest rates, respectively.
A parallel shift in yield curves by –100 basis
points could lead to a combined increase in annual net
interest income
of approximately USD 0.7bn. Of this
increase, approximately USD 1.1bn would
result from changes in
Swiss franc
interest rate, driven by both contractual and assumed flooring benefits under negative interest rates. US dollar and
euro interest rates would lead to partly offsetting decreases of USD 0.2bn and USD 0.1bn, respectively.
These estimates do not represent net interest income forecasts, as they are based on a hypothetical scenario of an
immediate change in interest rates, equal across all currencies and relative to implied forward rates as of 31 March
2026 applied to our banking book. These estimates also assume no change to balance sheet size and product mix,
stable foreign exchange rates, and no specific management action.
›
Refer to the “Risk management and control” section of this report for information about interest rate risk in the banking book
Key figures and personnel
Below is an overview of selected key figures of the Group.
Cost / income ratio: 1Q26 vs 1Q25
The cost / income ratio was 72.5%, compared
with 82.2%, as a result of
higher total revenues. On an
underlying
basis, the cost / income ratio was
70.2%, compared with 77.4%, reflecting
higher total revenues, partly offset
by
higher operating expenses.
Personnel: 1Q26 vs 4Q25
The
number
of
internal
and
external
personnel
employed
was
approximately
116,814
(based
on
full-time
equivalents for internal
personnel and workforce
count for external
personnel)
as of 31 March
2026, a net
decrease
of 2,775
compared with
31 December 2025.
The number
of internal
personnel employed
as of
31 March 2026
was 101,594
(full-time equivalents),
a net
decrease of
1,583 compared
with 31 December
2025. The
number of
external staff was approximately 15,220 (workforce
count) as of 31 March 2026,
a net decrease of approximately
1,192 compared with 31 December 2025.

UBS Group first quarter 2026 report |
UBS Group performance, business divisions and Group Items | Group performance

Equity, CET1 capital and returns
As of or for the quarter ended
USD m, except where indicated 31.3.26 31.12.25 31.3.25
Net profit
Net profit / (loss) attributable to shareholders
3,040
1,199
1,692
Equity
Equity attributable to shareholders
92,247
90,213
87,185
less: goodwill and intangible assets
6,900
6,948
6,909
Tangible equity attributable to shareholders
85,347
83,265
80,276
less: other CET1 adjustments
12,034
12,003
11,123
CET1 capital
73,313
71,262
69,152
Returns
Return on equity (%)
13.3
5.3
7.9
Return on tangible equity (%)
14.4
5.8
8.5
Underlying return on tangible equity (%)
14.6
10.5
10.0
Return on CET1 capital (%)
16.8
6.6
9.6
Underlying return on CET1 capital (%)
17.0
11.9
11.3
Common equity tier 1 capital: 1Q26 vs 4Q25
During the
first quarter
2026, our
common
equity tier
1 (CET1)
capital increased
by USD 2.1bn
to USD
73.3bn,
mainly driven by operating profit before tax of USD 3.8bn, partly offset by dividend accruals of USD 0.9bn, current tax expenses
of USD 0.5bn
and negative
foreign currency
translation effects
of USD 0.2bn.
Share repurchases
of
USD 0.9bn made
under our
new, 2026
share repurchase
program in
the first
quarter of
2026 did
not affect
our
CET1
capital
position,
as
there
was
an
identical
reduction
in
the
capital
reserve
for
expected
future
share
repurchases.
Return on common equity tier 1 capital: 1Q26 vs 1Q25
The annualized
return on
CET1 capital
was 16.8%,
compared with
9.6%. On
an underlying
basis, the
return on
CET1
capital
was
17.0%,
compared
with
11.3%.
These
increases
were
driven
by
an
increase
in
net
profit
attributable to shareholders, partly offset by an increase in average CET1 capital.
Risk-weighted assets: 1Q26 vs 4Q25
During the
first quarter
of 2026,
RWA increased
by USD 7.0bn
to USD 500.4bn,
driven by
a USD 7.8bn
increase
resulting
from
asset
size
and
other
movements
and
a
USD 1.0bn
increase
driven
by
model
updates
and
methodology changes, partly offset by a USD 1.9bn decrease from currency effects.
Common equity tier 1 capital ratio: 1Q26 vs 4Q25
Our CET1 capital ratio
increased to 14.7% from
14.4%, reflecting the aforementioned
USD 2.1bn increase in CET1
capital, partly offset by the aforementioned USD 7.0bn increase in RWA.
Leverage ratio denominator: 1Q26 vs 4Q25
The
leverage ratio
denominator (the
LRD)
increased by
USD 31.0bn
to
USD 1,653.5bn,
driven
by
a
USD 40.6bn
increase from asset size and other movements, partly offset by a USD 9.5bn decrease from currency effects.
Common equity tier 1 leverage ratio: 1Q26 vs 4Q25
Our CET1 leverage ratio was unchanged
at 4.4%, as the aforementioned USD 2.1bn
increase in CET1 capital was
offset by the aforementioned USD 31.0bn increase in the LRD.
›
Refer to the “Capital management” section of this report for more information about key figures related to capital management

UBS Group first quarter 2026 report |
UBS Group performance, business divisions and Group Items | Group performance

Outlook
As we
move through
the second
quarter, markets
have remained
broadly resilient,
reflecting expectations
that a
durable diplomatic solution to the Middle East
conflict is achievable. That said, while client
activity remains healthy,
risks are still elevated, and conditions could shift rapidly, which may impact client sentiment and activity levels.
In this environment, our focus remains
on supporting clients through disciplined execution,
a prudent and selective
investment approach focused on diversification and principal protection.
We
expect
second
quarter
net
interest
income
in
both
Global
Wealth
Management
and
Personal
&
Corporate
Banking to be broadly flat sequentially.
The current backdrop
reinforces the benefits
of our balance
sheet for all
seasons, and we
are confident in
delivering
on our 2026 financial targets while continuing to invest in sustainable growth and long-term value creation.

UBS Group first quarter 2026 report |
UBS Group performance, business divisions and Group Items | Global Wealth Management

Global Wealth Management
Global Wealth Management
As of or for the quarter ended % change from
USD m, except where indicated 31.3.26 31.12.25 31.3.25 4Q25 1Q25
Results
Net interest income
1,851
1,832
1,708
1
8
Recurring net fee income
3,617
3,566
3,279
1
10
Transaction-based income
1,2
1,666
1,248
1,427
34
17
Other revenues
1,3
(28)
49
8
Total revenues
7,106
6,695
6,422
6
11
Credit loss expense / (release)
9
32
6
(72)
56
Operating expenses
5,305
5,373
5,057
(1)
5
Business division operating profit / (loss) before tax
1,792
1,290
1,359
39
32
Underlying results
Total revenues as reported
7,106
6,695
6,422
6
11
of which: PPA effects and other integration items
4
125
135
165
(7)
(24)
of which: PPA effects recognized in net interest income
123
130
159
(6)
(23)
of which: PPA effects and other integration items recognized in transaction-based income
2
5
6
(57)
(66)
of which: gain / (loss) related to an investment in an associate
(20)
4
Total revenues (underlying)
1
6,981
6,580
6,253
6
12
Credit loss expense / (release)
9
32
6
(72)
56
Operating expenses as reported
5,305
5,373
5,057
(1)
5
of which: integration-related expenses and PPA effects
1,5
307
384
355
(20)
(14)
Operating expenses (underlying)
1
4,998
4,989
4,702
0
6
of which: net expenses / (releases) for litigation, regulatory and similar matters
19
(3)
14
36
Business division operating profit / (loss) before tax as reported
1,792
1,290
1,359
39
32
Business division operating profit / (loss) before tax (underlying)
1
1,974
1,558
1,545
27
28
Performance measures and other information
Pre-tax profit growth (year-on-year,
%)
1
31.9
48.8
23.4
Cost / income ratio (%)
1
74.7
80.3
78.8
Average attributed equity (USD bn)
6
34.6
34.5
33.6
0
3
Return on attributed equity (%)
1,6
20.7
14.9
16.2
Financial advisor compensation
7
1,504
1,492
1,409
1
7
Net new fee-generating assets (USD bn)
1
37.9
8.7
27.2
Fee-generating assets (USD bn)
1
2,103
2,108
1,847
0
14
Net new assets (USD bn)
1
37.4
8.5
31.5
Net new assets growth rate (%)
1
3.1
0.7
3.0
Invested assets (USD bn)
1
4,668
4,753
4,218
(2)
11
Net new loan volumes (USD bn)
1,8
4.6
4.5
2.2
Loan volumes (USD bn)
1,9
331.5
327.2
300.1
1
10
Net new deposit volumes (USD bn)
1,10
(1.6)
0.6
(9.3)
Customer deposit volumes (USD bn)
1,11
476.6
479.1
464.4
(1)
3
Credit-impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,12
0.6
0.5
0.4
Advisors (full-time equivalents)
9,359
9,420
9,693
(1)
(3)
Underlying performance measures
Pre-tax profit growth (year-on-year,
%)
1
27.8
35.8
21.5
Cost / income ratio (%)
1
71.6
75.8
75.2
Return on attributed equity (%)
1,6
22.8
18.1
18.4
1 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Each alternative performance measure (APM) that qualifies as a non-GAAP measure as defined by US Securities and Exchange Commission (SEC) regulations is designated as such in the table of APMs in the appendix to this report. For more information about underlying results, refer to the “Group performance”
section of this report.
2 Consists of USD 1,120m of net fee and commission income (fourth quarter of 2025: USD 811m; first quarter of 2025: USD 936m), USD 545m of other net income from financial instruments
measured at fair value through profit or loss
(fourth quarter of 2025: USD 435m; first quarter of
2025: USD 487m), and USD 1m of other income (fourth
quarter of 2025: USD 3m; first quarter of 2025:
USD 4m) for
the purposes of the Group financial information or the Group financial statements, as applicable. Income related to certain financial instruments not directly linked to client activity and measured at fair value that was previously presented as transaction
-based income has been
presented as other revenues
from the fourth quarter
of 2025 onward.
This change has
been applied prospectively.
3 Consists of negative USD 35m
of
other net income
from financial instruments
measured at fair
value through
profit or loss
(fourth quarter of
2025: USD 33m;
first quarter of
2025: USD 0m) and
USD 7m of other
income (fourth quarter
of 2025:
USD 15m; first quarter of 2025: USD 8m) for the purposes of the Group financial information or the Group financial statements, as applicable. Income related to certain financial instruments not directly linked to client activity and measured at
fair value that was previously presented
as transaction-based income has been presented
as other revenues from the
fourth quarter of 2025 onward.
This change has been applied prospectively.
The line was renamed “Other revenues” (previously “Other income”) in the fourth quarter of 2025.
4 Includes accretion of PPA adjustments on financial instruments and other PPA effects, as well as temporary and incremental items directly related to the integration.
5 Includes temporary, incremental operating expenses directly related to the integration, as well as amortization of intangible assets resulting from the acquisition of the Credit Suisse Group.
6 Refer to “Equity attribution” in this report for more
information about the equity attribution framework.
7 Relates to licensed professionals with the ability to provide investment advice to clients in
the Americas.
Consists of
cash compensation,
determined using
a formulaic
approach based
on production,
and deferred
awards. Also
includes expenses
related to
compensation commitments
with
financial advisors entered into at the time of recruitment that are subject to vesting requirements. Recruitment loans to financial advisors were USD 1,431m as of 31 March 2026.
8 Consists of USD 4.2bn classified
as Loans and advances to customers (fourth quarter of 2025: USD 4.4bn; first quarter of 2025:
USD 2.2bn) and USD 0.5bn classified as Brokerage receivables (fourth quarter of 2025: USD 0.1bn; first quarter of 2025:
USD 0.0bn) for the purposes of the Group
financial information or the Group financial statements, as applicable.
9 Presented gross of expected credit losses. Consists of USD 326.3bn classified as Loans and advances
to customers (31 December 2025: USD 322.4bn; 31 March
2025: USD 295.4bn) and USD 5.2bn classified as Brokerage
receivables (31 December 2025: USD 4.8bn; 31
March 2025: USD 4.7bn) for the purposes of
the Group financial information or the Group financial statements, as applicable.
10 Consists of negative USD 2.8bn classified as Customer deposits (fourth quarter of 2025:
positive USD 1.5bn; first quarter of 2025:
negative USD 9.0bn) and USD 1.2bn classified
as Brokerage payables
(fourth quarter of 2025: negative
USD 0.9bn; first quarter of 2025:
negative USD 0.3bn) for the purposes
of the Group financial information
or
the Group financial statements, as applicable.
11 Consists of USD 470.1bn classified as Customer deposits (31 December 2025: USD 473.8bn; 31 March 2025: USD 458.8bn) and USD 6.5bn classified as Brokerage payables (31 December 2025: USD 5.3bn; 31 March 2025: USD 5.6bn) for the
purposes of the Group financial information or the Group financial statements, as applicable.
12 Refer to the “Risk management and
control” section of this report for more information about credit-impaired exposures. Excludes loans to financial advisors.

UBS Group first quarter 2026 report |
UBS Group performance, business divisions and Group Items | Global Wealth Management

Results: 1Q26 vs 1Q25
Profit
before
tax
increased
by
USD 433m,
or
32%,
to
USD 1,792m,
mainly
due
to
higher
total
revenues,
partly
offset
by
higher
operating
expenses.
Underlying
profit
before
tax
was
USD 1,974m,
an
increase
of
28%,
after
excluding from operating expenses USD 307m of
integration-related expenses and purchase price allocation
(PPA)
effects and excluding from total revenues USD 125m of PPA effects and other integration items.
Total revenues
Total
revenues
increased
by
USD 684m,
or
11%,
to
USD 7,106m,
driven
by
higher
recurring
net
fee
income,
transaction-based income and net interest income, partly offset by lower other revenues, and included a USD 40m decrease in
PPA effects
and other
integration items.
Excluding USD 125m
of PPA
effects and
other integration
items,
underlying total revenues were USD 6,981m, an increase of 12%.
Net interest income
increased by USD 143m,
or 8%, to
USD 1,851m and included
a USD 36m decrease
in accretion
of PPA adjustments on financial instruments and
other PPA effects. Excluding PPA effects of USD 123m,
underlying
net
interest
income
was
USD 1,729m,
an
increase
of
12%.
This
increase
was
largely
driven
by
positive
foreign
currency effects
and the
effects of
favorable changes
in product
mix. The
negative impact
of lower
central bank
interest rates on deposit revenues was more than offset by deposit pricing measures.
Recurring net fee income increased by USD 338m,
or 10%, to USD 3,617m, mainly driven
by higher average levels
of
fee-generating
assets,
primarily
from
mandates,
reflecting
positive
market
performance
and
net
new
fee-
generating asset inflows over the course of the past 12 months.
Transaction-based
income
increased
by USD
239m,
or
17%,
to
USD 1,666m.
Excluding
PPA
effects
of
USD 2m,
underlying transaction-based income was
USD 1,664m, an increase of
17%, mainly driven by
higher levels of client
activity across
all regions
and also
driven by
contributions from
Structured Solutions,
Precious Metals,
Investment
Funds and Cash Equities revenues.
Other
revenues
were
negative
USD 28m
and
included
a
USD 46m
fair
value
loss
resulting
from
a
strategic
partnership.
Other
revenues
in
the
first
quarter
of
2025
were
positive
USD 8m
and
included
a
gain
of
USD 4m
related to an investment in an associate.
Credit loss expense / release
Net credit
loss expenses
were USD 9m,
compared with
net credit
loss expenses
of USD 6m
in the
first quarter
of
2025.
Operating expenses
Operating
expenses
increased
by
USD 248m,
or
5%,
to
USD 5,305m
and
included
a
USD 48m
decrease
in
integration-related
expenses.
Excluding
USD 307m
of
integration-related
expenses
and
PPA
effects,
underlying
operating expenses
were USD 4,998m,
an increase
of 6%,
mainly driven
by adverse
foreign currency
effects and
higher variable compensation,
largely related to
an increase in
financial advisor
compensation, resulting
from higher
compensable revenues.
Invested assets: 1Q26 vs 4Q25
Invested
assets
decreased
by
USD 85bn
to
USD 4,668bn,
mainly
driven
by
negative
market
performance
of
USD 102.3bn and foreign currency effects of USD 14.3bn, partly offset by net new asset inflows of USD 37.4bn.
Invested assets: 1Q26 vs 1Q25
Invested
assets
increased
by
USD 450bn
to
USD 4,668bn,
mainly
driven
by
positive
market
performance
of
USD 299.0bn, net
new asset
inflows of USD
106.6bn and positive
foreign currency
effects of
USD 75.5bn, partly
offset by
effects of
USD 27.1bn resulting
from UBS’s
strategic decisions
to exit
certain markets
or cease
offering
certain services.
Loan volumes: 1Q26 vs 4Q25
Loan
volumes
increased
by
USD 4.3bn
to
USD 331.5bn,
mainly
driven
by
positive
net
new
loan
volumes
of
USD 4.6bn, partly offset by negative foreign currency effects.
›
Refer to the “Risk management and control” section of this report for more information
Customer deposit volumes: 1Q26 vs 4Q25
Customer deposit
volumes
decreased
by USD
2.5bn to
USD 476.6bn, mainly
driven by
net new
deposit volume
outflows of USD 1.6bn and negative foreign currency effects.

UBS Group first quarter 2026 report |
UBS Group performance, business divisions and Group Items | Global Wealth Management

Regional breakdown of performance measures
As of or for the quarter ended 31.3.26
USD m, except where indicated Americas
1
Asia Pacific EMEA Switzerland Divisional items
2
Global Wealth
Management
Net interest income
552
366
406
408
119
1,851
Recurring net fee income
2,178
316
606
504
12
3,617
Transaction-based income
3,4
517
557
347
266
(22)
1,666
Other revenues
3,4
19
(8)
0
(2)
(39)
(28)
Total revenues
3,267
1,232
1,360
1,177
70
7,106
Credit loss expense / (release)
(1)
0
7
1
1
9
Operating expenses
2,820
631
845
691
320
5,305
Operating profit / (loss) before tax
448
600
508
486
(251)
1,792
of which: PPA effects, integration-related items and other items
5
(182)
(182)
Cost / income ratio (%)
3
86.3
51.2
62.1
58.7
74.7
Net new fee-generating assets (USD bn)
3
8.8
6.8
13.9
8.4
(0.1)
37.9
Fee-generating assets (USD bn)
3
1,162
210
459
270
1
2,103
Net new assets (USD bn)
3
5.3
18.6
10.6
3.3
(0.4)
37.4
Net new assets growth rate (%)
3
0.9
9.4
5.4
1.5
3.1
Invested assets (USD bn)
3
2,242
781
762
878
5
4,668
Net new loan volumes (USD bn)
3
2.1
1.8
(0.3)
1.0
0.0
4.6
Loan volumes (USD bn)
3
105.8
6
48.0
62.3
113.9
1.6
331.5
Net new deposit volumes (USD bn)
3
4.6
(4.1)
(1.9)
0.1
(0.4)
(1.6)
Customer deposit volumes (USD bn)
3
124.2
6
112.9
111.3
124.2
4.0
476.6
Advisors (full-time equivalents)
5,722
937
1,436
1,179
86
9,359
As of or for the quarter ended 31.3.25
USD m, except where indicated Americas
1
Asia Pacific EMEA Switzerland Divisional items
2
Global Wealth
Management
Net interest income
513
311
372
345
167
1,708
Recurring net fee income
2,022
276
535
432
14
3,279
Transaction-based income
3,4
460
455
272
255
(15)
1,427
Other revenues
3,4
8
(7)
(2)
(1)
9
8
Total revenues
3,003
1,034
1,177
1,031
177
6,422
Credit loss expense / (release)
16
3
0
(14)
0
6
Operating expenses
2,630
604
824
641
359
5,057
Operating profit / (loss) before tax
357
428
354
403
(183)
1,359
of which: PPA effects, integration-related items and other items
5
(186)
(186)
Cost / income ratio (%)
3
87.6
58.4
70.0
62.2
78.8
Net new fee-generating assets (USD bn)
3
10.2
4.4
8.7
4.1
(0.1)
27.2
Fee-generating assets (USD bn)
3
1,058
178
382
228
1
1,847
Net new assets (USD bn)
3
20.2
7.5
1.4
3.6
(1.1)
31.5
Net new assets growth rate (%)
3
3.8
4.5
0.8
1.9
3.0
Invested assets (USD bn)
3
2,082
689
670
773
4
4,218
Net new loan volumes (USD bn)
3
0.9
1.3
0.3
(0.2)
0.0
2.2
Loan volumes (USD bn)
3
98.7
6
43.4
60.0
97.0
1.0
300.1
Net new deposit volumes (USD bn)
3
(2.7)
(7.0)
(1.6)
1.9
0.1
(9.3)
Customer deposit volumes (USD bn)
3
113.6
6
119.2
111.8
117.5
2.3
464.4
Advisors (full-time equivalents)
5,884
922
1,530
1,277
81
9,693
1 Includes
the Wealth
Management US
(which covers
the USA
and Canada)
and Wealth
Management LatAm
(which covers
Latin America)
business units.
2 Includes impacts
from accretion
of purchase
price
allocation (PPA) adjustments on financial
instruments and other PPA effects,
integration-related expenses, and certain gains
and losses from investments in associates and
minor functions, which are not included
in
the four regions individually presented
in this table.
3 Refer to “Alternative
performance measures” in the appendix
to this report for the definition
and calculation method. Each alternative
performance measure
(APM) that qualifies as a non-GAAP measure
as defined by US Securities and Exchange
Commission (SEC) regulations is designated as such
in the table of APMs in the appendix
to this report. For more information
about underlying results, refer to the “Group
performance” section of this report.
4 From the fourth quarter of 2025 onward,
income related to certain financial instruments not directly linked to client activity and
measured at fair value
that was previously presented
as transaction-based income has
been presented as other
revenues. This
change has been applied
prospectively. The
line has been renamed
“Other revenues”
(previously “Other income”).
5 Items of profit or
loss that management believes
are not representative of
the underlying performance,
namely impacts from accretion
of purchase price allocation
adjustments on
financial instruments
and other
PPA effects,
integration-related expenses,
amortization of
intangibles resulting
from the
acquisition of
the Credit
Suisse Group,
and certain
gains and
losses from
investments in
associates.
6 Loan volumes and Customer deposit volumes in this table include customer brokerage receivables and payables, respectively,
which are presented in separate reporting lines on the balance sheet.
Regional comments 1Q26 vs 1Q25, except where indicated
Americas
Profit
before
tax
increased
by
USD 91m
to
USD
448m.
Total
revenues
increased
by
USD 264m,
or
9%,
to
USD 3,267m, mainly driven by increases of USD 156m in
recurring net fee income, USD 57m in transaction-based
income and USD 39m in
net interest income. Operating
expenses increased by USD 190m, or
7%, to USD 2,820m.
The cost / income ratio
decreased to 86.3%
from 87.6%. Loan
volumes increased by
2% compared with
the fourth
quarter of 2025, to
USD 105.8bn, mainly driven by
positive net new
loan volumes of USD 2.1bn.
Customer deposit
volumes increased
by 4%
compared with
the fourth
quarter of
2025, to
USD 124.2bn, with
net new
deposit volume
inflows of USD 4.6bn. Net new asset inflows were USD 5.3bn.

UBS Group first quarter 2026 report |
UBS Group performance, business divisions and Group Items | Global Wealth Management

Asia Pacific
Profit
before
tax
increased
by
USD 172m
to
USD 600m.
Total
revenues
increased
by
USD 198m,
or
19%,
to
USD 1,232m, mainly
driven by
increases of
USD 102m in
transaction-based income,
USD 55m in
net interest
income
and USD 40m in recurring net fee
income. Operating expenses increased by USD 27m,
or 5%, to USD 631m. The
cost / income ratio
decreased to
51.2% from
58.4%. Loan
volumes increased
by 3%
compared with
the fourth
quarter of 2025, to USD 48.0bn, mainly driven by positive net new loan volumes of USD 1.8bn. Customer deposit volumes
decreased
by
4%
compared
with
the
fourth
quarter
of
2025,
to
USD 112.9bn,
with
net
new
deposit
volume outflows of USD 4.1bn. Net new asset inflows were USD 18.6bn.
EMEA
Profit
before
tax
increased
by
USD 154m
to
USD 508m.
Total
revenues
increased
by
USD 183m,
or
16%,
to
USD 1,360m, mainly
driven by
increases of
USD 75m in
transaction-based income,
USD 71m in
recurring net
fee
income and
USD 34m in
net interest
income. Operating
expenses increased
by USD 21m,
or 3%,
to USD 845m.
The cost / income
ratio decreased
to 62.1%
from 70.0%.
Loan volumes
decreased by
2% compared
with the
fourth
quarter
of
2025,
to
USD 62.3bn,
mainly
driven
by
negative
foreign currency
effects
and
negative
net new
loan
volumes of USD 0.3bn. Customer deposit
volumes decreased by 2% compared
with the fourth quarter of
2025, to
USD 111.3bn,
mainly
driven
by
net
new
deposit
volume
outflows
of
USD 1.9bn.
Net
new
asset
inflows
were
USD 10.6bn.
Switzerland
Profit
before
tax
increased
by
USD 83m
to
USD 486m.
Total
revenues
increased
by
USD 146m,
or
14%,
to
USD 1,177m,
mainly
driven
by
increases
of
USD 72m
in
recurring
net
fee
income
and
USD 63m
in
net
interest
income. Operating
expenses increased
by USD 50m,
or 8%,
to USD 691m.
The cost / income
ratio decreased
to
58.7% from 62.2%. Loan volumes increased by
1% compared with the fourth quarter of
2025, to USD 113.9bn,
mainly driven
by positive
net new
loan volumes
of USD 1.0bn.
Customer deposit
volumes were
broadly stable
at
USD 124.2bn compared with the fourth quarter of 2025, with net new deposit volume inflows of USD 0.1bn. Net new asset inflows were USD 3.3bn.
Divisional items
Operating loss before tax was USD 251m and included USD 307m of integration-related expenses and PPA effects and a USD 46m
fair value loss
resulting from a
strategic partnership,
partly offset
by the aforementioned
USD 125m
related to PPA effects and other integration items.

UBS Group first quarter 2026 report |
UBS Group performance, business divisions and Group Items | Personal & Corporate Banking

Personal & Corporate Banking
Personal & Corporate Banking – in Swiss francs
As of or for the quarter ended % change from
CHF m, except where indicated 31.3.26 31.12.25 31.3.25 4Q25 1Q25
Results
Net interest income
1,052
1,058
1,114
(1)
(6)
Recurring net fee income
1,2
348
339
357
3
(2)
Transaction-based income
1,3
489
451
452
8
8
Other revenues
1,4
139
(18)
66
112
Total revenues
2,029
1,830
1,989
11
2
Credit loss expense / (release)
55
80
48
(31)
16
Operating expenses
1,164
1,297
1,396
(10)
(17)
Business division operating profit / (loss) before tax
809
452
545
79
48
Underlying results
Total revenues as reported
2,029
1,830
1,989
11
2
of which: PPA effects and other integration items
5
174
181
216
(4)
(19)
of which: PPA effects recognized in net interest income
153
159
192
(4)
(20)
of which: PPA effects and other integration items recognized in transaction-based income
21
22
25
(2)
(13)
of which: gain / (loss) related to an investment in an associate
(43)
9
of which: items related to the Swisscard transactions
99
6
58
7
69
Total revenues (underlying)
1
1,756
1,692
1,705
4
3
Credit loss expense / (release)
55
80
48
(31)
16
Operating expenses as reported
1,164
1,297
1,396
(10)
(17)
of which: integration-related expenses and PPA effects
1,8
174
228
172
(24)
1
of which: items related to the Swisscard transactions
164
9
Operating expenses (underlying)
1
990
1,069
1,060
(7)
(7)
of which: net expenses / (releases) for litigation, regulatory and similar matters
3
0
0
Business division operating profit / (loss) before tax as reported
809
452
545
79
48
Business division operating profit / (loss) before tax (underlying)
1
710
543
597
31
19
Performance measures and other information
Pre-tax profit growth (year-on-year,
%)
1
48.4
(13.7)
(36.5)
Cost / income ratio (%)
1
57.4
70.9
70.2
Average attributed equity (CHF bn)
10
17.5
17.6
18.2
(1)
(4)
Return on attributed equity (%)
1,10
18.5
10.3
12.0
Net interest margin (bps)
1
171
172
181
Net new loans (CHF bn)
1
2.4
(1.4)
(0.3)
Loans, gross (CHF bn)
247.4
246.0
248.9
1
(1)
Net new deposits (CHF bn)
1
3.5
2.1
(2.9)
Customer deposits (CHF bn)
251.2
248.6
251.2
1
0
Credit-impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,11
1.2
1.2
1.3
Underlying performance measures
Pre-tax profit growth (year-on-year,
%)
1
19.0
(5.1)
(22.9)
Cost / income ratio (%)
1
56.4
63.2
62.2
Return on attributed equity (%)
1,10
16.3
12.3
13.2
1 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Each alternative performance measure (APM) that qualifies as a non-GAAP measure as defined by US Securities and Exchange Commission (SEC) regulations is designated as such in the table of APMs in the appendix to this
report. For more information about underlying results, refer to the “Group performance”
section of this report.
2 Consists of net fee and
commission income and other income for
the purposes of the Group
financial information or the Group
financial statements, as applicable. For reconciliation information in US dollar amounts, refer to the corresponding footnote to the table below.
3 Consists of net fee and commission income, other net income from financial instruments measured at fair value through profit or loss, and other income for the purposes of the
Group financial information or the Group financial
statements, as applicable. For
reconciliation information in US dollar amounts,
refer to the corresponding footnote to the
table below. Income
related to certain
financial instruments not
directly linked to
client activity and
measured at fair
value
that was previously
presented as transaction-based
income has been
presented as other
revenues from the
fourth quarter of
2025 onward. This
change has been
applied prospectively.
4 Consists of other
net income from
financial instruments measured
at fair value
through profit or
loss and other
income for the purposes of the Group financial information or the Group financial statements, as applicable. For reconciliation information in US dollar amounts, refer to the corresponding footnote to the table below.
Income related to certain financial
instruments not directly linked
to client activity and measured
at fair value that was
previously presented as transaction-based
income has been presented as
other revenues from
the fourth quarter
of 2025 onward.
This change has
been applied prospectively.
The line was
renamed “Other revenues”
(previously “Other income”)
in the fourth
quarter of 2025.
5 Includes accretion of
PPA
adjustments on financial instruments and
other PPA effects,
as well as temporary and
incremental items directly related to
the integration.
6 Represents the gain on sale
of UBS’s 50% interest
in Swisscard AECS
GmbH (Swisscard), which
has been excluded
from underlying revenues.
Refer to the
“Recent developments” section
of this report
for more information
about the Swisscard
transactions.
7 Represents the gain
related to UBS’s share of
the income recorded by Swisscard for the
sale of the Credit Suisse card portfolios
to UBS.
8 Includes temporary, incremental
operating expenses directly related to the
integration, as well
as amortization of intangible assets resulting from
the acquisition of the Credit Suisse Group.
9 Represents the expense related to the payment
to Swisscard for the sale of the
Credit Suisse card portfolios to UBS.
10 Refer to “Equity attribution” in this report for more information about the equity attribution framework.
11 Refer to the “Risk management and control” section of this report for more information about credit-
impaired exposures.

UBS Group first quarter 2026 report |
UBS Group performance, business divisions and Group Items | Personal & Corporate Banking

Results : 1Q26 vs 1Q25
Profit before tax
increased by CHF 264m,
or 48%, to
CHF 809m, mainly reflecting
lower operating expenses
and
higher total revenues. Underlying profit before tax was CHF 710m, an increase of 19%, after excluding from total
revenues CHF 174m of purchase price
allocation (PPA) effects and other integration
items and a gain of
CHF 99m
related
to
the
Swisscard
transactions
and
excluding
from
operating
expenses
CHF 174m
of
integration-related
expenses and PPA effects.
›
Refer to the “Recent developments” section of this report for more information about the Swisscard transactions
Total revenues
Total
revenues
increased
by
CHF 40m,
or
2%,
to
CHF 2,029m,
mainly
reflecting
higher
other
revenues
and
transaction-based income,
partly offset
by lower
net interest
income. Total
revenues in
the first
quarter of
2026
included a gain of CHF 126m related to the Swisscard transactions. Of this gain, CHF 99m has been excluded from underlying results, and
CHF 27m has been
recognized as part
of the underlying
results. Excluding CHF 174m
of PPA
effects and
other integration
items and
the aforementioned
CHF 99m, underlying
total revenues
were CHF 1,756m,
an increase of 3%.
Net interest income decreased by
CHF 62m, or 6%, to CHF
1,052m, mainly reflecting the impact
of lower central
bank
interest
rates
on
deposit
revenues.
This
decrease
was
partly
offset
by
deposit
pricing
measures
and
lower
liquidity and funding costs. Net interest income also included a CHF 39m decrease in accretion of PPA adjustments on financial instruments and other PPA effects. Excluding PPA effects of CHF 153m, underlying net interest income
was CHF 900m, a decrease of 3%.
Recurring net fee income decreased by CHF 9m, or
2%, to CHF 348m, mainly as the first quarter
of 2025 included
our share of Swisscard profit.
Transaction-based
income
increased
by
CHF 37m,
or
8%,
to
CHF 489m,
mostly
due
to
higher
structured
and
syndicated finance
fees from corporate
clients, as
well as credit
card fees. Excluding
CHF 21m of
PPA effects and
other integration items, underlying transaction-based income was CHF 468m, an increase of 10%.
Other revenues were CHF 139m, compared with CHF 66m. The first quarter of 2026 included a gain of CHF 126m
related to the
Swisscard transactions, of
which CHF 99m has
been excluded
from underlying
results, compared with
a gain of CHF 58m
in the first quarter
of 2025. Excluding the
aforementioned CHF 99m, underlying other
revenues
in the first
quarter of 2026
were CHF 40m, driven
by CHF 27m of
deferred Swisscard revenues
related to the
period
in which the investment was classified as held for sale.
Credit loss expense / release
Net credit
loss expenses
were CHF 55m,
reflecting net
expenses on
credit-impaired positions,
which primarily
related
to a
small number
of corporate
counterparties, and
net expenses
related to
performing positions.
Net credit
loss
expenses were CHF 48m in the first quarter of 2025.
Operating expenses
Operating
expenses
decreased
by
CHF 232m,
or
17%,
to
CHF 1,164m
and
included
a
CHF 4m
increase
in
integration-related
expenses.
The
first
quarter
of
2025
included
a
CHF 164m
expense
related
to
the
Swisscard
transactions. Excluding CHF 174m of integration-related expenses and PPA effects, underlying operating expenses
were CHF 990m, a decrease of 7%, mainly reflecting cost synergies.

UBS Group first quarter 2026 report |
UBS Group performance, business divisions and Group Items | Personal & Corporate Banking

Personal & Corporate Banking – in US dollars
As of or for the quarter ended % change from
USD m, except where indicated 31.3.26 31.12.25 31.3.25 4Q25 1Q25
Results
Net interest income
1,348
1,322
1,239
2
9
Recurring net fee income
1,2
447
424
397
5
12
Transaction-based income
1,3
627
564
502
11
25
Other revenues
1,4
180
(23)
72
149
Total revenues
2,601
2,286
2,211
14
18
Credit loss expense / (release)
70
101
53
(30)
32
Operating expenses
1,491
1,621
1,551
(8)
(4)
Business division operating profit / (loss) before tax
1,040
565
607
84
71
Underlying results
Total revenues as reported
2,601
2,286
2,211
14
18
of which: PPA effects and other integration items
5
223
226
241
(1)
(7)
of which: PPA effects recognized in net interest income
196
199
213
(1)
(8)
of which: PPA effects and other integration items recognized in transaction-based income
27
27
27
0
0
of which: gain / (loss) related to an investment in an associate
(54)
11
of which: items related to the Swisscard transactions
128
6
64
7
99
Total revenues (underlying) 1
2,250
2,114
1,895
6
19
Credit loss expense / (release)
70
101
53
(30)
32
Operating expenses as reported
1,491
1,621
1,551
(8)
(4)
of which: integration-related expenses and PPA effects
1,8
222
285
192
(22)
16
of which: items related to the Swisscard transactions
180
9
Operating expenses (underlying)
1
1,269
1,336
1,179
(5)
8
of which: net expenses / (releases) for litigation, regulatory and similar matters
3
0
0
Business division operating profit / (loss) before tax as reported
1,040
565
607
84
71
Business division operating profit / (loss) before tax (underlying)
1
911
678
663
34
37
Performance measures and other information
Pre-tax profit growth (year-on-year,
%)
1
71.4
(5.1)
(37.8)
Cost / income ratio (%)
1
57.3
70.9
70.1
Average attributed equity (USD bn)
10
22.4
22.0
20.1
2
11
Return on attributed equity (%)
1,10
18.6
10.3
12.1
Net interest margin (bps)
1
174
170
181
Net new loans (USD bn)
1
3.0
(1.7)
(0.3)
Loans, gross (USD bn)
309.3
310.2
281.4
0
10
Net new deposits (USD bn)
1
4.4
2.6
(3.3)
Customer deposits (USD bn)
314.0
313.5
284.0
0
11
Credit-impaired loan portfolio as a percentage of total loan portfolio, gross (%)
1,11
1.2
1.2
1.3
Underlying performance measures
Pre-tax profit growth (year-on-year,
%)
1
37.5
4.8
(24.5)
Cost / income ratio (%)
1
56.4
63.2
62.2
Return on attributed equity (%)
1,10
16.3
12.3
13.2
1 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Each alternative performance measure (APM) that qualifies as a non-GAAP measure as defined by US Securities and Exchange Commission (SEC) regulations is designated as such in the table of APMs in the appendix to this report. For more information about underlying results, refer to the “Group performance”
section of this report.
2 Consists of USD
447m of net fee and commission income (fourth quarter of
2025: USD 454m; first quarter of 2025: USD 375m) and USD 0m of other income (fourth quarter of 2025: negative
USD 30m; first quarter of 2025: USD 22m)
for the purposes of the Group
financial information or the Group financial
statements, as applicable.
3 Consists of USD
395m of net fee and commission
income (fourth
quarter of 2025: USD 346m; first quarter of 2025: USD 297m), USD 232m of other net income from financial instruments measured at fair value through profit or loss (fourth quarter of 2025: USD 216m; first quarter of 2025: USD 201m), and USD 0m of other income
(fourth quarter of 2025: USD 2m; first quarter
of 2025: USD 3m) for the purposes of
the Group financial information or the Group financial
statements, as applicable.
Income related to certain financial instruments not directly linked to client activity and measured at fair value that was previously presented as transaction-based income has been presented as other revenues from the fourth quarter of 2025 onward. This change has been applied prospectively.
4 Consists of USD
2m of other net income from financial instruments measured at fair value through profit or loss (fourth quarter of 2025:
USD 3m; first quarter of 2025: negative USD 12m) and USD 178m of other income
(fourth quarter of 2025: negative USD 25m; first quarter of 2025: USD 84m)
for the purposes of the Group financial information or
the Group financial statements, as applicable. Income related to certain financial instruments not directly linked to client activity and measured at fair value that was previously presented as transaction-based income
has been presented as other revenues from the fourth quarter of 2025 onward. This change has been applied prospectively. The
line was renamed “Other revenues” (previously “Other income”) in the fourth quarter of 2025.
5 Includes accretion of PPA
adjustments on financial instruments
and other PPA effects,
as well as temporary and
incremental items directly related to
the integration.
6 Represents the gain on sale
of
UBS’s 50%
interest in Swisscard
AECS GmbH (Swisscard),
which has been
excluded from underlying
revenues. Refer to
the “Recent developments”
section of this
report for more
information about the
Swisscard
transactions.
7 Represents the gain related to UBS’s share of the income recorded by Swisscard for the sale of the Credit Suisse card portfolios to UBS.
8 Includes temporary, incremental operating expenses directly related to the integration, as well as amortization of intangible assets resulting from the acquisition of the Credit Suisse Group.
9 Represents the expense related to the payment to Swisscard for the sale of the Credit
Suisse card portfolios to UBS.
10 Refer to “Equity attribution” in this report for more information about the equity attribution framework.
11 Refer to the “Risk management and control” section of this report for more information about credit-impaired exposures.

UBS Group first quarter 2026 report |
UBS Group performance, business divisions and Group Items | Asset Management

Asset Management
Asset Management
As of or for the quarter ended % change from
USD m, except where indicated 31.3.26 31.12.25 31.3.25 4Q25 1Q25
Results
Net management fees
1,2
755
790
713
(4)
6
Performance fees
17
39
30
(56)
(43)
Net gain / (loss) from disposal
(29)
(2)
Total revenues
772
800
741
(4)
4
Credit loss expense / (release)
0
1
0
Operating expenses
555
588
606
(6)
(8)
Business division operating profit / (loss) before tax
217
212
135
2
60
Underlying results
Total revenues as reported
772
800
741
(4)
4
Total revenues (underlying)
1
772
800
741
(4)
4
Credit loss expense / (release)
0
1
0
Operating expenses as reported
555
588
606
(6)
(8)
of which: integration-related expenses
1
35
57
73
(39)
(52)
Operating expenses (underlying)
1
520
531
533
(2)
(2)
of which: net expenses / (releases) for litigation, regulatory and similar matters
0
0
0
Business division operating profit / (loss) before tax as reported
217
212
135
2
60
Business division operating profit / (loss) before tax (underlying)
1
252
268
208
(6)
21
Performance measures and other information
Pre-tax profit growth (year-on-year,
%)
1
60.2
65.6
22.3
Cost / income ratio (%)
1
71.9
73.4
81.7
Average attributed equity (USD bn)
3
2.4
2.5
2.7
(1)
(11)
Return on attributed equity (%)
1,3
35.8
34.6
19.8
Gross margin on invested assets (bps)
1
15
15
17
Underlying performance measures
Pre-tax profit growth (year-on-year,
%)
1
21.0
19.9
14.5
Cost / income ratio (%)
1
67.4
66.4
71.9
Return on attributed equity (%)
1,3
41.6
43.8
30.5
Information by business line / asset class
Net new money (USD bn)
1
Equities
4
4.4
0.3
(1.4)
Fixed Income
4
6.7
5.1
8.9
of which: money market
(1.6)
2.5
5.2
Multi-asset & Solutions
4
1.2
0.0
0.9
Alternatives
5
(0.2)
0.8
1.7
Total net new money excluding associates
12.2
6.2
10.1
of which: net new money excluding money market
13.8
3.6
4.8
Associates
6
1.9
1.4
(3.2)
Total net new money
14.0
7.6
6.8
Invested assets (USD bn)
1
Equities
4
877
904
753
(3)
16
Fixed Income
4
454
447
423
1
7
of which: money market
176
176
164
0
7
Multi-asset & Solutions
4
363
372
275
(2)
32
Alternatives
5
275
281
264
(2)
4
Total invested assets excluding associates
1,969
2,005
1,715
(2)
15
of which: passive strategies
1,017
1,040
823
(2)
24
Associates
6
96
93
81
3
17
Total invested assets
2,064
2,098
1,796
(2)
15

UBS Group first quarter 2026 report |
UBS Group performance, business divisions and Group Items | Asset Management

Asset Management (continued)
As of or for the quarter ended % change from
USD m, except where indicated 31.3.26 31.12.25 31.3.25 4Q25 1Q25
Information by region
Invested assets (USD bn)
1
Americas
478
489
447
(2)
7
Asia Pacific
7
255
256
222
0
15
EMEA (excluding Switzerland)
525
540
440
(3)
19
Switzerland
806
813
688
(1)
17
Total invested assets
2,064
2,098
1,796
(2)
15
Information by channel
Invested assets (USD bn)
1
Third-party institutional
1,161
1,193
1,027
(3)
13
Third-party wholesale
213
212
163
1
30
UBS’s wealth management businesses
594
601
525
(1)
13
Associates
6
96
93
81
3
17
Total invested assets
2,064
2,098
1,796
(2)
15
1 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Each alternative performance measure (APM) that qualifies as a non-GAAP measure as defined by US Securities and Exchange Commission (SEC) regulations is designated as such in the table of APMs in the appendix to this
report. For more information about underlying results, refer to the “Group performance”
section of this report.
2 Net management fees include transaction fees,
fund administration revenues (including net interest
and trading income from lending activities and
foreign-exchange hedging as part of the
fund services offering), distribution fees, incremental fund-related expenses, gains or losses from seed money and co-investments, funding costs, the negative pass-through impact of third-party performance fees, and other items that
are not Asset
Management’s performance
fees. Net
management fees
consist of USD 13m
of interest expense
(fourth quarter of
2025: USD 16m; first
quarter of 2025:
USD 15m), USD 719m
of
recurring net fee and commission income (fourth quarter of 2025: USD 740m; first quarter of 2025: USD 661m), USD 5m of transaction
-based net fee and commission income (fourth quarter of 2025: USD 27m; first quarter of 2025: USD 17m), USD 4m of other net income from financial instruments measured at fair value through profit or loss
(fourth quarter of 2025: USD 13m; first quarter of 2025: USD 10m), and USD 39m of other income (fourth quarter of 2025: USD 26m; first quarter of 2025: USD 40m) for the purposes of the Group financial information or the Group financial statements, as applicable.
3 Refer to “Equity attribution”
in this report for more information about the equity attribution framework.
4 In the third quarter of 2025, certain portfolios were reclassified from Equities and Fixed Income to Multi-asset & Solutions, as a result of aligning Credit Suisse presentation to that of UBS. These changes were applied prospectively.
5 From the first quarter of 2026 all assets that were formerly reported under Hedge Fund Businesses and Real Estate &
Private Markets are
reported under a new Alternatives
category. This
includes Asset Management’s
share of the Unified Global
Alternatives business, as
well as the Credit Investments
Group, which was
previously
reported within Fixed Income. Comparative figures have been reclassified to reflect this change.
6 The invested assets and net new money amounts reported for associates are prepared in accordance with their local regulatory requirements and practices.
7 Includes invested assets from associates.
Results: 1Q26 vs 1Q25
Profit before
tax increased
by USD 82m,
or 60%,
to USD 217m,
reflecting lower
operating expenses
and higher
total revenues. Underlying
profit before tax
was USD 252m, an
increase of 21%,
after excluding integration-related
expenses of USD 35m.
Total revenues
Total revenues
increased by
USD 31m, or
4%, to
USD 772m, mainly
due to
higher net
management fees,
partly
offset by lower performance fees. The gross margin was 15 basis points.
Net
management
fees
increased
by
USD 42m,
or
6%,
to
USD 755m,
mainly
driven
by
higher
average
levels
of
invested assets,
primarily from
positive foreign currency
effects and
positive market
performance, partly offset
by
the effects from
the O’Connor business
exit and ongoing
margin compression. Net
management fees of
USD 755m
included USD 979m of
fund fee and commission
income from investment
management activities, partly offset
by
related fee and commission expenses of USD 255m.
›
Refer to the “Recent developments” section of this report for more information about the sale of the O’Connor business
Performance
fees
decreased
by
USD 13m,
or
43%,
to
USD 17m,
mainly
due
to
a
decrease
in
the
Alternatives
businesses, including the effects from the O’Connor business exit.
Operating expenses
Operating expenses
decreased by
USD 51m, or
8%, to
USD 555m and
included a
USD 38m decrease
in integration-
related
expenses.
Excluding
integration-related
expenses
of
USD 35m,
underlying
operating
expenses
were
USD 520m, a
decrease of
2%, mainly
due to
lower non-personnel
and personnel
expenses, despite
unfavorable
foreign currency effects, and included the effects from the O’Connor business exit.
Changes to the asset class structure disclosure for both invested assets and net new money
Following
the
creation
of
our
Unified
Global
Alternatives
business
in
2025
(a
collaboration
with
Global
Wealth
Management) and the sale
of the O’Connor hedge
fund business (completed in
the first quarter of
2026), from the
first
quarter
of
2026
all
assets
that
were
formerly
reported
under
Hedge
Fund
Businesses
(USD 62bn
as
of
31 December 2025) and Real Estate & Private Markets (USD 160bn as of 31 December 2025) are reported under a new Alternatives category for invested assets and net new
money. This includes Asset Management’s share of the
Unified Global Alternatives business,
as well as the
Credit Investments Group (USD 59bn
as of 31 December 2025),
which was previously reported within Fixed Income.

UBS Group first quarter 2026 report |
UBS Group performance, business divisions and Group Items | Asset Management

Invested assets: 1Q26 vs 4Q25
Invested
assets
decreased
by
USD 34bn,
or
2%,
to
USD 2,064bn,
reflecting
negative
market
performance
of
USD 30bn and negative
foreign currency effects
of USD 12bn, partly
offset by net
new money of
USD 14bn. The
first quarter of 2026 included a reduction of USD 5bn, reflecting the second stage of the transfer of our O’Connor business to Cantor Fitzgerald. Excluding money market flows and associates, net new money was USD 14bn.
›
Refer to the “Recent developments” section of this report for more information about the sale of the O’Connor business
Invested assets: 1Q26 vs 1Q25
Invested
assets
increased
by
USD 268bn,
or
15%,
to
USD 2,064bn,
reflecting
positive
market
performance
of
USD 156bn, positive foreign currency effects
of USD 85bn and net new
money of USD 38bn. The
fourth quarter of
2025
and
the
first
quarter
of
2026
together
included
a
reduction
of
USD 9bn,
reflecting
the
transfer
of
our
O’Connor business to Cantor Fitzgerald.
›
Refer to the “Recent developments” section of this report for more information about the sale of O’Connor business

UBS Group first quarter 2026 report |
UBS Group performance, business divisions and Group Items | Investment Bank

Investment Bank
Investment Bank
As of or for the quarter ended % change from
USD m, except where indicated 31.3.26 31.12.25 31.3.25 4Q25 1Q25
Results
Advisory
238
266
221
(10)
8
Capital Markets
565
485
489
16
16
Global Banking
804
751
710
7
13
Execution Services
718
608
517
18
39
Derivatives & Solutions
1,687
892
1,291
89
31
Financing
845
696
665
21
27
Global Markets
3,250
2,196
2,473
48
31
of which: Equities
2,329
1,571
1,806
48
29
of which: Foreign Exchange, Rates and Credit
921
625
667
47
38
Total revenues
4,054
2,946
3,183
38
27
Credit loss expense / (release)
65
34
35
92
87
Operating expenses
2,784
2,272
2,427
23
15
Business division operating profit / (loss) before tax
1,205
640
722
88
67
Underlying results
Total revenues as reported
4,054
2,946
3,183
38
27
of which: PPA effects and other integration items
1
68
61
138
11
(51)
of which: PPA effects
68
62
138
10
(51)
of which: PPA effects recognized in the Global Banking revenue line
70
65
147
8
(52)
of which: other integration items
(1)
Total revenues (underlying)
2
3,986
2,885
3,045
38
31
Credit loss expense / (release)
65
34
35
92
87
Operating expenses as reported
2,784
2,272
2,427
23
15
of which: integration-related expenses
2
79
124
112
(36)
(30)
Operating expenses (underlying)
2
2,705
2,148
2,314
26
17
of which: net expenses / (releases) for litigation, regulatory and similar matters
3
(15)
20
(84)
Business division operating profit / (loss) before tax as reported
1,205
640
722
88
67
Business division operating profit / (loss) before tax (underlying)
2
1,216
703
696
73
75
Performance measures and other information
Pre-tax profit growth (year-on-year,
%)
2
67.0
33.6
30.1
Cost / income ratio (%)
2
68.7
77.1
76.2
Average attributed equity (USD bn)
3
19.5
18.9
17.7
3
10
Return on attributed equity (%)
2,3
24.7
13.5
16.3
Underlying performance measures
Pre-tax profit growth (year-on-year,
%)
2
74.6
55.7
72.2
Cost / income ratio (%)
2
67.9
74.5
76.0
Return on attributed equity (%)
2,3
24.9
14.9
15.8
1 Includes accretion of PPA adjustments on financial instruments and other PPA effects, as well as temporary and incremental items directly related to the integration.
2 Refer to “Alternative performance measures”
in the appendix to
this report for the
definition and calculation method.
Each alternative performance
measure (APM) that qualifies
as a non-GAAP measure
as defined by US
Securities and Exchange Commission
(SEC) regulations is designated as such in the table of APMs in the appendix to this report. For more information about underlying results, refer to the “Group performance” section of this report.
3 Refer to “Equity
attribution” in this report for more information about the equity attribution framework.

UBS Group first quarter 2026 report |
UBS Group performance, business divisions and Group Items | Investment Bank

Results: 1Q26 vs 1Q25
Profit
before
tax
increased
by
USD 483m,
or
67%,
to
USD 1,205m,
mainly
due
to
higher
total
revenues,
partly
offset
by
higher
operating
expenses.
Underlying
profit
before
tax
was
USD 1,216m,
an
increase
of
75%,
after
excluding from total revenues USD 68m
of purchase price allocation (PPA) effects
and other integration items and
excluding from operating expenses USD 79m of integration-related expenses.
Total revenues
Total revenues increased by USD 871m, or 27%, to USD 4,054m, mainly due to higher revenues in Global Markets
and Global
Banking,
partly offset
by a
USD 70m decrease
in PPA
effects, and
included positive
foreign currency
effects. Excluding
USD 68m of
PPA effects
and other
integration items,
underlying total
revenues were
USD 3,986m,
an increase of 31%.
Global Banking
Global
Banking
revenues
increased
by
USD 94m,
or
13%,
to
USD 804m
and
included
a
USD 77m
decrease
in
accretion
of
PPA
adjustments
on
financial
instruments
and
other
PPA
effects.
Excluding
PPA
effects
and
other
integration items, underlying Global Banking revenues were USD 733m, an increase of 30%.
Advisory
revenues
increased
by
USD 17m,
or
8%,
to
USD 238m,
mainly
due
to
higher
merger
and
acquisition
transaction revenues.
Capital
Markets
revenues
increased
by
USD 76m,
or
16%,
to
USD 565m
and
included
the
aforementioned
USD 77m decrease
in PPA
effects. Excluding
PPA effects
and other
integration items,
underlying Capital
Markets
revenues increased by USD 153m, or 45%, mainly due to higher Equity Capital Markets and Debt Capital Markets revenues.
Global Markets
Global
Markets
revenues
increased
by
USD 777m,
or
31%,
to
USD 3,250m,
driven
by
higher
Derivatives
&
Solutions, Execution Services and Financing revenues.
Execution Services revenues increased by USD 201m, or
39%, to USD 718m, mainly driven by higher
Cash Equities
revenues, led by the Asia Pacific region, reflecting higher volumes.
Derivatives
&
Solutions
revenues
increased
by
USD 396m,
or
31%,
to
USD 1,687m,
mainly
driven
by
Foreign
Exchange and Equity Derivatives revenues, due to higher levels of client activity.
Financing revenues
increased by
USD 180m, or
27%, to
USD 845m, mainly
in Prime
Brokerage, supported
by higher
client balances.
Equities
Global
Markets
Equities
revenues
increased
by
USD 523m,
or
29%,
to
USD 2,329m,
mainly
driven
by
higher
revenues in Cash Equities, Prime Brokerage and Equity Derivatives.
Foreign Exchange, Rates and Credit
Global
Markets
Foreign
Exchange,
Rates
and
Credit
revenues
increased
by
USD 254m,
or
38%,
to
USD 921m,
mainly driven by an increase in Foreign Exchange revenues.
Credit loss expense / release
Net credit loss expenses were USD 65m, compared with net credit loss expenses of USD 35m in the first quarter of
2025. Net expenses on performing positions were largely due to post-model adjustments in the corporate lending
portfolio, reflecting current macroeconomic
and geopolitical uncertainty. Net
expenses on credit-impaired positions
primarily related
to a
small number
of corporate
counterparties across
industry sectors
and included
a USD 72m
release following the repayment of a corporate lending exposure.
Operating expenses
Operating
expenses
increased
by
USD 357m,
or
15%,
to
USD 2,784m
and
included
a
USD 33m
decrease
in
integration-related expenses.
Excluding integration-related
expenses of
USD 79m, underlying
operating expenses
were
USD 2,705m, an
increase of
17%, mainly
due to
higher personnel
expenses and
adverse foreign
currency
effects.

UBS Group first quarter 2026 report |
UBS Group performance, business divisions and Group Items | Non-core and Legacy

Non-core and Legacy
Non-core and Legacy
As of or for the quarter ended % change from
USD m, except where indicated 31.3.26 31.12.25 31.3.25 4Q25 1Q25
Results
Total revenues
(10)
(8)
284
27
Credit loss expense / (release)
(74)
(12)
7
520
Operating expenses
219
459
669
(52)
(67)
Operating profit / (loss) before tax
(155)
(455)
(391)
(66)
(60)
Underlying results
Total revenues as reported
(10)
(8)
284
27
of which: other integration items
1
1
2
(51)
Total revenues (underlying)
2
(11)
(10)
284
13
Credit loss expense / (release)
(74)
(12)
7
520
Operating expenses as reported
219
459
669
(52)
(67)
of which: integration-related expenses
2
58
233
191
(75)
(69)
Operating expenses (underlying)
2
160
226
477
(29)
(66)
of which: net expenses / (releases) for litigation, regulatory and similar matters
19
34
7
(46)
152
Operating profit / (loss) before tax as reported
(155)
(455)
(391)
(66)
(60)
Operating profit / (loss) before tax (underlying)
2
(97)
(224)
(200)
(57)
(51)
Performance measures and other information
Average attributed equity (USD bn)
3
3.4
4.0
7.5
(13)
(54)
Risk-weighted assets (USD bn)
28.0
28.8
34.2
(3)
(18)
Leverage ratio denominator (USD bn)
15.1
19.1
34.9
(21)
(57)
1 Includes temporary and incremental items directly related to the integration.
2
Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Each alternative
performance measure (APM) that qualifies as a non-GAAP measure as defined by US Securities and Exchange Commission (SEC)
regulations is designated as such in the table of APMs in
the appendix to this report.
For more information about underlying results, refer to the “Group performance”
section of this report.
3 Refer to “Equity attribution” in this report for more information about the equity attribution framework.
Composition of Non-core and Legacy
Total assets RWA LRD
USD bn 31.3.26 31.12.25 31.3.26 31.12.25 31.3.26 31.12.25
Exposure category
Macro
8.7
9.2
1.6
1.9
3.3
3.7
Securitized products
2.2
2.8
1.3
1.5
2.5
2.9
High-quality liquid assets
7.6
10.6
7.6
10.6
Operational risk
24.0
24.0
Other
2.4
2.8
1.2
1.5
1.7
2.0
Total
20.9
25.4
28.0
28.8
15.1
19.1
Results: 1Q26 vs 1Q25
Loss before
tax
was USD
155m, compared
with a
loss before
tax
of USD
391m. Underlying
loss before
tax
was
USD 97m, after
excluding from
operating expenses
USD 58m of
integration-related expenses,
compared with
an
underlying loss before tax of USD 200m.
Total revenues
Total revenues
were negative
USD 10m, compared
with total
revenues of
USD 284m, mainly
reflecting lower
net
interest income from securitized
products and credit products,
as a result of
a smaller portfolio, and
lower net gains
from position
exits, partly
offset by
lower liquidity
and funding
costs. Total
revenues in
the first
quarter of
2025
included
a
gain
of
USD 97m
from
the
sale
of
Select
Portfolio
Servicing,
the
US
mortgage
servicing
business
of
Credit Suisse.

UBS Group first quarter 2026 report |
UBS Group performance, business divisions and Group Items | Non-core and Legacy

Credit loss expense / release
Net credit loss releases were USD 74m, predominantly driven by an USD 85m release following the repayment of a
corporate lending exposure. Net credit loss expenses were USD 7m in the first quarter of 2025.
Operating expenses
Operating expenses were USD 219m, a decrease of USD 450m, or 67%, mainly reflecting lower technology costs, premises
and
facilities
costs,
personnel
expenses,
and
professional
fees,
and
included
a
USD 133m
decrease
in
integration-related expenses.
Excluding integration-related
expenses of
USD 58m, underlying
operating expenses
were USD 160m.
Risk-weighted assets and leverage ratio denominator: 1Q26 vs 4Q25
Risk-weighted assets decreased
by USD 0.8bn to
USD 28.0bn, mostly due
to decreases in
the macro and
securitized
product
portfolios.
The
leverage
ratio
denominator
decreased
by
USD 4.0bn
to
USD 15.1bn,
mainly
driven
by
reductions in
high-quality liquid assets,
which decreased
by USD 3.0bn, primarily
as a
result of a
reduction in
the
overall Non-core and Legacy balance sheet, as well as reductions in the macro and securitized product portfolios.
Group Items
Group Items
As of or for the quarter ended % change from
USD m 31.3.26 31.12.25 31.3.25 4Q25 1Q25
Results
Total revenues
(279)
(575)
(284)
(51)
(2)
Credit loss expense / (release)
0
3
(1)
Operating expenses
(21)
(27)
15
(21)
Operating profit / (loss) before tax
(258)
(552)
(299)
(53)
(14)
Underlying results
Total revenues as reported
(279)
(575)
(284)
(51)
(2)
of which: PPA effects and other integration items
1
55
(404)
2
30
83
Total revenues (underlying)
3
(334)
(171)
(314)
95
6
Credit loss expense / (release)
0
3
(1)
Operating expenses as reported
(21)
(27)
15
(21)
of which: integration-related expenses
3
48
34
3
39
Operating expenses (underlying)
3
(69)
(62)
12
12
of which: net expenses / (releases) for litigation, regulatory and similar matters
1
1
72
6
(99)
Operating profit / (loss) before tax as reported
(258)
(552)
(299)
(53)
(14)
Operating profit / (loss) before tax (underlying)
3
(265)
(113)
(326)
135
(19)
1
Includes accretion of
PPA adjustments
on financial instruments
and other PPA
effects, as
well as temporary
and incremental items
directly related to
the integration.
2
Includes a USD 457m
net loss from
the
repurchase of legacy Credit Suisse debt instruments, as the repurchase price exceeded the amortized-cost carrying value (the net loss reflects a loss of USD 885m before PPA adjustments, partly offset by a USD 427m
gain from the release of PPA adjustments).
3 Refer to “Alternative performance measures” in the appendix to this report for the definition and calculation method. Each alternative performance measure (APM) that qualifies as a
non-GAAP measure
as defined
by US
Securities and Exchange
Commission (SEC)
regulations is
designated as
such in
the table of
APMs in
the appendix to
this report.
For more
information about
underlying results, refer to the “Group performance” section of this report.
Results: 1Q26 vs 1Q25
Loss before
tax was
USD 258m, mainly
driven by
deferred tax
asset (DTA)
funding costs
and Group
hedging and
own debt,
including hedge accounting
ineffectiveness, compared
with a loss
of USD 299m
in the
first quarter of
2025. The change
in the result
between the quarters
was mainly due
to lower net
expenses for litigation,
regulatory
and similar matters, partly offset by higher mark-to-market losses from Group hedging and own debt.
Underlying loss before tax was
USD 265m, after excluding from total
revenues USD 55m of PPA effects
and other
integration
items
and
also
excluding
from
operating
expenses
USD 48m
of
integration-related
expenses.
This
compared with an underlying loss before tax of USD 326m in the first quarter of 2025.
Income
from
Group
hedging
and
own
debt,
including
hedge
accounting
ineffectiveness,
was
net
negative
USD 157m, compared
with net negative
income of
USD 118m in
the first
quarter of 2025.
The losses
in the first
quarter of 2026 were mainly driven by mark-to-market effects on own credit and portfolio-level economic hedges.

UBS Group first quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet

Risk, capital, liquidity and
funding, and balance sheet
Management report
Table of contents
32
Risk management and control
32
Credit risk
33
Market risk
34
Country risk
35
Non-financial risk
36
Capital management
38
Total loss-absorbing capacity
41
Risk-weighted assets
43
Leverage ratio denominator
44
Equity attribution
45
Liquidity and funding management
45
Strategy, objectives and governance
45
Liquidity coverage ratio
45
Net stable funding ratio
46
Balance sheet and off-balance sheet
46
Balance sheet assets
46
Balance sheet liabilities
47
Equity
48
Off-balance sheet
48
Share information and earnings per share

UBS Group first quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Risk management and control
This
section
provides
information
about
key
developments
during
the
reporting
period
and
should
be
read
in
conjunction with
the “Risk
management and
control” section
of the
UBS Group
Annual Report
2025, available
under “Annual
reporting” at
ubs.com/investors
, and
the “Recent
developments” section
of this
report for
more
information about the integration of Credit Suisse.
Credit risk
Overall banking products exposure
Overall banking products
exposure was USD 1,105.7bn
as of 31 March
2026, an increase
of USD 19.4bn compared
with 31 December
2025. The
increase was
primarily due
to higher
balances at
central banks
and loans
and advances
to customers.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about movements in balance sheet and off-balance sheet positions
›
Refer to the “Group performance” section and “Expected credit loss measurement” in the “Consolidated financial information” section of this report for more information about credit loss expense / release
Banking products exposure in the business divisions and Group Items
31.3.26
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core
and Legacy
Group
Items Total
Banking products exposure, gross
1,2
485,964
460,315
2,094
127,580
6,474
23,278
1,105,706
of which: loans and advances to customers (on-balance sheet)
326,260
309,272
8
22,611
425
1,905
660,482
of which: guarantees and irrevocable loan commitments (off-balance sheet)
20,707
48,194
2
34,827
605
22,142
126,477
Committed unconditionally revocable credit lines
3
19,366
45,559
0
288
0
112
65,325
Total credit-impaired exposure, gross
1
2,108
4,049
0
631
437
0
7,226
of which: stage 3
2,036
3,643
0
581
79
0
6,340
of which: PCI
72
406
0
50
358
0
886
Total allowances and provisions for expected credit losses
317
1,983
1
488
315
9
3,113
of which: stage 1
104
336
0
137
0
9
587
of which: stage 2
47
267
1
162
0
0
477
of which: stage 3
155
1,378
0
187
64
0
1,784
of which: PCI
10
2
0
2
250
0
265
31.12.25
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core
and Legacy
Group
Items Total
Banking products exposure, gross
1,2
480,229
462,237
2,060
108,659
8,908
24,207
1,086,300
of which: loans and advances to customers (on-balance sheet)
322,441
310,207
7
21,158
601
1,921
656,336
of which: guarantees and irrevocable loan commitments (off-balance sheet)
20,400
48,469
2
35,901
674
23,777
129,223
Committed unconditionally revocable credit lines
3
69,537
49,495
0
528
4
115
119,679
Total credit-impaired exposure, gross
1
1,748
4,112
0
641
863
0
7,363
of which: stage 3
1,715
3,786
0
604
72
0
6,176
of which: PCI
33
326
0
36
791
0
1,187
Total allowances and provisions for expected credit losses
301
1,969
1
479
299
9
3,058
of which: stage 1
105
346
0
115
1
9
576
of which: stage 2
53
245
1
129
0
0
428
of which: stage 3
135
1,326
0
232
62
0
1,756
of which: PCI
9
51
0
2
236
0
298
1 IFRS 9 gross exposure
for banking products includes
the following financial instruments
in scope of expected
credit loss requirements: balances
at central banks,
amounts due from banks,
loans and advances to
customers, other
financial assets at
amortized cost, guarantees
and irrevocable loan
commitments.
2 Internal management
view of credit
risk, which differs
in certain respects
from IFRS Accounting
Standards.
3 Commitments that can be canceled by UBS at any time but expose UBS to credit risk if the client has the ability to draw the facility before
UBS can take action. These commitments are subject to expected credit loss requirements.
Loan underwriting
In the
Investment Bank,
mandated loan
underwriting commitments
on a
notional basis
increased by
USD 2.7bn
compared with 31 December 2025, to USD 8.6bn as of
31 March 2026, driven by new mandates, partly offset by
deal syndications.
As of 31 March
2026, USD 0.3bn of
these commitments had
not been distributed
as originally
planned.
Loan underwriting exposures in
the Investment Bank are
classified as held for
trading, with fair values
reflecting the
market conditions at
the end of
the quarter. Credit
hedges are in
place to help
protect against fair
value movements
in the portfolio.

UBS Group first quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Market risk
Average management
value-at-risk (VaR)
(1-day, 95%
confidence level)
in the
first quarter
of 2026
increased to
USD 12m from
USD 11m in
the fourth
quarter of
2025, mainly
driven by
the Investment
Bank’s Global
Markets
business.
After further strategic migration of positions to
UBS infrastructure, the market risk of
residual legacy Credit Suisse
components decreased to a de minimis amount in the first quarter of 2026.
Management value-at-risk (1-day, 95% confidence level, 5 years of historical data) of the business divisions and
Group Items, by general market risk type
1
Average by risk type
USD m Min. Max. Period end Average Equity
Interest
rates
Credit
spreads
Foreign
exchange Commodities
Global Wealth Management
1
3
1
2
0
2
2
0
0
Personal & Corporate Banking
0
0
0
0
0
0
0
0
0
Asset Management
0
0
0
0
0
0
0
0
0
Investment Bank
5
19
11
11
4
13
7
11
6
Non-core and Legacy
1
2
1
1
1
1
0
0
0
Group Items
3
8
4
4
0
3
3
1
0
Diversification effect
2,3
(7)
(6)
(1)
(5)
(4)
(1)
0
Total as of 31.3.26
7
20
11
12
4
14
8
11
6
Total as of 31.12.25
7
19
9
11
3
16
8
5
2
1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and, likewise, the VaR for each business division or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business division or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.
2 The difference between the sum of the standalone VaR
for the business divisions and Group Items and the total VaR.
3 As the
minima and maxima for different business divisions and Group Items occur on different days, it is not meaningful to calculate a portfolio diversification effect.
Economic value of equity and net interest income sensitivity
The economic value
of equity (EVE)
sensitivity in the UBS
Group banking book to
a +1-basis-point parallel
shift in
yield curves
was negative
USD 49.4m as
of 31 March
2026, compared
with negative
USD 43.9m as
of 31 December
2025. This
excluded the
sensitivity of
USD 9.8m from
additional tier 1
(AT1) capital
instruments (as
per specific
Swiss
Financial Market Supervisory Authority
(FINMA) requirements) in contrast
to general Basel Committee
on Banking
Supervision (BCBS) guidance. The increase of the EVE sensitivity (as per FINMA requirements) in the first quarter of
2026 was predominantly driven by the interest
rate hedging related to the issuance of
AT1 capital instruments, the
increased
US
mortgage
duration
due
to
a
recalibration
of
the
prepayment
model,
and
net
interest
income
stabilization initiatives in Swiss francs. Due to the exclusion of
AT1 capital from EVE sensitivity for FINMA purposes,
AT1 capital issuances have no
direct impact on the
EVE sensitivity of the Group,
but any related hedging activities
do.
The majority of our interest
rate risk in the banking
book (IRRBB) as of 31 March
2026 was a reflection of
the net
asset duration
that we
ran to
offset our
modeled sensitivity
of net
USD 33.2m (31 December
2025: USD 33.2m)
assigned
to
our
equity,
goodwill
and
real
estate,
with
the
aim
of
generating
a
stable
net
interest
income
contribution. Of this, USD 19.6m and USD 11.7m were
attributable to the US dollar and the
Swiss franc portfolios,
respectively, (31 December 2025: USD 19.7m and USD 11.6m, respectively).
In addition to
the aforementioned sensitivity,
we calculate the
six interest rate
shock scenarios prescribed
by FINMA.
The “Parallel up” scenario, assuming
all positions were measured at
fair value, was the most severe
as of 31 March
2026
and
would
have
resulted
in
a
change
in
EVE
of
negative
USD 9.1bn,
or
9.4%
of
our
tier 1
capital
(31 December
2025:
negative
USD 8.1bn,
or
8.9%),
which
is
well
below
the
15%
threshold
as
per
the
BCBS
supervisory outlier test for high levels of IRRBB.
The immediate
effect on
our tier 1
capital in
the “Parallel
up” scenario
as of
31 March 2026
would have
been a
decrease of
approximately USD 1.0bn,
or 1.0%,
in our
tier 1 capital
(31 December 2025:
USD 0.8bn, or
0.9%),
reflecting the fact that the vast majority of our banking book is accrual accounted or subject to hedge accounting.
The “Parallel up” scenario would subsequently
have a positive effect on net
interest income, assuming a constant
balance sheet.

UBS Group first quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

As the overall interest rate risk sensitivity shows a greater impact from slower asset repricing compared with faster liabilities
repricing, the
“Parallel
down“ scenario
was the
most beneficial
as of
31 March 2026
and
would have
resulted in
a change
in EVE
of positive
USD 9.4bn (31 December
2025: positive
USD 8.3bn) and
a small
positive
immediate effect on our tier 1 capital.
›
Refer to “Interest rate risk in the banking book” in the “Risk management and control”
section of the UBS Group
Annual Report 2025, available under “Annual reporting” at ubs.com/investors , for more information about the management of interest rate risk in the banking book
›
Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information about the effects of increases in interest rates on the net interest income of our banking book
Interest rate risk – banking book
31.3.26
USD m Effect on EVE
1
– FINMA
Effect on EVE
1
– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1
capital instruments Total
+1 bp
(13.8)
(2.0)
(0.2)
(32.0)
(1.4)
(49.4)
9.8
(39.6)
Parallel up
2
(1,945.1)
(375.4)
(53.9)
(6,413.9)
(335.0)
(9,123.2)
1,858.9
(7,264.3)
Parallel down
2
2,190.5
422.2
60.5
6,290.0
401.7
9,365.0
(2,210.3)
7,154.7
Steepener
3
(917.3)
(36.6)
(6.4)
(1,743.5)
(33.2)
(2,737.0)
466.7
(2,270.3)
Flattener
4
543.7
(24.9)
(3.3)
274.2
(40.9)
748.8
(46.3)
702.4
Short-term up
5
(237.7)
(138.0)
(20.2)
(2,323.1)
(170.7)
(2,889.8)
762.2
(2,127.6)
Short-term down
6
246.3
140.8
21.4
2,409.6
176.9
2,994.9
(794.5)
2,200.4
31.12.25
USD m Effect on EVE
1
– FINMA
Effect on EVE
1
– BCBS
Scenarios CHF EUR GBP USD Other Total
Additional tier 1
capital instruments Total
+1 bp
(12.5)
(1.7)
(0.2)
(28.5)
(1.0)
(43.9)
8.0
(35.9)
Parallel up
2
(1,770.1)
(315.7)
(50.4)
(5,698.0)
(239.3)
(8,073.4)
1,492.1
(6,581.3)
Parallel down
2
1,971.6
355.5
46.5
5,622.8
264.8
8,261.3
(1,751.2)
6,510.1
Steepener
3
(889.8)
(20.6)
(10.4)
(1,371.3)
6.8
(2,285.2)
336.0
(1,949.2)
Flattener
4
552.3
(31.4)
1.7
61.1
(58.9)
524.8
2.7
527.5
Short-term up
5
(169.8)
(126.5)
(14.6)
(2,226.1)
(145.6)
(2,682.7)
644.8
(2,037.8)
Short-term down
6
167.9
127.7
9.2
2,308.9
144.6
2,758.2
(671.8)
2,086.5
1 Economic value
of equity.
2 Rates across all
tenors move by
±150 bps for
Swiss franc, ±200
bps for euro and
US dollar,
and ±250 bps for
pound sterling.
3 Short-term rates
decrease and long-term
rates
increase.
4 Short-term rates increase and long-term rates decrease.
5 Short-term rates increase more than long-term rates.
6 Short-term rates decrease more than long-term rates.
Country risk
We remain watchful of a broad
range of geopolitical developments and political
changes in a number of
countries,
including the conflicts in the Middle East, intensifying rivalries among major powers, the re-emergence of regional spheres of influence,
and continued
stress on multi-lateral
economic and security
institutions.
As of 31 March
2026,
our
direct
exposure
to
Israel
was
less
than
USD 0.5bn,
and
our
direct
exposure
to
Gulf
Cooperation
Council
countries was less than USD 5bn, while our direct exposure to
Egypt and Jordan was limited, and we had no direct
exposure
to
Iran,
Iraq,
Lebanon
or
Syria.
Our
direct
exposure
to
Russia
as
of
31 March
2026
was
less
than
USD 0.5bn,
and
our
direct
exposure
to
Belarus
and
Ukraine
remained
immaterial.
As
of
31 March
2026,
our
exposure to emerging-market countries
was less than 10%
of our total country
exposure and mainly to
countries
in Asia.
Uncertainty about economic
policy remained elevated. In
the first quarter
of 2026, inflation was
broadly stable in
major Western
economies; however,
concerns about
inflation and
economic growth
increased amid
persistent trade
tensions and heightened geopolitical uncertainty, particularly due to the impact of the
conflicts in the Middle East
on energy prices.
The Chinese economy
slowed in the
first quarter of
2026, after a rebound
in the previous
quarter,
and concerns
remain about
the property
sector, strains
on local
government finances
and the
outcome of
trade
negotiations with the US.
›
Refer to the “Risk management and control” section of the UBS Group Annual Report 2025, available under
“Annual reporting” at ubs.com/investors , for more information

UBS Group first quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Risk management and control

Non-financial risk
Compliance risk
We are committed
to achieving fair
outcomes for our
clients, upholding market
integrity and cultivating
the highest
standards of
employee conduct.
To support
these objectives,
we maintain
a Group-wide
conduct risk
framework
designed to promote consistent standards and foster a strong culture of accountability.
We continue to prioritize areas
such as investment suitability, market
conduct, product governance, cross-divisional
service
offerings, quality
of
advice
and price
transparency.
These
remain
key
focus
areas
for UBS
and
the
wider
financial sector.
Cross-border risk remains an area of regulatory attention for global financial institutions, including
a
focus
on
market
access,
such
as
third-country market
access
to
the
European
Economic
Area.
We maintain
a
series of controls designed to address these risks.
Regulatory fragmentation
related to
environmental, social
and governance
topics, and
the risk
of greenwashing
also remain a focus.
Financial crime risk
Financial crime, including money laundering,
terrorist financing, sanctions violations, fraud,
bribery and corruption,
presents a major risk, as
technological innovation and geopolitical developments
increase the complexity of doing
business and heightened regulatory attention continues.
An
effective
financial
crime
prevention
framework
therefore
remains
essential,
and
we
continue
to
focus
on
enhancements
to
our
global
anti-money-laundering,
know-your-client
and
sanctions
frameworks.
Money
laundering
and
financial
fraud
techniques
are
becoming
increasingly
sophisticated,
and
heightened
geopolitical
volatility makes
the sanctions
landscape more
complex. We
continue to
take into
consideration the
risks of
illicit
finance
proceeds
and
sanctions
circumvention
typologies
stemming
from
geopolitical
developments,
political
changes in several countries and evolving armed conflicts.
Operational risk
There is an increased
risk of cyber-related operational disruption
to our business activities
and those of third-party
suppliers due to the increasingly dynamic threat environment. This is intensified by current geopolitical factors and evidenced by
the continuing
high volumes
and increasing
sophistication of
cyberattacks against
financial institutions
globally
and
on
third-party
service
providers.
In
parallel,
cyber
threats
enabled
by
artificial
intelligence
(AI)
are
evolving
rapidly,
necessitating
commensurate
enhancements
in
defensive
capabilities
and
deeper
industry
collaboration to mitigate growing systemic risk.
We
remain
on
heightened
alert
to
respond
to
and
mitigate
elevated
cyber-
and
information-security
threats.
In
parallel, we continue to
invest in improving our
technology infrastructure and information-security
governance to
strengthen our
prevention, detection and
response capabilities against
attacks. We also
operate a global
framework
designed to drive enhancements in operational resilience across all business divisions, and we work with the third-
party service providers that are of
critical importance to our operations to
assess their operational resilience in
line
with our standards and to mitigate any identified risks.
The
increasing
interest
in
data-driven
advisory
processes
and
the
use
of
forms
of
AI,
such
as
generative
AI
and
machine
learning,
are
introducing
new
questions
related
to
the
fairness
of
AI
algorithms,
data
life-cycle
management,
data
ethics,
data
privacy
and
security,
and
records
management.
We
have
established
an
AI
framework and policy including risk appetite metrics and controls to support the mitigation of these risks.
With the
completion
of
the
Swiss
client account
migration
in
March
2026, we
have
now completed
the
global
migration
of
former
Credit
Suisse
client
accounts
to
UBS
infrastructure.
The
risks
relating
to
the
operational
complexity and the effective management of businesses
through the remainder of the integration and application
decommissioning
continue
to
be
carefully
monitored,
in
addition
to
the
delivery
of
consolidated
financial
and
regulatory reporting submissions.

UBS Group first quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Capital management
The
disclosures
in
this
section
are
provided
for
UBS Group AG
on
a
consolidated
basis
and
focus
on
key
developments during
the reporting
period and
information in
accordance with
the Basel III
framework, as
applicable
to Swiss
systemically relevant
banks (SRBs).
They should
be read
in conjunction
with the
“Capital management”
section of
the UBS
Group Annual
Report 2025,
available under
“Annual reporting”
at
ubs.com/investors , which
provides more information about
our capital management objectives,
planning and activities, as
well as the Swiss
SRB total loss-absorbing capacity (TLAC) framework.
In Switzerland, the
amendments to the
Capital Adequacy Ordinance
(the CAO) that
incorporate the final
Basel III
standards into
Swiss law,
including the
new ordinances
containing the
implementing provisions
for the
revised CAO,
entered into force on 1 January 2025.
UBS Group AG is a
holding company conducting
substantially all of
its operations through
UBS AG and subsidiaries
thereof.
UBS Group AG
and
UBS AG
contribute
a
significant
portion
of
their
respective
capital
to,
and
provide
substantial liquidity to, such
subsidiaries. Many of these
subsidiaries are subject to
regulations requiring compliance
with minimum capital, liquidity and similar requirements.
›
Refer to the 31 March 2026 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about additional regulatory disclosures for UBS Group AG on a consolidated basis, as well as the significant regulated subsidiaries and sub-groups of UBS Group AG
›
Refer to the
UBS AG first
quarter 2026
report, which
will be available
as of 30 April
2026
under “Quarterly
reporting”
at ubs.com/investors
, for more information
about capital
and other
regulatory information
for UBS AG
consolidated,
in accordance
with the Basel
III framework,
as applicable
to Swiss SRBs
We
are
subject
to
the
going
and
gone
concern
requirements
of
the
Swiss
CAO,
which
include
additional
requirements applicable to Swiss SRBs. The table below provides the risk-weighted asset (RWA)- and leverage ratio denominator (LRD)-based requirements and information as of 31 March 2026.

UBS Group first quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Swiss SRB going and gone concern requirements and information
As of 31.3.26 RWA LRD
USD m, except where indicated in % in %
Required going concern capital
Total going concern capital
15.17
1
75,924
5.08
1
83,913
Common equity tier 1 capital
10.81
2
54,083
3.58
3
59,111
of which: minimum capital
4.50
22,516
1.50
24,802
of which: buffer capital
5.72
28,600
2.08
34,309
of which: countercyclical buffer
0.44
2,191
Maximum additional tier 1 capital
4.37
2
21,842
1.50
24,802
of which: additional tier 1 capital
3.50
17,512
1.50
24,802
of which: additional tier 1 buffer capital
0.80
4,003
Eligible going concern capital
Total going concern capital
19.38
96,963
5.86
96,963
Common equity tier 1 capital
14.65
73,313
4.43
73,313
Total loss-absorbing additional tier 1 capital
4.73
4
23,649
1.43
23,649
of which: high-trigger loss-absorbing additional tier 1 capital
4.73
23,649
1.43
23,649
Required gone concern capital
Total gone concern loss-absorbing capacity
5,6,7
10.89
8
54,474
3.81
8
62,935
of which: base requirement including add-ons for market share and LRD
10.89
54,474
3.81
62,935
Eligible gone concern capital
Total gone concern loss-absorbing capacity
9
20.10
100,593
6.08
100,593
TLAC-eligible senior unsecured debt
20.10
100,583
6.08
100,583
Total loss-absorbing capacity
Required total loss-absorbing capacity
26.06
130,398
8.88
146,848
Eligible total loss-absorbing capacity
39.48
197,556
11.95
197,556
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
500,355
Leverage ratio denominator
1,653,460
1 Includes applicable add-ons
of 1.88% for risk-weighted assets
(RWA) and 0.58% for
leverage ratio denominator
(LRD), of which 22 basis
points for RWA reflect
a Pillar 2 capital add-on
for the residual exposure
(after collateral mitigation)
to hedge funds,
private equity and
family offices, effective
1 January 2025.
2 Includes the Pillar
2 add-on for the
residual exposure (after
collateral mitigation) to
hedge funds, private
equity and family offices
of 0.15% for CET1
capital and 0.07% for
AT1 capital, effective
1 January 2025. For
AT1 capital under
Pillar 1 requirements a
maximum of 4.3% of AT1
capital can be used to
meet going
concern requirements; 4.37% includes
the aforementioned Pillar 2
capital add-on.
3 Our CET1 leverage ratio
requirement of 3.58% consists
of a 1.5% base requirement,
a 1.5% base buffer
capital requirement,
a 0.28% LRD add-on requirement and a 0.30% market share add-on requirement based on our Swiss credit business.
4 UBS fulfills its minimum going concern capital requirements with
CET1 capital and AT1 capital.
The actual available and eligible AT1 capital is above the AT1 capital used to meet the minimum requirements (which is capped at 4.37% as explained in footnote 2) as UBS exceeds its minimum going concern capital requirements.
5 A maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with
instruments that have a remaining
maturity of greater than two
years, all instruments that
have a remaining maturity of
between one and two years
remain eligible to be included
in
the total gone concern capital.
6 Systemically important banks (SIBs) are subject to base gone concern capital requirements equivalent to 75% of the total going concern requirements (excluding countercyclical buffer
requirements and the Pillar 2 add-on).
7 The Swiss Financial Market Supervisory
Authority (FINMA) has the authority to impose
a surcharge of up to 25% of the
total going concern capital requirements (excluding
countercyclical buffer requirements and the Pillar 2 add-on) should obstacles to an SIB’s resolvability be identified in future resolvability assessments.
8 Includes applicable add-ons of 1.24% for RWA and 0.43% for
LRD.
9 Includes an add-back of 45% of unrealized gains from financial assets measured at fair value through other comprehensive income. Such gains do not qualify as CET1 capital, but 45% of these gains can be recognized as gone concern capital.
Additional capital requirements for UBS Group AG consolidated under current requirements
As a result
of the acquisition
of the Credit
Suisse Group in
2023, the capital
add-ons applicable to
UBS’s SRBs based
on market share and LRD for UBS
Group AG consolidated will increase commensurate with the
Group’s increased
market share
and higher
LRD after
the acquisition.
Based on
the existing
regulations, we
currently estimate
that
this will add around USD 6bn
to the Group’s tier 1 capital
requirement, when fully phased in.
The phase-in of the
increased capital requirements commenced on 1 January 2026 and will be completed by 1 January 2030. Phase-in requirements are composed
of the existing
add-ons and the
phased-in increases, resulting
in phase-in add-ons
as
of 1 January
2026 for
RWA-based requirements
of 0.86%
for increased
market share
(1.44% on
a fully
applied
basis)
and
0.79%
for
higher
LRD
(1.08%
on
a
fully
applied
basis)
and
add-ons
for
LRD-based
requirements
of
0.30% for
increased market
share (0.50%
on a
fully applied
basis) and
0.28% for
higher LRD
(0.38% on
a fully
applied basis).
As of
31 March 2026,
the phased-in
increases in
add-ons resulted
in increases
of USD 1.1bn
and
USD 1.2bn in the Group’s tier 1 RWA- and LRD-based capital requirements, respectively.

UBS Group first quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Total loss-absorbing capacity
The table below provides Swiss
SRB going and gone concern
information based on the Swiss
SRB framework and
requirements
that
are
discussed
in
the
“Capital
management”
section
of
the
UBS
Group
Annual
Report
2025,
available under “Annual reporting” at ubs.com/investors
.
Swiss SRB going and gone concern information
USD m, except where indicated 31.3.26 31.12.25
Eligible going concern capital
Total going concern capital
96,963
91,176
Total tier 1 capital
96,963
91,176
Common equity tier 1 capital
73,313
71,262
Total loss-absorbing additional tier 1 capital
23,649
19,914
of which: high-trigger loss-absorbing additional tier 1 capital
23,649
19,914
Eligible gone concern capital
Total gone concern loss-absorbing capacity
1
100,593
96,130
TLAC-eligible senior unsecured debt
100,583
96,105
Total loss-absorbing capacity
Total loss-absorbing capacity
197,556
187,307
Risk-weighted assets / leverage ratio denominator
Risk-weighted assets
500,355
493,397
Leverage ratio denominator
1,653,460
1,622,438
Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio
19.4
18.5
of which: common equity tier 1 capital ratio
14.7
14.4
Gone concern loss-absorbing capacity ratio
20.1
19.5
Total loss-absorbing capacity ratio
39.5
38.0
Leverage ratios (%)
Going concern leverage ratio
5.9
5.6
of which: common equity tier 1 leverage ratio
4.4
4.4
Gone concern leverage ratio
6.1
5.9
Total loss-absorbing capacity leverage ratio
11.9
11.5
1 Includes an
add-back of
45% of unrealized
gains from
financial assets
measured at
fair value
through other
comprehensive income.
Such gains
do not
qualify as CET1
capital, but
45% of these
gains can
be
recognized as gone concern capital.
Total loss-absorbing capacity and movement
Our TLAC increased by USD 10.2bn to USD 197.6bn in the first quarter of 2026.
Going concern capital and movement
Our
going
concern
capital
increased
by
USD 5.8bn
to
USD 97.0bn.
Our
common
equity
tier 1
(CET1)
capital
increased by USD 2.1bn to USD 73.3bn, mainly driven
by operating profit before tax of USD 3.8bn,
partly offset by
dividend accruals
of USD 0.9bn,
current tax
expenses of
USD 0.5bn and
negative foreign
currency translation
effects
of USD 0.2bn. Share
repurchases of USD 0.9bn
made under our new,
2026 share repurchase
program in the
first
quarter of 2026 did not
affect our CET1 capital
position,
as there was an identical
reduction in the capital reserve
for expected future share repurchases.
›
Refer to the “Share information and earnings per share” section of this report for more information about our share repurchase programs
Our
loss-absorbing
additional
tier 1
(AT1)
capital
increased
by
USD 3.7bn
to
USD 23.6bn,
mainly
reflecting
the
issuance of new AT1 capital instruments equivalent to USD 3.7bn.
Following the approval of a maximum amount
of conversion capital by UBS Group AG’s
shareholders at the 2024
Annual General
Meeting, AT1
capital instruments
issued from
the beginning
of the
fourth quarter
of 2023
are,
upon the occurrence
of a trigger
event or a
viability event, subject
to conversion into
UBS Group AG ordinary
shares
rather than a
write-down. AT1
capital instruments issued
prior to the
fourth quarter of
2023 remain
subject to a
write-down.

UBS Group first quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Gone concern loss-absorbing capacity and movement
Our
total
gone
concern
loss-absorbing
capacity
increased
by
USD 4.5bn
to
USD 100.6bn
and
largely
reflected
USD 100.6bn of
TLAC-eligible senior
unsecured debt
instruments. The
increase of
USD 4.5bn was
mainly due
to
new issuances totaling
USD 9.0bn equivalent of
TLAC-eligible senior unsecured
debt instruments, partly
offset by
the redemption of TLAC-eligible senior
unsecured debt instruments for the
equivalent of USD 3.3bn and negative
impacts from interest rate risk hedge, foreign currency translation and other effects.
›
Refer to “Bondholder information” at
ubs.com/investors
for more information about the eligibility of capital and
senior unsecured debt instruments and about key features and terms and conditions of capital instruments
Loss-absorbing capacity and leverage ratios
Our CET1 capital ratio
increased to 14.7% from
14.4%, reflecting the aforementioned
USD 2.1bn increase in CET1
capital, partly offset by a USD 7.0bn increase in RWA.
›
Refer to “Risk-weighted assets” in this section for more information about RWA movements
Our CET1 leverage
ratio was unchanged
at 4.4% as
the aforementioned USD 2.1bn
increase in CET1
capital was
offset by a USD 31.0bn increase in the LRD.
›
Refer to “Leverage ratio denominator” in this section for more information about LRD movements
Our going concern capital ratio increased
to 19.4% from 18.5%, reflecting a USD 5.8bn
increase in going concern
capital, partly offset by the aforementioned increase in RWA.
Our going concern leverage ratio increased
to 5.9% from 5.6%, driven by a USD 5.8bn
increase in
going concern
capital, partly offset by the aforementioned
increase in the LRD.
Our gone concern loss-absorbing
capacity ratio increased to
20.1% from 19.5%, reflecting
a USD 4.5bn increase
in gone concern loss-absorbing capacity, partly offset by the aforementioned increase in RWA.
Our gone concern
leverage ratio increased
to 6.1% from
5.9%, as a
result of a
USD 4.5bn increase in
gone concern
loss-absorbing capacity, partly offset by the aforementioned increase in the LRD.
Swiss SRB total loss-absorbing capacity movement
USD m
Going concern capital Swiss SRB
Common equity tier 1 capital as of 31.12.25
71,262
Operating profit / (loss) before tax
3,841
Current tax (expense) / benefit
(473)
Foreign currency translation effects, before tax
(249)
Eligible deferred tax assets on temporary differences (including excess over threshold)
150
Accruals for expected dividends to shareholders for 2026
(938)
Share repurchase program
(850)
Capital reserve for expected future share repurchases in 2026
850
Other
(280)
Common equity tier 1 capital as of 31.3.26
73,313
Loss-absorbing additional tier 1 capital as of 31.12.25
19,914
Issuance of high-trigger loss-absorbing additional tier 1 capital
3,712
Interest rate risk hedge, foreign currency translation and other effects
23
Loss-absorbing additional tier 1 capital as of 31.3.26
23,649
Total going concern capital as of 31.12.25
91,176
Total going concern capital as of 31.3.26
96,963
Gone concern loss-absorbing capacity
Add-back of unrealized gains from financial assets at FVOCI as of 31.12.25
25
Add-back of unrealized gains from financial assets at FVOCI as of 31.3.26
10
TLAC-eligible unsecured debt as of 31.12.25
96,105
Issuance of TLAC-eligible senior unsecured debt
9,001
Call of TLAC-eligible senior unsecured debt
(3,308)
Interest rate risk hedge, foreign currency translation and other effects
(1,216)
TLAC-eligible unsecured debt as of 31.3.26
100,583
Total gone concern loss-absorbing capacity as of 31.12.25
96,130
Total gone concern loss-absorbing capacity as of 31.3.26
100,593
Total loss-absorbing capacity
Total loss-absorbing capacity as of 31.12.25
187,307
Total loss-absorbing capacity as of 31.3.26
197,556

UBS Group first quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital
USD m 31.3.26 31.12.25
Total equity under IFRS Accounting Standards
92,502
90,484
Equity attributable to non-controlling interests
(255)
(271)
Defined benefit plans, net of tax
(949)
(957)
Deferred tax assets recognized for tax loss carry-forwards
(2,457)
(2,434)
Deferred tax assets for unused tax credits
(864)
(827)
Deferred tax assets on temporary differences, excess over threshold
(693)
(1,242)
Goodwill, net of tax
1
(5,773)
(5,787)
Intangible assets, net of tax
(654)
(683)
Compensation-related components (not recognized in net profit)
(2,254)
(2,441)
Expected losses on advanced internal ratings-based portfolio less provisions
(874)
(876)
Unrealized (gains) / losses from cash flow hedges, net of tax
1,586
1,339
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax
898
1,660
Own credit related to (gains) / losses on derivative financial instruments that existed at the balance sheet date
(80)
(65)
Prudential valuation adjustments
(223)
(148)
Accruals for dividends to shareholders for 2025
(3,449)
(3,449)
Accruals for expected dividends to shareholders for 2026
(938)
Capital reserve for expected future share repurchases in 2026
(2,150)
(3,000)
Other
(59)
(40)
Total common equity tier 1 capital
73,313
71,262
1 Includes goodwill related to significant investments in financial institutions of USD 35m as of 31 March 2026 (USD 34m as of 31 December 2025)
presented on the balance sheet line Investments in associates.
Additional information
Sensitivity to currency movements
Risk-weighted assets
We estimate that a 10% depreciation
of the US dollar against other
currencies would have increased our RWA
by
USD 24bn and
our CET1
capital by
USD 2.7bn as
of 31
March 2026
(31 December
2025: USD 23bn
and USD 2.7bn,
respectively)
and
decreased
our
CET1
capital
ratio
by
15 basis
points
(31
December
2025:
13 basis
points).
Conversely,
a
10%
appreciation
of
the
US
dollar
against
other
currencies
would
have
decreased
our
RWA
by
USD 21bn and
our CET1
capital by
USD 2.4bn (31
December 2025:
USD 21bn and
USD 2.4bn, respectively)
and
increased our CET1 capital ratio by 15 basis points (31 December 2025: 13 basis points).
Leverage ratio denominator
We estimate that
a 10% depreciation
of the US
dollar against other
currencies would have
increased our LRD
by
USD 107bn
as
of
31
March
2026
(31
December
2025:
USD 109bn)
and
decreased
our
CET1
leverage
ratio
by
12 basis points (31
December 2025: 12 basis
points). Conversely, a
10% appreciation of
the US dollar
against other
currencies would have
decreased our LRD
by USD 97bn (31
December 2025: USD
98bn) and increased
our CET1
leverage ratio by 12 basis points (31 December 2025: 12 basis points).
The aforementioned
sensitivities do
not consider
foreign currency
translation effects
related to
defined benefit
plans
other than those related to the currency translation of the net equity of foreign operations.
›
Refer to “Active management of sensitivity to foreign exchange movements” in the “Capital management” section of the UBS Group Annual Report 2025, available under “Annual reporting” at ubs.com/investors , for more information

UBS Group first quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Risk-weighted assets
During the
first quarter
of 2026,
RWA increased
by USD 7.0bn
to USD 500.4bn,
driven by
a USD 7.8bn
increase
resulting
from
asset
size
and
other
movements
and
a
USD 1.0bn
increase
driven
by
model
updates
and
methodology changes, partly offset by a USD 1.9bn decrease from currency effects.
Movement in risk-weighted assets, by key driver
USD bn
RWA as of
31.12.25
Currency
effects
Model updates
and methodology
changes
Asset size and
other
1
RWA as of
31.3.26
Credit and counterparty credit risk
2
299.9
(1.8)
1.0
6.5
305.7
Non-counterparty-related risk
3
34.3
(0.1)
0.6
34.7
Market risk
23.8
0.8
24.5
Operational risk
135.4
135.4
Total
493.4
(1.9)
1.0
7.8
500.4
1 Includes the Pillar 3 categories “Asset size”, “Credit quality of counterparties”, “Acquisitions and disposals” and “Other”. For more information, refer to the 31 March 2026 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors.
2 Includes settlement risk, credit valuation adjustments, equity and investments in funds exposures in the banking book, and securitization exposures in the banking book.
3 Non-
counterparty-related risk includes deferred tax assets arising from temporary differences, property, equipment, software and other items.
Credit and counterparty credit risk
Credit and counterparty credit risk
RWA increased by USD 5.7bn to
USD 305.7bn as of 31 March
2026, driven by
a
USD 6.5bn
increase
resulting
from
asset
size
and
other
movements
and
a
USD 1.0bn
increase
due
to
model
updates and methodology changes, partly offset by a USD 1.8bn decrease from currency effects.
Asset size and other movements by business division and Group Items:
–
Investment Bank RWA increased
by USD 5.1bn, mainly due
to increases in loans
and loan commitments, market-
driven movements and higher
levels of client activity
in derivatives, and increased
allocation of high-quality liquid
assets.
–
Global
Wealth
Management
RWA
increased
by
USD 1.9bn,
primarily
driven
by
increases
in
loans
and
loan
commitments, and higher levels of client activity and market-driven movements in derivatives.
–
Personal &
Corporate Banking
RWA increased
by USD 0.5bn,
mainly due
to higher
RWA on
derivatives, partly
offset by the sale of our 50% interest in Swisscard AECS GmbH.
– Group Items RWA increased by USD 0.1bn.
–
Non-core
and
Legacy
RWA
decreased
by
USD 0.7bn,
primarily
driven
by
our
actions
to
actively
unwind
the
portfolio, in addition to the natural roll-off.
– Asset Management RWA decreased by USD 0.3bn.
Model updates and
methodology changes resulted
in an RWA
increase of USD 1.0bn,
mainly reflecting higher
RWA
from
model
harmonization
of
Swiss
corporate
exposures
in
Personal
&
Corporate
Banking
and
updates
to
the
methodology for residual
risk on legacy
synthetic securitizations in
the Investment Bank.
This was partly
offset by
decreases in RWA on
recourse-based lending in
Global Wealth Management and
commodity trade finance facilities
in Personal & Corporate Banking.
›
Refer to the 31 March 2026 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information
›
Refer to “Credit risk” in the “Risk management and control” section of this report for more information
Market risk
Market risk RWA
increased by USD 0.8bn
to USD 24.5bn in
the first quarter
of 2026, due
to asset size
and other
movements in the Investment Bank’s Global Markets business.
›
Refer to the 31 March 2026 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information
›
Refer to “Market risk” in the “Risk management and control” section of this report for more information

UBS Group first quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Operational risk
Operational risk RWA were unchanged at USD 135.4bn.
›
Refer to “Provisions and contingent liabilities” in the “Consolidated financial information” section of this report for more information
Outlook
We
expect
model
updates
and
methodology
changes
will
increase
credit
and
counterparty
credit
risk
RWA
by
around USD 1bn
during the
second quarter
of 2026.
The extent
and timing
of RWA
changes may
vary as
model
updates
are
completed
and
receive
regulatory
approval,
along
with
changes
in
the
composition
of
the
relevant
portfolios.
Risk-weighted assets, by business division and Group Items
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Manage-
ment
Investment
Bank
Non-core and
Legacy
Group
Items
Total
RWA
31.3.26
Credit and counterparty credit risk
1
99.9
130.8
6.6
60.3
3.1
4.9
305.7
Non-counterparty-related risk
2
7.2
2.9
0.8
4.7
0.1
19.0
34.7
Market risk
0.7
0.0
23.1
0.8
0.0
24.5
Operational risk
59.4
17.2
6.1
25.4
24.0
3.3
135.4
Total
167.2
150.9
13.5
113.5
28.0
27.2
500.4
31.12.25
Credit and counterparty credit risk
1
99.3
130.3
6.9
55.1
3.8
4.6
299.9
Non-counterparty-related risk
2
7.2
2.9
0.8
4.6
0.2
18.6
34.3
Market risk
0.5
0.0
22.4
0.9
0.0
23.8
Operational risk
59.4
17.2
6.1
25.4
24.0
3.3
135.4
Total
166.4
150.4
13.8
107.4
28.8
26.5
493.4
31.3.26 vs 31.12.25
Credit and counterparty credit risk
1
0.6
0.5
(0.3)
5.3
(0.7)
0.4
5.7
Non-counterparty-related risk
2
0.0
0.0
0.0
0.1
0.0
0.4
0.4
Market risk
0.1
0.0
0.7
(0.1)
0.0
0.8
Operational risk
Total
0.8
0.5
(0.3)
6.0
(0.8)
0.7
7.0
1 Includes settlement risk, credit valuation adjustments,
equity and investments in funds exposures in
the banking book, and securitization exposures in
the banking book.
2 Non-counterparty-related risk includes
deferred tax
assets arising
from temporary
differences (31
March 2026:
USD 18.5bn; 31
December 2025:
USD 18.1bn), as
well as
property, equipment,
software and
other items
(31 March 2026:
USD 16.2bn;
31 December 2025: USD 16.1bn).

UBS Group first quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Leverage ratio denominator
During the
first
quarter
of
2026, the
LRD increased
by
USD 31.0bn to
USD 1,653.5bn,
driven
by a
USD 40.6bn
increase from asset size and other movements, partly offset by a USD 9.5bn decrease from currency effects.
Movement in leverage ratio denominator, by key driver
USD bn
LRD as of
31.12.25
Currency
effects
Asset size and
other
LRD as of
31.3.26
On-balance sheet exposures (excluding derivatives and securities financing transactions)
1
1,258.1
(7.9)
39.9
1,290.1
Derivative exposures
1
151.2
(0.6)
(4.8)
145.8
Securities financing transaction exposures
148.2
(0.7)
11.6
159.1
Off-balance sheet items
64.9
(0.4)
(6.1)
58.5
Total exposures
1,622.4
(9.5)
40.6
1,653.5
1 As of 31 December 2025, initial margin posted with exchanges on derivatives was included in Derivative exposures. As
of 31 March 2026, we have reclassified initial margin on derivatives under On-balance sheet
exposures.
The LRD movements described below exclude currency effects.
On-balance sheet exposures (excluding derivatives and securities financing transactions) increased by USD 39.9bn,
mainly due
to increases
in cash
and balances
at central
banks and
high-quality liquid
asset portfolio
securities in
Group
Treasury.
In
addition,
there
was an
increase
in lending
assets,
mainly
reflecting positive
net
new
loans in
Global Wealth
Management and
Personal &
Corporate Banking,
and an
increase in
the Investment
Bank. These
increases were partly offset by decreases in trading assets reflecting lower inventory held to hedge client positions, as
well
as
market-driven
decreases
in
the
Investment
Bank.
In
addition,
the
initial
margin
on
derivatives
of
USD 14.0bn was reclassified from Derivative exposures to On-balance sheet exposures.
Derivative exposures
decreased by
USD 4.8bn, mainly
due to
the aforementioned
reclassification of
initial margin
to
On-balance
sheet
exposures
and
higher
netting,
partly
offset
by
increases
in
derivatives
and
cash
collateral
receivables on
derivative instruments
mainly in
the Investment
Bank, driven
by equity
and foreign
currency contracts,
mainly due to new trades, as well as market-driven increases.
Securities
financing
transaction
exposures
increased
by
USD 11.6bn,
primarily
reflecting
higher
levels
of
client
activity in the Investment Bank and cash reinvestment trades in Group Treasury.
Off-balance sheet exposures decreased
by USD 6.1bn, primarily due
to credit lines in Global
Wealth Management
becoming uncommitted following changes to
certain contractual terms in the
course of client account migrations
in the first quarter of 2026.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about balance sheet movements
Leverage ratio denominator, by business division and Group Items
USD bn
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core and
Legacy Group Items
Total
31.3.26
On-balance sheet exposures (excluding derivatives and securities financing transactions)
1
522.7
440.5
5.0
300.3
9.4
12.1
1,290.1
Derivative exposures
1
28.9
7.5
0.0
106.7
2.8
0.0
145.8
Securities financing transaction exposures
44.6
31.7
0.1
79.8
2.6
0.3
159.1
Off-balance sheet items
12.6
28.9
0.1
16.1
0.3
0.5
58.5
Total exposures
608.8
508.6
5.2
502.9
15.1
12.9
1,653.5
31.12.25
On-balance sheet exposures (excluding derivatives and securities financing transactions)
514.0
441.8
5.0
272.1
12.3
12.9
1,258.1
Derivative exposures
26.7
6.1
0.0
115.2
3.0
0.1
151.2
Securities financing transaction exposures
49.8
36.3
0.1
58.7
3.5
0.0
148.2
Off-balance sheet items
17.6
29.9
0.1
16.8
0.3
0.3
64.9
Total exposures
608.0
514.0
5.2
462.9
19.1
13.3
1,622.4
31.3.26 vs 31.12.25
On-balance sheet exposures (excluding derivatives and securities financing transactions)
8.7
(1.2)
0.0
28.2
(2.9)
(0.8)
32.0
Derivative exposures
2.1
1.4
0.0
(8.6)
(0.2)
(0.1)
(5.4)
Securities financing transaction exposures
(5.1)
(4.6)
0.0
21.2
(0.9)
0.3
10.9
Off-balance sheet items
(5.0)
(1.0)
0.0
(0.8)
0.0
0.2
(6.5)
Total exposures
0.8
(5.4)
0.0
40.0
(4.0)
(0.3)
31.0
1 As of 31 December 2025, initial margin posted with exchanges on derivatives was included in Derivative exposures. As
of 31 March 2026, we have reclassified initial margin on derivatives under On-balance sheet
exposures.

UBS Group first quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Capital management

Equity attribution
Under our equity attribution framework, tangible
equity is attributed based on equally
weighted average RWA and
average LRD, which both include resource allocations from our
Group functions to the business divisions. Average
RWA and LRD are converted to CET1 capital equivalents
using target capital ratios. If the attributed tangible equity calculated under the weighted-driver
approach is less than
the CET1 capital equivalent
of risk-based capital (RBC)
for any business division, the CET1
capital equivalent of RBC is used
as a floor for that business
division. The floor
was
applicable
for
Non-core
and
Legacy
in
all
of
the
periods
shown
below
and
was
applicable
for
Asset
Management in the first quarter of 2025.
In addition to
tangible equity, we
allocate equity to
the business divisions
to support goodwill and
intangible assets.
We
also
allocate
to
the
business
divisions
attributed
equity
related
to
CET1
capital
deduction
items
that
are
attributable to divisional activities, such
as compensation-related components or expected
losses on the advanced
internal ratings-based portfolio less provisions.
We attribute all remaining capital
deduction items to Group Items.
These
primarily
include
equity
related
to
deferred
tax
assets,
accruals
for
shareholder
returns,
and
unrealized
gains / losses from cash flow hedges.
›
Refer to the “Balance sheet and off-balance sheet” section of this report for more information about movements in equity attributable to shareholders
Average attributed equity
For the quarter ended
USD bn 31.3.26 31.12.25 31.3.25
Global Wealth Management
34.6
34.5
33.6
Personal & Corporate Banking
22.4
22.0
20.1
Asset Management
2.4
2.5
2.7
Investment Bank
19.5
18.9
17.7
Non-core and Legacy
3.4
4.0
7.5
Group Items
1
8.9
8.2
4.6
Average equity attributed to business divisions and Group Items
91.2
90.1
86.1
1 Includes average attributed equity related to capital deduction items for deferred tax assets, accruals for shareholder returns and unrealized gains / losses from cash flow hedges.

UBS Group first quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Liquidity and funding management

Liquidity and funding management
Strategy, objectives and governance
This section
provides liquidity
and funding
management information
and should
be read
in conjunction
with the
“Liquidity
and
funding
management”
section
of
the
UBS
Group
Annual
Report
2025,
available
under
“Annual
reporting”
at
ubs.com/investors
,
which
provides
more
information
about
the
Group’s
strategy,
objectives
and
governance in connection with liquidity and funding management.
Liquidity coverage ratio
The
quarterly
average
liquidity
coverage
ratio
(the
LCR)
of
the
UBS
Group
decreased
4.8 percentage
points
to
177.8%,
remaining
above
the
prudential
requirement communicated
by
the
Swiss
Financial
Market
Supervisory
Authority (FINMA).
Average net cash outflows increased by
USD 6.2bn to USD 187.9bn, primarily reflecting higher net
outflows from
deposits. The effect of the increase in
net cash outflows was partly offset
by a USD 2.4bn increase in average high-
quality liquid assets (HQLA),   mainly reflecting   higher cash available due to an increase in customer deposits, higher proceeds from
debt issued
at amortized
cost and
higher net
brokerage payables,
partly offset
by lower
cash available
from higher lending assets and
cash collateral margin requirements, as
well as a decrease in
HQLA from securities
financing transactions.
›
Refer to the 31 March 2026 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about the LCR
Liquidity coverage ratio
USD bn, except where indicated Average 1Q26
1
Average 4Q25
1
High-quality liquid assets
334.0
331.6
Net cash outflows
2
187.9
181.7
Liquidity coverage ratio (%)
3
177.8
182.6
1 Calculated based on an average of
62 data points in the first quarter of
2026 and 64 data points in the
fourth quarter of 2025.
2 Represents the net cash outflows expected
over a stress period of 30 calendar
days.
3 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.
Net stable funding ratio
As of 31 March 2026, the net stable funding
ratio (the NSFR) of the UBS Group increased
0.9 percentage points to
116.9%, remaining above the prudential requirement communicated by FINMA.
Available
stable funding
increased by
USD 14.6bn to
USD 896.6bn, mainly
driven by
increases in
debt issued
at
amortized cost
and regulatory
capital. Required
stable funding
increased
by USD 7.0bn
to USD
766.8bn, mainly
reflecting
higher derivatives
and cash
collateral receivables
on derivative
instruments, and
higher lending
assets,
partly offset by lower trading assets.
›
Refer to the 31 March 2026 Pillar 3 Report, available under “Pillar 3 disclosures” at ubs.com/investors , for more information about the NSFR
Net stable funding ratio
USD bn, except where indicated 31.3.26 31.12.25
Available stable funding
896.6
882.0
Required stable funding
766.8
759.8
Net stable funding ratio (%)
116.9
116.1

UBS Group first quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet

Balance sheet and off-balance sheet
This section provides balance sheet and off-balance
sheet information and should be read in
conjunction with the
“Balance sheet
and off-balance
sheet” section
of the
UBS Group
Annual Report
2025, available
under “Annual
reporting” at ubs.com/investors
, which provides more
information about the balance
sheet and off-balance sheet
positions.
Balances disclosed in this report represent quarter-end positions, unless indicated otherwise. Intra-quarter balances
fluctuate in the ordinary course of business and may differ from quarter-end positions.
Balance sheet assets (31 March 2026 vs 31 December 2025)
Total assets
were USD 1,686.5bn
as of
31 March 2026,
an increase
of USD 69.1bn
compared with
31 December
2025.
Derivatives
and
cash
collateral
receivables
on
derivative
instruments
increased
by
USD 42.8bn,
primarily
in
the
Investment Bank,
driven by
equity and
foreign currency
contracts, mainly
due to
new trades,
as well
as market-
driven increases. Cash and
balances at central banks
increased by USD 15.6bn, mainly
due to inflows from
net new
issuances
of short-term
and long-term
debt issued
measured at
amortized cost,
and net
changes in
the trading
portfolio,
partly
offset
by
outflows
due
to
higher
lending
activity
levels
and
purchases
of
securities
in
our
high-
quality liquid asset (HQLA) portfolio.
Other
financial
assets
measured
at
fair
value
increased
by
USD 5.8bn,
predominantly
driven
by
purchases
of
securities
in
our
HQLA
portfolio
in
Group
Treasury.
Brokerage
receivables
increased
by
USD 5.2bn,
primarily
reflecting higher levels of client activity. Lending assets
increased by USD 4.8bn, mainly reflecting positive net new
loans in Global Wealth
Management and Personal &
Corporate Banking, and an increase
in the Investment Bank,
partly offset by currency effects.
These increases
were partly
offset by
a USD 10.6bn
decrease in
Trading assets,
reflecting lower
inventory held
to
hedge client positions, as well as market-driven decreases in the Investment Bank.
Assets
As of % change from
USD bn 31.3.26 31.12.25 31.12.25
Cash and balances at central banks
225.5
209.9
7
Lending
1
678.3
673.5
1
Securities financing transactions at amortized cost
87.6
83.7
5
Trading assets
164.1
174.7
(6)
Derivatives and cash collateral receivables on derivative instruments
232.1
189.3
23
Brokerage receivables
40.8
35.6
15
Other financial assets measured at amortized cost
73.4
71.9
2
Other financial assets measured at fair value
2
127.2
121.4
5
Non-financial assets
57.5
57.5
0
Total assets
3
1,686.5
1,617.4
4
1 Consists of Loans and advances to customers and Amounts due from banks.
2 Consists of Financial assets at fair value not held for trading and Financial assets measured at fair value through other comprehensive
income.
3 Includes total assets measured at fair value of USD 527.1bn as of 31 March 2026 (31 December 2025: USD 492.6bn),
of which USD 17.5bn (31 December 2025: USD 14.5bn) were classified as Level 3.
Balance sheet liabilities (31 March 2026 vs 31 December 2025)
Total liabilities were USD 1,594.0bn
as of 31 March 2026,
an increase of USD 67.1bn
compared with 31 December
2025.
Derivatives and cash
collateral payables on
derivative instruments increased
by USD 31.4bn, predominantly
in the
Investment Bank,
reflecting the
same drivers
as on
the asset
side. Brokerage
payables increased
by USD 13.0bn,
primarily reflecting higher
levels of client
activity. Short-term borrowings
increased by
USD 10.7bn, largely
due to
net issuances of commercial paper and certificates of deposit.

UBS Group first quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet

Debt issued
designated at
fair value
and long-term
debt issued
measured at
amortized cost
increased by
USD 6.1bn,
mainly reflecting net new issuances of debt issued measured at amortized cost in Group Treasury. Trading liabilities increased by USD 5.5bn,
primarily due to
an increase in
short positions in
the Investment Bank,
mainly as a
result
of client activity.
The “Customer deposits,
by currency” table in
this section provides
more information about
the Group’s funding
sources.
›
Refer to “Bondholder information” at
ubs.com/investors
for more information about capital and senior debt
instruments
›
Refer to the “Consolidated financial information” section of this report for more information
Liabilities and equity
As of
% change from
USD bn 31.3.26 31.12.25 31.12.25
Short-term borrowings
1,2
69.0
58.3
18
Securities financing transactions at amortized cost
20.2
16.2
25
Customer deposits
785.7
788.4
0
Debt issued designated at fair value and long-term debt issued measured at amortized cost
2
300.7
294.6
2
Trading liabilities
59.2
53.7
10
Derivatives and cash collateral payables on derivative instruments
221.9
190.5
17
Brokerage payables
75.2
62.2
21
Other financial liabilities measured at amortized cost
16.5
15.9
4
Other financial liabilities designated at fair value
29.7
28.2
5
Non-financial liabilities
15.8
19.0
(17)
Total liabilities
3
1,594.0
1,526.9
4
Share capital
0.3
0.3
0
Share premium
8.1
9.2
(13)
Treasury shares
(7.9)
(7.9)
0
Retained earnings
86.5
82.7
5
Other comprehensive income
4
5.2
5.8
(10)
Total equity attributable to shareholders
92.2
90.2
2
Equity attributable to non-controlling interests
0.3
0.3
(6)
Total equity
92.5
90.5
2
Total liabilities and equity
1,686.5
1,617.4
4
1 Consists of short-term debt issued measured at amortized cost and amounts due to banks, which includes amounts due to central banks.
2 The classification of debt issued measured at amortized cost into short-
term and long-term is based
on original contractual maturity,
and therefore long-term debt also
includes debt with a remaining
time to maturity of less
than one year.
This classification does not
consider any early
redemption features.
3 Includes total
liabilities measured at
fair value of
USD 462.3bn as
of 31 March
2026 (31 December
2025: USD 414.1bn),
of which USD
17.9bn (31 December
2025: USD 19.4bn)
were
classified as Level 3.
4 Excludes other comprehensive income related to defined benefit plans and own credit, which is recorded directly in Retained earnings.
Equity (31 March 2026 vs 31 December 2025)
Equity attributable to shareholders increased by USD 2,034m to USD 92,247m as of 31 March 2026.
The
net
increase
of
USD 2,034m
was
mainly
driven
by
positive
total
comprehensive
income
attributable
to
shareholders
of
USD 3,152m,
reflecting
a
net
profit
of
USD 3,040m
and
other
comprehensive
income
(OCI)
of
USD 112m.
OCI
mainly
included
OCI
related
to
own
credit
on
financial
liabilities
designated
at
fair
value
of
USD 741m, negative OCI
related to foreign
currency translation of
USD 312m and negative
cash flow hedge
OCI
of USD 242m. In addition, deferred share-based
compensation awards of USD 336m were expensed
in the income
statement, increasing share premium.
These increases were partly offset
by net treasury share activity
that reduced equity by USD 1,358m,
predominantly
due to
the repurchasing
of USD 850m
of shares
under our
new, 2026
share repurchase
program and
the purchasing
of USD 529m of shares in relation to employee share-based compensation plans.
The payment of the 2025
dividend of USD 1.10 per
share, approved by shareholders at
the 2026 Annual General
Meeting, reduced equity attributable to shareholders by USD 3.4bn in April 2026.
›
Refer to the “Group performance” and “Consolidated financial information” sections of this report for more information
›
Refer to “Reconciliation of equity under IFRS Accounting Standards to Swiss SRB common equity tier 1 capital” in the “Capital management” section of this report for more information about the effects of OCI on common equity tier 1 capital
›
Refer to the “Share information and earnings per share”
section of this report for more information about our
share repurchase programs

UBS Group first quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Balance sheet and off-balance sheet

Customer deposits, by currency
USD equivalent
All currencies of which: USD of which: CHF of which: EUR
USD bn 31.3.26 31.12.25 31.3.26 31.12.25 31.3.26 31.12.25 31.3.26 31.12.25
Customer deposits 785.7 788.4 298.0 301.6 341.5 341.4 74.3 74.7 of which: demand deposits 259.6 259.4 53.6 52.8 135.6 139.1 37.4 36.2 of which: retail savings / deposits 238.0 230.8 43.6 38.1 189.1 187.5 5.2 5.1 of which: sweep deposits 39.9 41.5 39.9 41.5 0.0 0.0 0.0 0.0 of which: time deposits 248.2 256.8 160.9 169.3 16.8 14.8 31.7 33.4
Off-balance sheet (31 March 2026 vs 31 December 2025)
Committed unconditionally revocable credit
lines decreased by USD
54.4bn, primarily due to
credit lines in Global
Wealth Management becoming
uncommitted following changes
to certain contractual
terms in the
course of client
account
migrations
in
the
first
quarter
of
2026.
Forward
starting
reverse
repurchase
and
securities
borrowing
agreements increased
by USD 4.5bn, predominantly
reflecting an
increase in
levels of
business division
activity in
short-dated securities financing transactions.
Off-balance sheet
As of % change from
USD bn
31.3.26 31.12.25 31.12.25
Guarantees
1,2
44.5
45.8
(3)
Irrevocable loan commitments
1
80.6
82.1
(2)
Committed unconditionally revocable credit lines
65.3
119.7
(45)
Forward starting reverse repurchase and securities borrowing agreements
15.2
10.7
42
1 Guarantees and irrevocable loan commitments are shown net of sub-participations.
2 Includes guarantees measured at fair value through profit or loss.
Share information and earnings per share
UBS Group AG
shares
are
listed
on
the
SIX
Swiss
Exchange
(SIX).
They
are
also
listed
on
the
New
York
Stock
Exchange (the NYSE) as
global registered shares. Each share
has a nominal value
of USD 0.10. Shares issued
were
unchanged in the first quarter of 2026 compared with the fourth quarter of 2025.
We held 238 million shares as of 31 March 2026, of which 137 million shares had been acquired under our 2024,
2025 and
2026 share
repurchase programs
for cancellation
purposes. The
remaining 101
million shares
are primarily
held to
hedge our
share delivery
obligations related
to employee
share-based compensation
and participation
plans.
Treasury shares held decreased by
12 million shares in the
first quarter of 2026. This largely
reflected the delivery of
treasury shares
under our
share-based compensation
plans, partly
offset by
repurchases of
20.4 million
shares under
our
new,
2026
program
and
the
purchasing
of
13.0
million
shares
in
relation
to
employee
share-based
compensation plans.
On
4 February
2026,
we
launched
a
new
share
repurchase
program
of
up
to
USD 3bn
of
shares.
The
program
started on 5 February 2026
and will end, at
the latest, on 4 February
2028 or earlier if
either the maximum amount
of USD 3bn has been reached or 10% of the registered
share capital has been repurchased. Shares acquired under
this program totaled 20 million as of 31 March 2026 for
a total acquisition cost of USD 794m (CHF 621m). We are
on track to repurchase USD 3bn of shares by the end of July 2026, with an aim to do more by year-end 2026. The amount
of
additional
repurchases
is
subject
to
our
financial
performance
and
outlook,
maintaining
a
common
equity tier 1 capital ratio of around 14% at
year-end, and visibility on parliamentary deliberations on
the treatment
of foreign subsidiaries.

UBS Group first quarter 2026 report |
Risk, capital, liquidity and funding, and balance sheet | Share information and earnings per share

Shares acquired
under our
2025 program
totaled 53
million as
of 31 March
2026 for
a total
acquisition cost
of
USD 2,000m (CHF 1,602m). This
program concluded on
20 November 2025, and
the 53 million
shares repurchased
under this
program will
be canceled
by means
of a
capital reduction,
pending approval
by the
shareholders at
a
future Annual General Meeting (the AGM).
Shares acquired
under our
2024 program
totaled 64
million as
of 31 March
2026 for
a total
acquisition cost
of
USD 2,000m (CHF 1,739m).
This program
concluded on
23 May 2025,
and the
64 million
shares repurchased
under
this program were canceled by means of
a capital reduction in 2026 as approved
by the shareholders at the 2026
AGM.
›
Refer to the “Equity, CET1 capital and returns” table in the “Group performance” section of this report for more information about equity attributable to shareholders and tangible equity attributable to shareholders
Share information and earnings per share
As of or for the quarter ended
31.3.26 31.12.25 31.3.25
Basic and diluted earnings (USD m)
Net profit / (loss) attributable to shareholders for basic EPS
3,040
1,199
1,692
less: (profit) / loss on own equity derivative contracts
(1)
0
0
Net profit / (loss) attributable to shareholders for diluted EPS
3,039
1,199
1,691
.
Weighted average shares outstanding
Weighted average shares outstanding for basic EPS
1
3,092,982,117
3,105,654,692
3,177,005,662
Effect of dilutive potential shares resulting from notional employee shares, in-the-money options and warrants outstanding
2
139,292,771
139,702,735
154,934,196
Weighted average shares outstanding for diluted EPS
3,232,274,888
3,245,357,427
3,331,939,858
.
Earnings per share (USD)
Basic
0.98
0.39
0.53
Diluted
0.94
0.37
0.51
.
Shares outstanding and potentially dilutive instruments
Shares issued
3,341,581,714
3,341,581,714
3,462,087,722
Treasury shares
3
238,146,455
249,882,523
274,295,444
of which: related to the 2022 share repurchase program
120,506,008
of which: related to the 2024 share repurchase program
63,776,550
63,776,550
47,977,687
of which: related to the 2025 share repurchase program
52,582,575
52,582,575
of which: related to the 2026 share repurchase program
20,432,926
Shares outstanding
3,103,435,259
3,091,699,191
3,187,792,278
Potentially dilutive instruments
4
29,303,835
23,971,399
23,529,297
.
Other key figures
Total book value per share (USD)
29.72
29.18
27.35
Tangible book value per share (USD)
27.50
26.93
25.18
Share price (USD)
5
38.41
46.61
30.38
Market capitalization (USD m)
6
128,345
155,760
105,173
1 The weighted average shares outstanding for basic earnings per share (EPS) are calculated by taking the number of shares at the beginning of the period, adjusted by the number of shares acquired or issued during the period, multiplied by a time-weighted factor for the period outstanding. As a result, balances are affected by the timing of acquisitions and issuances during the period.
2 The weighted average number of shares
for notional employee awards with performance
conditions reflects all potentially dilutive shares that
are expected to vest under the terms of
the awards.
3 Based on a settlement date view.
4 Reflects potential
shares that could dilute basic EPS in the future but were
not dilutive for any of the periods presented. Mainly includes equity-based awards subject to absolute and relative performance conditions and equity derivative contracts.
5 Represents the share price
as listed on the SIX
Swiss Exchange, translated
to US dollars using the closing
exchange rate as of
the respective date.
6 The calculation of
market capitalization reflects
total shares issued multiplied by the share price at the end of the period.
Ticker symbols UBS Group AG Security identification codes
Trading exchange SIX / NYSE Bloomberg Reuters ISIN CH0244767585
SIX Swiss Exchange UBSG UBSG SW UBSG.S Valoren 24 476 758
New York Stock Exchange UBS UBS UN UBS.N CUSIP CINS H42097 10 7

UBS Group first quarter 2026 report |
Consolidated financial information

Consolidated financial
information
Unaudited
The accompanying unaudited interim consolidated financial information in this section is presented for UBS Group
AG and its subsidiaries (together,
the Group) on a consolidated basis,
unless otherwise specified, and is
presented
in US
dollars. This
financial information
has been
prepared in
accordance with
UBS Group
accounting policies
as
described in
“Note 1
Summary of
material accounting
policies” to
the UBS
Group consolidated
annual financial
statements for the year ended 31 December 2025, except for changes described below. These accounting policies are
consistent
with
IFRS
Accounting
Standards,
as
issued
by
the
International
Accounting
Standards
Board
(the
IASB). The financial
information presented is
unaudited and does
not constitute an
interim financial report
prepared
in accordance with IAS 34, Interim Financial Reporting .
Amendments to IFRS 9, Financial Instruments , and IFRS 7,
Financial Instruments: Disclosures
Effective
from
1
January
2026,
UBS
has
adopted
the
Amendments
to
the
Classification
and
Measurement
of
Financial Instruments
– Amendments
to IFRS
9 and
IFRS 7
(the Amendments)
related to
classification of
financial
assets and
derecognition of
financial instruments,
including the
introduction of
an accounting
policy election
to
derecognize
financial
liabilities
settled
through
electronic
transfer
systems
before
the
settlement
date,
if
certain
conditions are met.
The Amendments also
introduced new disclosure
requirements for financial
instruments with
contractual terms that can
change the timing
or amount of contractual
cash flows. The impact
of the Amendments
on this consolidated financial information was not material.

UBS Group first quarter 2026 report |
Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)

UBS Group AG interim consolidated
financial information (unaudited)
Income statement
Year-to-date
USD m 31.3.26 31.3.25
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
6,604
6,981
Interest expense from financial instruments measured at amortized cost
(5,738)
(6,948)
Net interest income from financial instruments measured at fair value through profit or loss and other
1,453
1,597
Net interest income
2,320
1,629
Other net income from financial instruments measured at fair value through profit or loss
3,949
3,937
Fee and commission income
8,437
7,426
Fee and commission expense
(709)
(649)
Net fee and commission income
7,728
6,777
Other income
247
213
Total revenues
14,243
12,557
Credit loss expense / (release)
70
100
Personnel expenses
7,584
7,032
General and administrative expenses
2,011
2,431
Depreciation, amortization and impairment of non-financial assets
738
861
Operating expenses
10,333
10,324
Operating profit / (loss) before tax
3,841
2,132
Tax expense / (benefit)
786
430
Net profit / (loss)
3,054
1,702
Net profit / (loss) attributable to non-controlling interests
14
10
Net profit / (loss) attributable to shareholders
3,040
1,692
Earnings per share (USD)
Basic
0.98
0.53
Diluted
0.94
0.51

UBS Group first quarter 2026 report |
Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)

Statement of comprehensive income
Year-to-date
USD m 31.3.26 31.3.25
Comprehensive income attributable to shareholders
Net profit / (loss)
3,040
1,692
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax
(492)
1,318
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax
195
(549)
Foreign currency translation differences on foreign operations reclassified to the income statement
1
3
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified to the income statement
(1)
(1)
Income tax relating to foreign currency translations, including the effect of net investment hedges
(15)
(2)
Subtotal foreign currency translation, net of tax
(312)
768
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax
(56)
(3)
Net realized (gains) / losses reclassified to the income statement from equity
0
0
Income tax relating to net unrealized gains / (losses)
(3)
0
Subtotal financial assets measured at fair value through other comprehensive income, net of tax
(59)
(3)
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax
(476)
349
Net (gains) / losses reclassified to the income statement from equity
174
322
Income tax relating to cash flow hedges
60
(125)
Subtotal cash flow hedges, net of tax
(242)
545
Cost of hedging
Cost of hedging, before tax
42
31
Income tax relating to cost of hedging
(5)
0
Subtotal cost of hedging, net of tax
37
31
Total other comprehensive income that may be reclassified to the income statement, net of tax
(576)
1,342
Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax
(78)
5
Income tax relating to defined benefit plans
25
2
Subtotal defined benefit plans, net of tax
(54)
7
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax
741
279
Income tax relating to own credit on financial liabilities designated at fair value
0
(1)
Subtotal own credit on financial liabilities designated at fair value, net of tax
741
279
Total other comprehensive income that will not be reclassified to the income statement, net of tax
687
286
Total other comprehensive income
112
1,628
Total comprehensive income attributable to shareholders
3,152
3,319
Comprehensive income attributable to non-controlling interests
Net profit / (loss)
14
10
Total other comprehensive income that will not be reclassified to the income statement, net of tax
11
15
Total comprehensive income attributable to non-controlling interests
26
26
Total comprehensive income
Net profit / (loss)
3,054
1,702
Other comprehensive income
123
1,643
of which: other comprehensive income that may be reclassified to the income statement
(576)
1,342
of which: other comprehensive income that will not be reclassified to the income statement
698
302
Total comprehensive income
3,177
3,345

UBS Group first quarter 2026 report |
Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)

Balance sheet
USD m 31.3.26 31.12.25
Assets
Cash and balances at central banks
225,456
209,858
Amounts due from banks
20,320
19,649
Receivables from securities financing transactions measured at amortized cost
87,566
83,656
Cash collateral receivables on derivative instruments
50,624
41,552
Loans and advances to customers
657,996
653,846
Other financial assets measured at amortized cost
73,431
71,897
Total financial assets measured at amortized cost
1,115,394
1,080,458
Financial assets at fair value held for trading
164,084
174,699
of which: assets pledged as collateral that may be sold or repledged by counterparties
42,625
44,627
Derivative financial instruments
181,497
147,778
Brokerage receivables
40,789
35,579
Financial assets at fair value not held for trading
113,478
107,575
Total financial assets measured at fair value through profit or loss
499,848
465,631
Financial assets measured at fair value through other comprehensive income
13,749
13,868
Investments in associates
2,258
2,332
Property, equipment and software
16,178
16,057
Goodwill and intangible assets
6,900
6,948
Deferred tax assets
11,180
11,525
Other non-financial assets
21,014
20,609
Total assets
1,686,521
1,617,427
Liabilities
Amounts due to banks
25,770
24,434
Payables from securities financing transactions measured at amortized cost
20,203
16,225
Cash collateral payables on derivative instruments
37,513
34,222
Customer deposits
785,698
788,367
Debt issued measured at amortized cost
230,185
214,706
Other financial liabilities measured at amortized cost
16,523
15,862
Total financial liabilities measured at amortized cost
1,115,893
1,093,816
Financial liabilities at fair value held for trading
59,248
53,700
Derivative financial instruments
184,408
156,243
Brokerage payables designated at fair value
75,167
62,202
Debt issued designated at fair value
113,737
113,794
Other financial liabilities designated at fair value
29,719
28,184
Total financial liabilities measured at fair value through profit or loss
462,279
414,123
Provisions and contingent liabilities
4,981
5,035
Other non-financial liabilities
10,865
13,970
Total liabilities
1,594,019
1,526,944
Equity
Share capital
334
334
Share premium
8,064
9,217
Treasury shares
(7,862)
(7,891)
Retained earnings
86,478
82,740
Other comprehensive income recognized directly in equity, net of tax
5,232
5,813
Equity attributable to shareholders
92,247
90,213
Equity attributable to non-controlling interests
255
271
Total equity
92,502
90,484
Total liabilities and equity
1,686,521
1,617,427

UBS Group first quarter 2026 report |
Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)

Additional information
Personnel expenses
Personnel expenses
Year-to-date
USD m 31.3.26 31.3.25
Salaries and variable compensation
1
6,564
5,968
of which: variable compensation – financial advisors
2
1,504
1,409
Contractors
60
72
Social security
431
405
Post-employment benefit plans
299
349
Other personnel expenses
230
237
Total personnel expenses
7,584
7,032
1 Includes role-based
allowances.
2 Financial advisor
compensation consists of
cash compensation, determined
using a formulaic
approach based on
production, and deferred
awards. It
also includes expenses
related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.
General and administrative expenses
General and administrative expenses
Year-to-date
USD m 31.3.26 31.3.25
Outsourcing costs
299
378
Technology costs
540
573
Consulting, legal and audit fees
224
287
Real estate and logistics costs
229
239
Market data services
164
168
Marketing and communication
99
123
Travel and entertainment
77
74
Litigation, regulatory and similar matters
1
45
114
Other
334
475
2
Total general and administrative expenses
2,011
2,431
1 Reflects the net increase / (decrease)
in provisions for litigation, regulatory and
similar matters recognized in the income statement,
as well as decreases in acquisition-related
contingent liabilities measured under
IFRS 3. Refer to "Litigation, regulatory and similar matters" in this section for more information.
2 Includes a USD 180m expense related to the payment to Swisscard for the sale of the Credit Suisse card portfolios to UBS. Refer to “Note 28 Changes in organization
and acquisitions and disposals of subsidiaries and businesses” in the
“Consolidated financial statements” section of the UBS Group Annual Report 2025 for more
information.

UBS Group first quarter 2026 report |
Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)

Expected credit loss measurement
a) Changes to ECL models, scenarios and scenario weights
Scenarios and scenario weights
The expected
credit loss
(ECL) scenarios,
along with
their related
macroeconomic factors
and market
data, were
reviewed in light of the economic and political conditions prevailing in the first quarter of 2026 through a series of governance meetings, with
input and feedback
from UBS Risk
and Finance experts
across the business
divisions and
regions.
UBS
kept
the
scenarios
and
scenario
weights
in
line
with
those
applied
in
the
UBS
Group
fourth
quarter
2025
report. All
of the scenarios,
including the asset
price appreciation and
the baseline scenarios,
have been updated
based on the
latest macroeconomic forecasts
as of 31 March
2026. The current
scenario suite, together
with the
applied scenario weightings and the level
of post-model adjustments, is deemed appropriate
to sufficiently capture
prevailing macroeconomic and geopolitical uncertainties. The assumptions on a calendar-year basis are included in the table below.
The baseline
scenario was
updated with
the latest
macroeconomic forecasts
as of
31 March 2026.
The scenario
assumes that GDP growth in Switzerland will remain below trend, reflecting a subdued outlook driven by tariffs, a
weakening
labor
market
and
negative
spillovers
from
the
Eurozone
following
the
oil
price
shock.
In
the
United
States, labor market conditions will remain
soft, while higher energy prices are
adding to inflationary pressures and
also increasing downside risks to growth.
The
conflict
in
the
Middle
East
has
materially
increased
uncertainty
around
the
global
outlook.
UBS
is
closely
monitoring the
current market
situation, inflation
and central
banks’ signals
and will
continue to
carefully assess
developments, potentially revisiting the narratives and shocks in the second quarter of 2026.
Comparison of shock factors
Baseline
Key parameters 2025 2026 2027
Real GDP growth (annual percentage change)
US
2.1
2.2
2.1
Eurozone
1.5
0.8
1.2
Switzerland
1.3
1.1
1.1
Unemployment rate (%, annual average)
US
4.2
4.5
4.5
Eurozone
6.3
6.3
6.3
Switzerland
2.8
3.1
3.1
Fixed income: 10-year government bonds (%, Q4)
USD
4.2
4.4
4.5
EUR
2.9
3.1
3.2
CHF
0.3
0.4
0.5
Real estate (annual percentage change, Q4)
US
1.3
1.6
2.8
Eurozone
3.8
4.2
4.3
Switzerland
3.8
2.5
2.0
Economic scenarios and weights applied
Assigned weights in %
ECL scenario 31.3.26 31.12.25 31.3.25
Asset price appreciation
5.0
5.0
5.0
Baseline
50.0
50.0
50.0
Moderate stagflationary crisis
30.0
30.0
0.0
Mild stagflationary crisis
0.0
0.0
30.0
Global crisis
0.0
0.0
15.0
Global trade war
15.0
15.0
0.0

UBS Group first quarter 2026 report |
Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)

Expected credit loss measurement (continued)
b) ECL-relevant balance sheet and off-balance sheet positions including ECL allowances and provisions
The following tables provide
information about financial instruments
and certain non-financial instruments
that are
subject
to
ECL
requirements.
For
amortized-cost
instruments,
the
carrying
amount
represents
the
maximum
exposure to credit
risk, taking into
account the allowance
for credit losses.
Financial assets measured
at fair value
through other comprehensive income (FVOCI) are
also subject to ECL; however, unlike amortized-cost
instruments,
the allowance for
credit losses for
FVOCI instruments does
not reduce the
carrying amount of
these financial assets.
Instead, the carrying
amount of financial
assets measured at
FVOCI represents the
maximum exposure to
credit risk.
In addition to recognized financial assets,
certain off-balance sheet financial instruments and
other credit lines are
also subject to
ECL. The maximum
exposure to credit
risk for off-balance
sheet financial instruments
is calculated
based on notional amounts.
ECL-relevant balance sheet and off-balance sheet positions
USD m 31.3.26
Carrying amount
1
ECL allowances
2
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Cash and balances at central banks
225,456
225,434
20
0
2
(81)
0
(28)
0
(53)
Amounts due from banks
20,320
20,113
207
0
0
(11)
(3)
(7)
0
0
Receivables from securities financing transactions measured at amortized cost
87,566
87,566
0
0
0
(1)
(1)
0
0
0
Cash collateral receivables on derivative instruments
50,624
50,624
0
0
0
0
0
0
0
0
Loans and advances to customers
657,996
628,225
25,224
3,966
581
(2,486)
(361)
(283)
(1,634)
(209)
of which: Private clients with mortgages
287,420
275,806
9,987
1,567
60
(143)
(40)
(25)
(67)
(11)
of which: Real estate financing
91,944
85,707
5,926
277
35
(83)
(27)
(29)
(14)
(12)
of which: Large corporate clients
26,763
23,110
3,125
514
14
(645)
(100)
(99)
(344)
(102)
of which: SME clients
23,767
19,504
2,789
1,054
420
(1,156)
(96)
(89)
(916)
(56)
of which: Lombard
168,031
167,727
0
303
1
(57)
(7)
0
(45)
(5)
of which: Credit cards
2,436
1,874
514
48
0
(50)
(7)
(12)
(31)
0
of which: Commodity trade finance
6,278
5,943
332
2
1
(80)
(8)
0
(80)
9
of which: Ship / aircraft financing
8,930
7,861
987
82
0
(14)
(9)
(5)
0
0
of which: Consumer financing
2,917
2,654
128
85
50
(145)
(27)
(26)
(96)
4
Other financial assets measured at amortized cost
73,431
72,453
745
230
3
(124)
(33)
(9)
(82)
0
of which: Loans to financial advisors
2,801
2,643
53
105
0
(34)
(4)
(1)
(29)
0
Total financial assets measured at amortized cost
1,115,394
1,084,415
26,197
4,196
585
(2,704)
(399)
(327)
(1,715)
(263)
Financial assets measured at fair value through other comprehensive income
13,749
13,749
0
0
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
1,129,142
1,098,164
26,197
4,196
585
(2,704)
(399)
(327)
(1,715)
(263)
Notional exposure ECL provisions
2
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Guarantees
45,792
43,612
2,024
142
15
(77)
(15)
(23)
(39)
0
of which: Large corporate clients
7,412
6,295
1,078
24
15
(20)
(7)
(6)
(7)
0
of which: SME clients
3,360
2,892
375
93
0
(41)
(4)
(15)
(22)
0
of which: Financial intermediaries and hedge funds
27,337
27,021
316
0
0
(1)
(1)
0
0
0
of which: Lombard
3,409
3,383
0
25
0
(2)
0
0
(2)
0
of which: Commodity trade finance
2,686
2,569
117
0
0
(1)
(1)
0
0
0
Irrevocable loan commitments
80,685
76,394
3,981
287
23
(260)
(121)
(107)
(29)
(2)
of which: Large corporate clients
47,180
43,587
3,383
187
23
(232)
(97)
(104)
(29)
(2)
Forward starting reverse repurchase and securities borrowing agreements
15,234
15,234
0
0
0
0
0
0
0
0
Committed unconditionally revocable credit lines
65,325
61,490
3,691
145
0
(68)
(48)
(20)
0
0
of which: Real estate financing
6,521
5,402
1,119
0
0
(3)
(3)
0
0
0
of which: Large corporate clients
9,871
8,852
1,018
1
0
(13)
(4)
(9)
0
0
of which: SME clients
11,457
10,829
497
131
0
(32)
(24)
(8)
0
0
of which: Lombard
12,475
12,475
0
0
0
0
0
0
0
0
of which: Credit cards
12,954
12,341
609
4
0
(9)
(7)
(2)
0
0
Irrevocable committed prolongation of existing loans
9,971
9,871
98
2
0
(4)
(4)
0
0
0
Total off-balance sheet financial instruments and other credit lines
217,007
206,601
9,793
576
38
(409)
(188)
(150)
(69)
(2)
Total allowances and provisions
(3,113)
(587)
(477)
(1,784)
(265)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective
ECL allowances.
2 Positive amounts in these columns are representative of a net improvement in credit quality since the acquisition of the respective financial instrument.

UBS Group first quarter 2026 report |
Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)

Expected credit loss measurement (continued)
ECL-relevant balance sheet and off-balance sheet positions
USD m 31.12.25
Carrying amount
1
ECL allowances
2
Financial instruments measured at amortized cost Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Cash and balances at central banks
209,858
209,606
21
0
231
(81)
0
(29)
0
(52)
Amounts due from banks
19,649
19,525
124
0
0
(14)
(9)
(5)
0
0
Receivables from securities financing transactions measured at amortized cost
83,656
83,656
0
0
0
(1)
(1)
0
0
0
Cash collateral receivables on derivative instruments
41,552
41,552
0
0
0
0
0
0
0
0
Loans and advances to customers
653,846
624,137
25,155
3,947
607
(2,490)
(353)
(271)
(1,629)
(237)
of which: Private clients with mortgages
287,424
276,377
9,599
1,400
49
(124)
(44)
(18)
(55)
(6)
of which: Real estate financing
92,334
86,954
5,261
111
8
(67)
(26)
(30)
(11)
0
of which: Large corporate clients
26,752
22,954
2,886
700
213
(762)
(116)
(94)
(413)
(139)
of which: SME clients
23,805
19,883
2,521
1,238
163
(1,068)
(80)
(81)
(872)
(36)
of which: Lombard
165,320
164,874
169
212
64
(64)
(6)
0
(27)
(31)
of which: Credit cards
2,408
1,860
501
47
0
(48)
(7)
(12)
(29)
0
of which: Commodity trade finance
4,849
3,570
1,274
5
0
(94)
(8)
0
(80)
(6)
of which: Ship / aircraft financing
8,753
7,609
1,025
119
0
(17)
(9)
(8)
0
0
of which: Consumer financing
2,966
2,677
130
92
67
(136)
(19)
(24)
(92)
0
Other financial assets measured at amortized cost
71,897
70,427
1,247
220
3
(124)
(29)
(9)
(86)
0
of which: Loans to financial advisors
2,716
2,567
53
95
0
(34)
(3)
(1)
(30)
0
Total financial assets measured at amortized cost
1,080,458
1,048,903
26,546
4,167
841
(2,711)
(392)
(314)
(1,715)
(289)
Financial assets measured at fair value through other comprehensive income
13,868
13,868
0
0
0
0
0
0
0
0
Total on-balance sheet financial assets in scope of ECL requirements
1,094,326
1,062,771
26,546
4,167
841
(2,711)
(392)
(314)
(1,715)
(289)
Notional exposure ECL provisions
2
Off-balance sheet (in scope of ECL) Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stage 3 PCI
Guarantees
47,102
45,512
1,448
120
22
(50)
(15)
(22)
(13)
0
of which: Large corporate clients
7,388
6,446
916
17
9
(17)
(7)
(6)
(4)
0
of which: SME clients
3,134
2,834
228
67
5
(24)
(5)
(15)
(4)
0
of which: Financial intermediaries and hedge funds
29,411
29,288
123
0
0
(1)
(1)
0
0
0
of which: Lombard
3,537
3,505
1
31
0
(2)
0
0
(1)
0
of which: Commodity trade finance
2,252
2,152
100
0
0
(1)
(1)
0
0
0
Irrevocable loan commitments
82,122
77,976
3,938
174
35
(227)
(114)
(77)
(27)
(9)
of which: Large corporate clients
50,000
46,556
3,292
118
35
(184)
(91)
(72)
(19)
(2)
Forward starting reverse repurchase and securities borrowing agreements
10,723
10,723
0
0
0
0
0
0
0
0
Committed unconditionally revocable credit lines
119,679
115,982
3,449
248
0
(67)
(51)
(16)
0
0
of which: Real estate financing
6,433
5,291
1,041
101
0
(3)
(5)
1
0
0
of which: Large corporate clients
11,393
10,737
650
6
0
(15)
(7)
(6)
(2)
0
of which: SME clients
11,814
11,278
418
118
0
(31)
(24)
(7)
0
0
of which: Lombard
60,500
60,435
63
1
0
0
0
0
0
0
of which: Credit cards
12,943
12,361
578
4
0
(9)
(7)
(2)
0
0
Irrevocable committed prolongation of existing loans
8,178
8,141
32
5
0
(3)
(3)
0
0
0
Total off-balance sheet financial instruments and other credit lines
267,803
258,333
8,867
546
57
(347)
(184)
(115)
(40)
(9)
Total allowances and provisions
(3,058)
(576)
(428)
(1,756)
(298)
1 The
carrying amount of
financial assets measured
at amortized cost
represents the total
gross exposure net
of the respective
ECL allowances.
2 Positive
amounts in these
columns are representative
of a net
improvement in credit quality since the acquisition of the respective financial instrument.

UBS Group first quarter 2026 report |
Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)

Expected credit loss measurement (continued)
The table below
provides information about
the exposures subject to
ECL and the
ECL coverage ratio
for UBS’s core
loan portfolios (i.e.
Loans and
advances to customers
and
Loans to financial
advisors
) and relevant
off-balance sheet
exposures.
Cash and
balances at
central
banks
,
Amounts due
from
banks
,
Receivables from
securities
financing
transactions ,
Cash
collateral
receivables
on
derivative
instruments
and
Financial
assets
measured
at
fair
value
through other comprehensive income
are not included in the table below, due to their lower sensitivity to ECL.
ECL coverage ratios are
calculated by dividing ECL
allowances and provisions by
the gross carrying amount
of the
corresponding on-balance sheet exposures or by the notional amount of the off-balance sheet exposures.
The overall
coverage ratio
for performing
positions increased
by 1 basis
point to
11 basis points
as of
31 March
2026. Compared with
31 December 2025,
the coverage ratio
for performing
positions related to
real estate lending
(on-balance
sheet)
was unchanged
at 3 basis
points, and
the coverage
ratio
for performing
positions related
to
corporate lending (on-balance sheet) increased by 2 basis points to 78 basis points.
Coverage ratios for core loan portfolio
31.3.26
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stages 1&2 Stage 3 PCI
Private clients with mortgages
287,563
275,845
10,012
1,635
71
5
1
25
2
412
1,585
Real estate financing
92,027
85,734
5,955
291
46
9
3
50
6
485
2,567
Total real estate lending
379,590
361,580
15,967
1,926
117
6
2
34
3
423
1,974
Large corporate clients
27,408
23,210
3,224
858
117
235
43
306
75
4,009
8,783
SME clients
24,923
19,600
2,879
1,969
475
464
49
310
82
4,650
1,169
Total corporate lending
52,331
42,809
6,103
2,827
592
344
46
308
78
4,456
2,669
Lombard
168,087
167,734
0
348
5
3
0
0
0
1,299
8,765
Credit cards
2,486
1,881
526
79
0
200
37
233
80
3,881
0
Commodity trade finance
6,358
5,952
333
74
0
126
14
8
14
9,669
0
Ship / aircraft financing
8,944
7,870
992
82
0
16
11
50
16
0
0
Consumer financing
3,063
2,681
155
181
46
475
101
1,700
189
5,299
0
Other loans and advances to customers
39,624
38,080
1,432
75
38
29
11
0
9
5,361
9,750
Loans to financial advisors
2,834
2,646
54
134
0
119
14
146
17
2,180
0
Total other lending
231,396
226,844
3,491
973
89
21
5
118
6
3,307
3,176
Total
1
663,317
631,233
25,561
5,725
798
38
6
111
10
2,904
2,624
Notional exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stages 1&2 Stage 3 PCI
Private clients with mortgages
14,794
14,577
208
9
0
3
3
10
3
880
0
Real estate financing
8,667
7,536
1,130
0
0
7
12
0
7
73,021
0
Total real estate lending
23,460
22,114
1,338
9
0
5
6
0
4
1,093
0
Large corporate clients
64,688
58,919
5,520
212
38
41
18
216
35
1,704
535
SME clients
17,510
16,227
1,009
274
0
50
24
270
38
788
0
Total corporate lending
82,199
75,145
6,529
486
38
43
20
225
36
1,187
535
Lombard
17,073
17,048
0
25
0
3
2
0
2
658
0
Credit cards
12,954
12,341
609
4
0
7
6
34
7
0
0
Commodity trade finance
3,179
3,062
117
0
0
3
3
11
3
0
0
Ship / aircraft financing
1,551
1,410
141
0
0
12
4
116
14
0
0
Consumer financing
192
192
0
0
0
0
0
0
0
0
0
Financial intermediaries and hedge funds
25,661
25,145
516
0
0
1
1
8
1
0
0
Other off-balance sheet commitments
35,503
34,909
543
52
0
7
4
35
4
1,596
0
Total other lending
96,114
94,108
1,926
80
0
5
3
32
4
1,230
0
Total
2
201,773
191,367
9,793
576
38
20
10
153
17
1,192
535
Total on- and off-balance sheet
3
865,090
822,600
35,353
6,301
836
34
7
123
11
2,748
2,529
1 Includes Loans
and advances to
customers and Loans
to financial advisors,
which are presented
on the balance
sheet line Other
financial assets measured
at amortized cost.
2 Excludes Forward
starting reverse
repurchase and securities borrowing agreements.
3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related
ECL coverage ratio (bps).

UBS Group first quarter 2026 report |
Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)

Expected credit loss measurement (continued)
Coverage ratios for core loan portfolio
31.12.25
Gross carrying amount (USD m) ECL coverage (bps)
On-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stages 1&2 Stage 3 PCI
Private clients with mortgages
287,548
276,421
9,617
1,455
55
4
2
19
2
380
1,162
Real estate financing
92,401
86,979
5,292
122
8
7
3
57
6
871
540
Total real estate lending
379,949
363,401
14,908
1,577
64
5
2
32
3
418
1,079
Large corporate clients
27,514
23,069
2,980
1,113
352
277
50
315
80
3,711
3,956
SME clients
24,873
19,964
2,602
2,109
198
429
40
310
71
4,132
1,793
Total corporate lending
52,387
43,033
5,581
3,222
550
349
46
313
76
3,986
3,177
Lombard
165,384
164,880
169
239
95
4
0
0
0
1,140
3,246
Credit cards
2,456
1,867
513
76
0
197
37
234
80
3,867
0
Commodity trade finance
4,943
3,584
1,274
86
0
190
22
2
17
9,379
0
Ship / aircraft financing
8,771
7,618
1,033
119
0
20
12
77
20
0
0
Consumer financing
3,102
2,696
154
184
68
439
70
1,590
152
5,012
58
Other loans and advances to customers
39,344
37,402
1,792
73
77
28
10
17
10
6,779
2,484
Loans to financial advisors
2,750
2,571
54
125
0
125
12
141
15
2,431
0
Total other lending
226,750
220,618
4,990
903
239
22
4
97
6
3,425
2,328
Total
1
659,086
627,051
25,479
5,702
853
38
6
107
10
2,911
2,782
Notional exposure (USD m) ECL coverage (bps)
Off-balance sheet Total Stage 1 Stage 2 Stage 3 PCI Total Stage 1 Stage 2 Stages 1&2 Stage 3 PCI
Private clients with mortgages
13,016
12,757
245
13
0
3
2
16
3
0
0
Real estate financing
7,743
6,591
1,051
101
0
7
13
0
7
0
0
Total real estate lending
20,758
19,348
1,296
114
0
4
6
0
4
0
0
Large corporate clients
68,798
63,753
4,860
141
43
31
17
173
28
1,718
377
SME clients
16,511
15,531
732
242
5
46
23
386
39
275
9,581
Total corporate lending
85,308
79,284
5,592
383
48
34
18
201
30
807
1,353
Lombard
65,395
65,298
64
33
0
2
0
0
0
2,151
0
Credit cards
12,943
12,361
578
4
0
7
6
34
7
0
0
Commodity trade finance
2,613
2,512
101
0
0
5
5
6
5
0
0
Ship / aircraft financing
1,968
1,770
198
0
0
11
2
89
11
0
0
Consumer financing
153
153
0
0
0
0
0
0
0
0
0
Financial intermediaries and hedge funds
34,281
33,880
401
0
0
1
1
5
1
0
0
Other off-balance sheet commitments
33,659
33,004
635
12
8
6
5
19
5
1,781
2,438
Total other lending
151,013
148,978
1,978
48
8
3
2
26
2
1,882
2,438
Total
2
257,080
247,610
8,867
546
57
13
7
129
12
733
1,510
Total on- and off-balance sheet
3
916,166
874,662
34,346
6,248
910
31
6
112
10
2,720
2,703
1 Includes Loans and advances to
customers and Loans to financial advisors,
which are presented on the balance
sheet line Other financial assets
measured at amortized cost.
2 Excludes Forward starting reverse
repurchase and securities borrowing agreements.
3 Includes on-balance sheet exposure, gross and off-balance sheet exposure (notional) and the related
ECL coverage ratio (bps).

UBS Group first quarter 2026 report |
Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities
a) Provisions and contingent liabilities
The table below presents an overview of total provisions and contingent liabilities.
Overview of total provisions and contingent liabilities
USD m 31.3.26 31.12.25
Provisions related to expected credit losses (IFRS 9, Financial Instruments )
1
409
347
Provisions related to Credit Suisse loan commitments (IFRS 3, Business Combinations )
271
371
Provisions related to litigation, regulatory and similar matters (IAS 37, Provisions, Contingent Liabilities and Contingent Assets )
2,155
2,200
Acquisition-related contingent liabilities resulting from litigation, regulatory and similar matters (IFRS 3, Business Combinations )
458
531
Restructuring, real-estate and other provisions (IAS 37, Provisions, Contingent Liabilities and Contingent Assets )
1,689
1,586
Total provisions and contingent liabilities
4,981
5,035
1 Refer to "Expected credit loss measurement" in this section for more information about ECL provisions recognized for off-balance sheet financial instruments and credit lines.
The table below presents additional
information for provisions under IAS 37,
Provisions, Contingent Liabilities and
Contingent Assets .
Additional information for provisions under IAS 37, Provisions, Contingent Liabilities and Contingent Assets
USD m
Litigation,
regulatory and
similar matters
1
Restructuring
2
Real estate
3
Other
4
Total
Balance as of 31 December 2025
2,200
891
245
449
3,785
Increase in provisions recognized in the income statement
104
453
3
40
600
Release of provisions recognized in the income statement
(35)
(30)
(11)
(22)
(97)
Provisions used in conformity with designated purpose
(156)
(308)
(4)
(26)
(495)
Reclassifications
48
5
0
0
0
48
Foreign currency translation and other movements
(6)
(8)
(7)
24
3
Balance as of 31 March 2026
2,155
999
226
464
3,843
1 Consists of provisions for losses resulting from legal, liability and compliance risks.
2 Mainly includes USD 586m of personnel-related restructuring provisions as of
31 March 2026 (31 December 2025: USD 493m),
USD 253m of provisions for onerous contracts related to real estate as of 31 March 2026 (31 December 2025: USD 270m)
and USD 109m of restructuring provisions for onerous contracts related to technology as of
31 March 2026 (31 December 2025: USD 128m).
3 Mainly includes provisions for reinstatement costs with respect to leased properties.
4 Mainly includes provisions in relation to employee benefits, VAT, onerous
contracts related to technology and operational risks.
5 Includes reclassifications between IFRS 3 contingent liabilities and IAS 37 provisions.
Information about provisions and contingent
liabilities with respect to litigation,
regulatory and similar matters, as
a
class,
is
included
in
part
b).
There
are
no
material
contingent
liabilities
associated
with
the
other
classes
of
provisions.
b) Litigation, regulatory and similar matters
The Group operates
in a legal
and regulatory environment
that exposes it
to significant litigation
and similar risks
arising from
disputes and
regulatory proceedings.
As a
result, UBS
(which for
purposes of
this Note
may refer
to
UBS
Group
AG
and/or
one
or
more
of
its
subsidiaries,
as
applicable)
is
involved
in
various
disputes
and
legal
proceedings, including litigation, arbitration, and regulatory and criminal investigations.

UBS Group first quarter 2026 report |
Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities (continued)
Such matters are subject to many uncertainties, and
the outcome and the timing of resolution
are often difficult to
predict,
particularly
in
the
earlier
stages
of
a
case.
There
are
also
situations
where
the
Group
may
enter
into
a
settlement
agreement.
This
may
occur
in
order
to
avoid
the
expense,
management
distraction
or
reputational
implications
of
continuing
to
contest
liability,
even
for
those
matters
for
which
the
Group
believes
it
should
be
exonerated. The uncertainties inherent in all
such matters affect the amount and
timing of any potential outflows
for both matters with respect
to which provisions have been
established and other contingent liabilities.
The Group
makes
provisions
for
such
matters
brought
against
it
when,
in
the
opinion
of
management
after
seeking
legal
advice, it
is more
likely than
not that
the Group
has a
present legal
or constructive
obligation as
a result
of past
events, it
is probable
that an
outflow of
resources will
be required,
and the
amount can
be reliably
estimated. Where
these
factors
are
otherwise
satisfied,
a
provision
may
be established
for
claims
that
have
not
yet
been
asserted
against
the
Group,
but
are
nevertheless
expected
to
be,
based on
the
Group’s
experience
with
similar
asserted
claims.
If
any
of
those
conditions
is
not
met,
such
matters
result
in
contingent
liabilities.
If
the
amount
of
an
obligation cannot
be reliably
estimated, a
liability exists
that is
not recognized
even if
an outflow
of resources
is
probable. Accordingly,
no provision
is established
even if
the potential
outflow of
resources with
respect to
such
matters could be significant. Developments relating to
a matter that occur after the
relevant reporting period, but
prior
to
the
issuance
of
financial
information,
which
affect
management’s
assessment
of
the
provision
for
such
matter
(because,
for
example,
the
developments
provide
evidence
of
conditions
that
existed
at
the
end
of
the
reporting
period),
are
adjusting
events
after
the
reporting
period
under
IAS
10
and
must
be
recognized
in
the
financial information for the reporting period.
Specific litigation, regulatory
and other matters are
described below, including
all such matters
that management
considers to be material and others that management believes to be of significance to the Group due
to potential
financial,
reputational
and
other
effects.
The
amount
of
damages
claimed,
the
size
of
a
transaction
or
other
information is
provided where
available and
appropriate in
order to
assist users
in considering
the magnitude
of
potential
exposures.
For
additional
disclosures
relating
to
risks
that
may
result
in
litigation,
regulatory
or
similar
matters disclosed in this section, refer to the “Risk factors” section of the UBS Group Annual Report 2025.
In the case of certain matters below,
we state that we have established a provision,
and for the other matters, we
make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously
our position
with other
parties in
the matter
because it
would reveal
what UBS
believes to
be
the
probable
and
reliably
estimable
outflow,
we
do
not
disclose
that
amount.
In
some
cases
we
are
subject
to
confidentiality obligations
that preclude
such disclosure.
With respect
to the
matters
for which
we
do not
state
whether we have established a
provision, either: (a) we have
not established a provision; or
(b) we have established
a provision
but expect
disclosure of
that fact
to prejudice
seriously our
position with
other parties
in the
matter
because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.
With respect to
certain litigation, regulatory
and similar matters
for which we have
established provisions, we
are
able to
estimate the
expected timing
of outflows.
However, the
aggregate amount
of the
expected outflows
for
those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.
The
aggregate
amount
provisioned
for
litigation,
regulatory
and
similar
matters
as
a
class
is
disclosed
in
the
“Provisions”
table
in
part
a)
above.
UBS
provides
below
an
estimate
of
the
aggregate
liability
for
its
litigation,
regulatory and
similar matters
as a
class of
contingent liabilities.
Estimates of
contingent liabilities
are inherently
imprecise
and
uncertain
as
these
estimates require
UBS
to
make
speculative
legal
assessments
as
to
claims
and
proceedings that involve unique fact
patterns or novel legal theories,
that have not yet
been initiated or are
at early
stages
of
adjudication,
or
as
to
which
alleged
damages
have
not been
quantified
by
the
claimants.
Taking
into
account these uncertainties and the other
factors described herein, UBS estimates the
future losses that could arise
from litigation,
regulatory and
similar matters
disclosed below
for which
an estimate
is possible,
that are
not covered
by existing provisions
(including acquisition-related contingent
liabilities established under
IFRS 3 in
connection with
the acquisition of Credit Suisse), are in the range of USD 0bn to USD 1.5bn.

UBS Group first quarter 2026 report |
Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities (continued)
Litigation,
regulatory
and
similar
matters
may
also
result
in
non-monetary
penalties
and
consequences.
Certain
resolutions
or
convictions
of
a
crime
could
have
material
consequences
for
UBS.
Resolution
of
regulatory
proceedings may require UBS to obtain
waivers of regulatory disqualifications to maintain
certain operations, may
entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market
utilities to
limit, suspend
or terminate
UBS’s participation
in such
utilities. Failure
to obtain
such
waivers,
or
any
limitation,
suspension
or
termination
of
licenses,
authorizations
or
participations,
could
have
material consequences for UBS.
In May 2025, Credit Suisse
Services AG entered into a
plea agreement with the DOJ
relating to legacy Credit Suisse
accounts booked in
Credit Suisse’s Swiss
booking center and
a non-prosecution agreement
relating to legacy
Credit
Suisse accounts booked
in Credit Suisse’s
Singapore booking center.
These agreements include
ongoing obligations
of UBS to provide information and cooperate with the DOJ.
The
amounts
shown
in
the
table
below
reflect
the
provisions
recorded
under
IFRS
Accounting
Standards.
In
connection with
the acquisition
of Credit
Suisse, UBS
Group AG
additionally has
reflected in
its purchase
accounting
under IFRS
3 a
valuation adjustment
reflecting an
estimate of
outflows relating
to contingent
liabilities for
all present
obligations included
in the
scope of
the acquisition
at fair
value upon
closing, even
if it
is not
probable that
the
contingent
liability
will
result
in
an
outflow
of
resources,
significantly
decreasing
the
recognition
threshold
for
litigation
liabilities
beyond
those
that
generally
apply
under
IFRS
Accounting
Standards.
The
IFRS
3
acquisition-
related contingent
liabilities of
USD 0.5bn at
31 March
2026 reflect
a decrease
of USD 0.1bn from
31 December
2025
mainly
as
a
result
of
reclassifications
to
provisions
under
IAS
37
and
releases
upon
the
resolution
of
the
relevant matters.
Provisions for litigation, regulatory and similar matters, by business division and in Group Items
1
USD m
Global Wealth
Management
Personal &
Corporate
Banking
Asset
Management
Investment
Bank
Non-core
and Legacy
2
Group Items UBS Group
Balance as of 31 December 2025
317
16
0
283
1,388
196
2,200
Increase in provisions recognized in the income statement
25
3
0
4
71
1
104
Release of provisions recognized in the income statement
(6)
0
0
0
(29)
0
(35)
Provisions used in conformity with designated purpose
(13)
0
0
0
(143)
0
(156)
Reclassifications
3
(2)
0
0
0
50
0
48
Foreign currency translation and other movements
(1)
0
0
(4)
(1)
0
(6)
Balance as of 31 March 2026
320
19
0
282
1,337
197
2,155
1 Provisions, if any, for the matters described in items 1 and 7 of this disclosure are recorded in Global Wealth Management. Provisions, if any, for the matters described in items 3, 4, 5, 6 and 8 of this disclosure are recorded in Non-core and Legacy. Provisions,
if any, for the matters described in item
2 of this disclosure are allocated between the Investment Bank, Non-core and Legacy and Group Items.
2 Includes a provision
for the estimated costs of UBS’s ongoing obligations with the US Department of Justice as described in this section.
3 Includes reclassifications between IFRS 3 contingent liabilities and IAS 37 provisions.
1. Madoff
In relation to the
Bernard L. Madoff Investment
Securities LLC (BMIS) investment
fraud, UBS AG, UBS
(Luxembourg)
S.A. (now
UBS Europe
SE, Luxembourg
branch) and
certain other
UBS subsidiaries
were subject
to inquiries
by a
number
of
regulators,
including
the
Swiss
Financial
Market
Supervisory
Authority
(FINMA)
and
the
Luxembourg
Commission de
Surveillance du
Secteur Financier.
Those inquiries
concerned two
third-party funds
established under
Luxembourg law, substantially all
assets of which were
with BMIS, as well
as certain funds established
in offshore
jurisdictions with either direct
or indirect exposure to BMIS.
These funds faced severe
losses, and the Luxembourg
funds are
in liquidation.
The documentation
establishing both
funds identifies
UBS entities
in various
roles, including
custodian, administrator,
manager,
distributor and
promoter,
and indicates
that UBS
employees
served as
board
members.
In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees, seeking amounts totaling approximately EUR
2.1bn, which
includes amounts
that the
funds may
be held
liable to
pay the
trustee for
the liquidation
of BMIS
(BMIS Trustee).
A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff fraud. The majority of these cases have been decided in favor of UBS or dismissed for
want of prosecution.

UBS Group first quarter 2026 report |
Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities (continued)
In the
US, the
BMIS Trustee
filed claims
against UBS
entities, among
others,
in relation
to the
two Luxembourg
funds and one of the offshore
funds. The total amount claimed against
all defendants in these actions was
not less
than USD 2bn.
In 2014,
the US
Supreme Court
rejected the
BMIS Trustee’s
motion for
leave to
appeal decisions,
dismissing all
claims against
UBS defendants
except those
for the
recovery of
approximately USD 125m
of payments
alleged to be fraudulent
conveyances and preference payments.
Similar claims have been
filed against Credit
Suisse
entities seeking to recover redemption payments. In
2016, the bankruptcy court dismissed these claims
against the
UBS entities and
most of the
Credit Suisse entities.
In 2019, the
Court of Appeals
reversed the dismissal
of the BMIS
Trustee’s remaining claims. The cases were remanded to the Bankruptcy Court for further proceedings.
2. Foreign exchange, LIBOR and benchmark rates, and other trading practices
Foreign-exchange-related civil litigation:
Putative class actions have been
filed since 2013 in US
federal courts and
in
other
jurisdictions
against
UBS,
Credit
Suisse
and
other
banks
on
behalf
of
persons
who
engaged
in
foreign
currency transactions with the defendant
banks. While many of these cases
have concluded, UBS and Credit
Suisse
continue to defend
against several remaining
matters. In one
such case, Credit
Suisse and UBS
have entered into
agreements to settle all claims in a putative class action in Israel. Credit Suisse’s settlement received court approval and is final. UBS’s settlement remains subject to court approval.
LIBOR and
other benchmark-related
civil litigation:
A number
of putative
class actions
and other
actions are
pending
in the federal
courts in New
York against
UBS and
numerous other banks
on behalf of
parties who transacted
in
certain interest rate
benchmark-based derivatives. Also
pending in the
US and in
other jurisdictions are
a number
of other
actions asserting
losses related
to various
products whose
interest rates
were linked
to LIBOR
and other
benchmarks, including adjustable rate
mortgages, preferred and debt
securities, bonds pledged as
collateral, loans,
depository
accounts,
investments
and
other
interest-bearing
instruments.
The
complaints
alleged
manipulation,
through various means,
of certain benchmark
interest rates, including
USD LIBOR, Yen LIBOR,
EURIBOR, CHF LIBOR,
and GBP LIBOR and seek unspecified compensatory and other damages under various legal theories. The CHF and
GBP LIBOR actions have concluded.
Putative class actions were filed in US federal district courts and subsequently consolidated in the US District Court for the Southern District of New York
(SDNY) relating to various transactions that
referenced USD LIBOR. Following
various rulings,
one class
action with
respect to
transactions in
over-the-counter instruments
and several
actions
brought by
individual plaintiffs
proceeded. In
September 2025,
the district
court granted
defendants’ motion
for
summary judgment as to all remaining actions. Plaintiffs have appealed.
The
Yen
LIBOR/Euroyen
TIBOR
and
EURIBOR
actions
have
been
dismissed.
The
plaintiffs
have
appealed
the
dismissals. In August 2025, the Second Circuit affirmed in part and reversed in part the district court’s dismissal of
the complaint in the EURIBOR action, returning the action to the district court.
Credit default swap
auction litigation –
In June
2021, Credit Suisse,
along with other
banks and entities,
was named
in a
putative class
action filed
in federal
court in
New Mexico
alleging manipulation
of credit
default swap
(CDS)
final auction
prices. Defendants
filed a
motion to
enforce a
previous CDS
class action
settlement in
the SDNY.
In
January
2024,
the
SDNY
ruled
that,
to
the
extent
claims
in
the
New
Mexico
action
arise
from
conduct
prior
to
30 June
2014,
those
claims
are
barred
by
the
SDNY
settlement.
The
plaintiffs
appealed
and,
in
May
2025,
the
Second Circuit affirmed the SDNY decision. Defendants filed a motion for judgment on the pleadings in December
2025.

UBS Group first quarter 2026 report |
Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities (continued)
With respect
to additional
matters and
jurisdictions not
encompassed
by the
settlements and
orders referred
to
above, UBS’s
balance sheet
at 31
March 2026
reflected a
provision in
an amount
that UBS
believes to
be appropriate
under the applicable
accounting standard. As
in the case
of other matters
for which we
have established provisions,
the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available
information and
accordingly may
ultimately prove
to be
substantially greater
(or may
be less)
than the
provision that we have recognized.
3. Mortgage-related matters
Credit
Suisse
affiliates
are
defendants
in
various
civil
litigation
matters
related
to
their
roles
as
issuer,
sponsor,
depositor, underwriter
and/or servicer
of RMBS
transactions. These
cases currently
include repurchase
actions by
RMBS trusts and/or trustees, in which plaintiffs generally allege breached representations and warranties in respect
of mortgage
loans and
failure to
repurchase such
mortgage loans
as required
under the
applicable agreements.
The amounts disclosed
below do not
reflect actual realized
plaintiff losses to
date. Unless otherwise
stated, these
amounts reflect the original unpaid principal balance amounts as alleged in these actions.
DLJ Mortgage Capital, Inc. (DLJ) is a
defendant in New York State court
in four actions: An action brought by
Asset
Backed
Securities
Corporation
Home
Equity
Loan
Trust,
Series
2006-HE7
alleges
damages
of
not
less
than
USD 374m. In December 2023, the trial court granted in part DLJ’s motion to dismiss, dismissing with prejudice all notice-based claims.
On appeal,
the appellate
court modified
the trial
court’s dismissal
in April
2025 to
reinstate
certain of plaintiff’s
notice-based claims and
otherwise dismissed plaintiff’s
claims. Plaintiff has
sought leave from
the New York
Court of Appeals
to further appeal
the dismissal of
certain of its
claims. An action
by Home Equity
Asset
Trust,
Series
2006-8,
alleges
damages
of
not
less
than
USD 436m.
An
action
by
Home
Equity
Asset
Trust
2007-2 alleges damages of
not less than
USD 495m. An action by
CSMC Asset-Backed Trust
2007-NC1 does not
allege a damages amount.
4. ATA litigation
Since November 2014,
a series
of lawsuits have
been filed against
a number of
banks, including Credit
Suisse, in
the US District
Court for the
Eastern District of
New York (EDNY)
and the SDNY
alleging claims under
the United
States Anti-Terrorism
Act (ATA)
and the
Justice Against
Sponsors of
Terrorism Act.
The plaintiffs
in each
of these
lawsuits are, or are relatives of, victims of various terrorist attacks in Iraq and allege a conspiracy and/or aiding and abetting based on
allegations that various
international financial institutions,
including the defendants,
agreed to
alter, falsify
or omit
information from
payment messages
that involved
Iranian parties
for the
express purpose
of
concealing the
Iranian parties’
financial activities
and transactions
from detection
by US
authorities. The
lawsuits
allege that this
conduct has made
it possible for
Iran to transfer
funds to Hezbollah
and other terrorist
organizations
actively
engaged in
harming
US
military
personnel
and
civilians.
In
January
2023, the
Second
Circuit
affirmed
a
September 2019 ruling
by the EDNY
granting defendants’ motion
to dismiss the
first filed lawsuit.
In October 2023,
the US Supreme Court
denied plaintiffs’ petition for
a writ of certiorari,
and in September 2025 the
EDNY denied
plaintiffs’ motion
to vacate
the judgment;
the matter
has concluded. Of
the other
seven cases,
four are
stayed,
including one
that was
dismissed as
to Credit
Suisse and
most of
the bank
defendants prior
to entry
of the
stay,
and in three cases defendants moved to dismiss plaintiffs’ amended complaints. The SDNY dismissed two of these cases in April 2026; the dismissals may be appealed by plaintiffs.
5. Customer account matters
Several clients have
alleged that a
former relationship manager
in Switzerland exceeded
his investment authority,
resulting
in
excessive
concentrations
of
certain
exposures
and
investment
losses.
Following
investigations
and
criminal complaints,
in February
2018, the
former relationship
manager was
sentenced to
five years
in prison
by
the Geneva criminal court and ordered to pay damages of approximately USD 130m, a decision upheld on appeal.
Civil lawsuits have
been initiated against
Credit Suisse AG
and /
or certain affiliates
in various jurisdictions,
based
on the findings established in the criminal proceedings against the former relationship manager.
In Singapore, in a now-concluded civil
lawsuit, Credit Suisse Trust Limited
was ordered to pay USD 461m,
including
interest and costs.

UBS Group first quarter 2026 report |
Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities (continued)
In Bermuda, in
November 2025, the
Judicial Committee of
the Privy Council
issued its final
judgment on the
appeal,
denying
Credit
Suisse
Life
(Bermuda)
Ltd.’s
appeal
on
liability,
but
partially
granting
its
appeal
concerning
the
quantum of damages and directing the parties to recalculate damages.
In Switzerland, certain civil lawsuits have been commenced against
Credit Suisse AG and UBS AG (as the successor
of Credit Suisse AG) in the Court of First Instance of Geneva since March 2023.
6. ETN-related litigation
XIV litigation: Since March 2018, three class action complaints were filed in the SDNY on behalf of a putative class of
purchasers
of
VelocityShares
Daily
Inverse
VIX Short-Term
Exchange
Traded
Notes
linked
to
the
S&P
500
VIX
Short-Term Futures
Index (XIV
ETNs). The
complaints have
been consolidated
and asserts
claims against
Credit Suisse
for violations of various
anti-fraud and anti-manipulation
provisions of US
securities laws arising from
a decline in
the value
of XIV
ETNs in
February 2018.
On appeal
from an
order of
the SDNY
dismissing all
claims, the
Second
Circuit issued an order
that reinstated a portion of
the claims. In decisions
in March 2023 and February
2025, the
court granted class certification for two of the three
classes proposed by plaintiffs and denied class certification of
the third proposed class.
7. Credit Suisse anti-money laundering matters
In December 2020, the
Swiss Office of the
Attorney General brought charges
against Credit Suisse
AG and other
parties concerning the diligence and controls applied to a historical relationship with Bulgarian former clients who
are
alleged
to
have
laundered
funds
through
Credit
Suisse
AG
accounts.
In
June
2022,
following
a
trial,
Credit
Suisse AG was convicted in the Swiss Federal Criminal Court of certain historical organizational inadequacies in its
anti-money-laundering framework and ordered to pay a fine
of CHF 2m. In addition, the court seized
certain client
assets in the amount of approximately CHF 12m and ordered Credit Suisse AG to pay a compensatory claim in the amount
of
approximately
CHF 19m.
Credit
Suisse
AG
appealed
the
decision
to
the
Chamber
of
Appeals
of
the
Swiss Federal Criminal
Court (Chamber of
Appeals). Following the
merger of UBS
AG and Credit
Suisse AG, UBS
AG confirmed
the appeal.
In November
2024, the
Chamber of
Appeals acquitted
UBS AG
and annulled
the fine
and compensatory claim ordered
by the first instance
court. Subsequently, the Office
of the Attorney General
has
appealed the judgment
to the Swiss Federal
Supreme Court. UBS
has also appealed, limited
to the issue
of whether
a successor
entity by
merger can be
criminally liable
for acts
of the
predecessor entity.
In July
2025, the
Swiss Federal
Supreme Court
remanded the
case back
to the
Chamber of
Appeals for
a full
and reasoned
judgment. In March
2026, the
Chamber of
Appeals issued
a judgment
again acquitting
UBS AG.
This judgment
may be
appealed by
the parties
to the
Swiss Federal
Supreme Court.
Separately, in
November 2025,
the Swiss
Office of
the Attorney
General filed
criminal charges
against UBS
Group and
UBS AG,
as the
successors to
Credit Suisse
Group AG
and
Credit
Suisse
AG,
respectively,
alleging
that
Credit
Suisse
failed
to
maintain
appropriate
controls
to
detect
and
prevent money laundering
in connection with
certain payments from
accounts at Credit
Suisse by parties
associated
with Mozambique
state enterprises
for which
Credit Suisse
arranged loan
financing between
2013 and
2016. In
April 2026,
the court
dismissed the
proceedings, finding
criminal liability could
not be
transferred from
Credit Suisse
Group AG and Credit Suisse AG to UBS Group AG and UBS AG. The Attorney General has appealed.
8. Credit Suisse financial disclosures
Credit Suisse
Group AG
and certain
directors, officers
and executives
have been
named in
securities class
action
complaints pending in
the SDNY. These
complaints, filed since
2023 on behalf
of purchasers of
Credit Suisse shares,
additional tier 1 capital notes, and other securities, allege that defendants made misleading statements regarding:
(i) customer outflows in late
2022 and early
2023; (ii) the adequacy of
Credit Suisse’s financial
reporting controls;
and (iii) the
adequacy of
Credit Suisse’s
risk management processes,
and include
allegations relating
to Credit
Suisse
Group AG’s merger with UBS Group AG. As of November 2025, the SDNY certified classes in two cases.
Credit Suisse has received requests for
documents and information from regulatory and governmental
agencies in
connection with
inquiries, investigations
and/or actions
relating to
these matters,
as well
as for
other statements
regarding Credit Suisse’s financial condition, including from the SEC, the DOJ and FINMA. UBS is cooperating with the authorities in these matters.

UBS Group first quarter 2026 report |
Consolidated financial information | UBS Group AG interim consolidated financial information (unaudited)

Currency translation rates
The
following table
shows the
rates
of the
main
currencies
used to
translate
the
financial
information
of
UBS’s
operations with a functional currency other than the US dollar into US dollars.
Currency translation rates
Closing exchange rate Average rate
1
As of For the quarter ended
31.3.26 31.12.25 31.3.25 31.3.26 31.12.25 31.3.25
1 CHF
1.25
1.26
1.13
1.28
1.25
1.11
1 EUR
1.16
1.17
1.08
1.17
1.16
1.05
1 GBP
1.32
1.35
1.29
1.35
1.33
1.26
100 JPY
0.63
0.64
0.67
0.63
0.64
0.66
1 Monthly income statement items of operations with a functional currency other than the US dollar are translated into US dollars using month-end rates. Disclosed average rates for a quarter represent an average of three month-end
rates, weighted
according to
the income
and expense
volumes of
all operations
of the Group
with the
same functional
currency for
each month. Weighted
average rates
for individual
business
divisions may deviate from the weighted average rates for the Group.

UBS Group first quarter 2026 report |
Significant regulated subsidiary and sub-group information

Significant regulated subsidiary
and sub-group information
Unaudited
Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups
UBS AG
(consolidated)
UBS AG
(standalone)
UBS Switzerland AG
(standalone)
UBS Europe SE
(consolidated)
UBS Americas
Holding LLC
(consolidated)
All values in million, except where indicated USD USD CHF EUR USD
Financial and regulatory requirements
IFRS Accounting Standards
Swiss SRB rules
IFRS Accounting
Standards
Swiss SRB rules
IFRS Accounting
Standards
Swiss SRB rules
IFRS Accounting
Standards
EU regulatory rules
US GAAP
US Basel III rules
As of or for the quarter ended 31.3.26 31.12.25 31.3.26 31.12.25 31.3.26 31.12.25 31.3.26 31.12.25 31.3.26 31.12.25
Financial information
1
Income statement
Total operating income
2
13,966 11,283 4,342 5,240
3
3,213 2,880
3
361 373 4,645 4,470
Total operating expenses 10,780 10,890 3,309 3,609 2,338 2,497 295 294 4,226 4,149
Operating profit / (loss) before tax 3,186 393 1,033 1,631 875 383 66 79 419 321
Net profit / (loss) 2,514 39 926 1,550 755 311 46 72 343 221
Balance sheet
Total assets 1,687,883 1,617,173 970,331 937,167 538,453 509,530 62,506 54,143 214,188 207,057
Total liabilities
1,596,162 1,527,994 884,022 852,392 513,774 485,533 58,149 49,813 188,517 181,629
Total equity 91,722 89,179 86,309 84,775 24,679 23,998 4,357 4,330 25,671 25,428
Capital
4
Common equity tier 1 capital
70,867
70,394
73,478
74,108
21,393
21,188
3,097 3,109 14,021 13,696
Additional tier 1 capital
23,262
19,600
23,262
19,600
8,494
7,994
600 600 2,834 2,825
Total going concern capital / Tier 1 capital
94,129
89,993
96,741
93,707
29,887
29,182
3,697 3,709 16,855 16,521
Tier 2 capital 210 203
Total capital 3,697 3,709 17,064 16,723
Total gone concern loss-absorbing capacity
96,717
5
90,164
5
96,717
5
90,163
5
19,455
19,147
2,510
6
2,505
6
7,800
7
7,800
7
Total loss-absorbing capacity
190,846
180,157
193,458
183,870
49,342
48,329
6,207 6,215 24,655
7
24,321
7
Risk-weighted assets and leverage
ratio denominator
4
Risk-weighted assets
497,433
489,775
508,053
491,583
171,755
164,062
16,448 15,926 77,052 75,654
Leverage ratio denominator
1,655,400
1,622,921
927,504
929,979
564,403
538,262
63,909 55,952 199,896 198,104
Supplementary leverage ratio denominator 227,971 232,902
Capital and leverage ratios (%)
4
Common equity tier 1 capital ratio
14.2
14.4
14.5
8
15.1
12.5
12.9
18.8
19.5
18.2
18.1
Going concern capital ratio / Tier 1 capital ratio
18.9
18.4
19.0
19.1
17.4
17.8
22.5
23.3
21.9
21.8
Total capital ratio
22.5
23.3
22.1
22.1
Total loss-absorbing capacity ratio
38.4
36.8
28.7
29.5
37.7
39.0
32.0
32.1
Tier 1 leverage ratio
5.8
6.6
8.4
8.3
Supplementary tier 1 leverage ratio
7.4
7.1
Going concern leverage ratio
5.7
5.5
10.4
10.1
5.3
5.4
Total loss-absorbing capacity leverage ratio
11.5
11.1
8.7
9.0
9.7
11.1
12.3
12.3
Gone concern capital coverage ratio
122.3
115.4
Liquidity coverage ratio
4
High-quality liquid assets (bn) 334.1 331.7 155.8 149.3 110.5 115.2 21.3 21.0 28.7 27.9
Net cash outflows (bn) 193.9 188.4 67.4 63.7 84.4 87.3 15.5 14.9 23.7 21.9
Liquidity coverage ratio (%) 172.4 176.2 231.2
9
234.9 131.0
10
132.0 137.5 141.5 120.9 127.4
Net stable funding ratio
4
Total available stable funding (bn) 887.3 873.5 397.5 404.8 367.8 357.0 21.1 20.5 102.6 102.6
Total required stable funding (bn) 764.3 755.3 434.5 446.5 295.9 285.0 15.6 15.0 81.2 80.5
Net stable funding ratio (%) 116.1 115.7 91.5
11
90.7 124.3
11
125.2 135.2 137.3 126.4 127.3
1 The financial information disclosed does not represent a full set of financial statements under the respective GAAP / IFRS Accounting Standards.
2 The total operating income includes credit loss expense or release.
3 In 2025, UBS decided to consolidate the Wealth Management International business, the Global Financial Intermediaries business, and other related businesses booked in Switzerland in UBS AG to further optimize
Group legal and
operational structures
and to address
regulatory considerations.
In the second
quarter of 2025,
UBS Switzerland AG
transferred the beneficial
ownership of the
Wealth Management International
business and the Global Financial Intermediaries business booked in UBS Switzerland AG to UBS AG, with effect from 1 January 2025. The transfer was made in the form of a dividend in kind amounting to USD 126m
(CHF 100m), reflecting the
net asset value
of the in-scope businesses.
In the fourth quarter
of 2025, UBS Switzerland
AG transferred the
beneficial ownership of the
related businesses to
UBS AG, with effect
from
1 May 2025. The transfer was made in the form of a dividend in kind amounting to USD 1,261 (CHF 1,000), reflecting the net asset value of the in-scope businesses.
UBS Switzerland AG will continue to manage the
businesses under a contractual relationship with UBS AG until the completion of legal transfer, which is expected to take place in 2028, and will continue to recognize the underlying assets and liabilities of the relevant
businesses until then. UBS
AG’s share
of the net profits
of USD 196m for the
fourth quarter of 2025
is reflected in Fee
and commission income for
UBS AG and
CHF 157m in Fee
and commission expense
for UBS
Switzerland
AG,
both
within
Operating
income.
4 Refer
to
the
UBS
Group
and
significant
regulated
subsidiaries
and
sub-groups
31 March
2026
Pillar 3
Report,
available
under
“Pillar
3
disclosures”
at
ubs.com/investors, for
more information.
5 Includes an add-back
of 45% of unrealized
gains from financial assets
measured at fair value
through other comprehensive
income. Such gains
do not qualify as
CET1
capital, but
45% of
these gains
can be
recognized as
gone concern
capital.
6 Consists of
positions that
meet the
conditions laid
down in
Art. 72a–b of
the Capital
Requirements Regulation
II with
regard to
contractual, structural or legal subordination.
7 Consists of eligible long-term debt that meets the conditions specified in 12 CFR § 252.162 of the final total loss-absorbing capacity (TLAC) rules. TLAC is the sum
of
tier 1 capital
and eligible
long-term debt.
8 On
a standalone
basis as
of 31
March 2026,
UBS AG’s
phase-in CET1
capital ratio
was 14.5%,
based on
risk weights
of 240%
and 360%
for Swiss
and foreign
participations, respectively.
As per current rules,
these risk weights will increase
to 250% and 400%
for Swiss and foreign participations,
respectively, in a
phased manner until 1
January 2028, contributing to
UBS
AG’s fully applied
CET1 capital ratio of 13.9%.
9 In the first quarter of 2026,
the liquidity coverage ratio
(the LCR) of UBS AG was
231.2%, remaining above the prudential
requirement communicated by FINMA.
10 In the first quarter of 2026, the LCR of UBS Switzerland AG, which is a Swiss SRB, was 131.0%, remaining above the prudential requirement communicated by FINMA in connection with the Swiss Emergency Plan.
11 In accordance with Art. 17h para. 3 and
4 of the Liquidity Ordinance,
UBS AG standalone is required to maintain
a minimum NSFR of at least 80%
without taking into account excess funding of
UBS Switzerland
AG and 100% after taking into account such excess funding.

UBS Group first quarter 2026 report |
Significant regulated subsidiary and sub-group information

UBS Group AG
is
a
holding
company
and
conducts
substantially
all
of
its
operations
through
UBS AG
and
subsidiaries thereof.
UBS Group AG and
UBS AG have
contributed a
significant portion
of their
respective capital
to,
and
provide
substantial
liquidity
to,
such
subsidiaries.
Many
of
these
subsidiaries
are
subject
to
regulations
requiring compliance with minimum
capital, liquidity and similar
requirements. The tables in
this section summarize
the
regulatory
capital
components
and
capital
ratios
of
our
significant
regulated
subsidiaries
and
sub-groups
determined under the regulatory framework of the home jurisdiction of each subsidiary or sub-group.
Supervisory authorities generally
have discretion to impose
higher requirements or to
otherwise limit the activities
of subsidiaries. Supervisory authorities also
may require entities to
measure capital and leverage ratios
on a stressed
basis and may limit the ability
of an entity to engage in
new activities or take capital actions
based on the results of
those tests.
Additional information about the above entities is provided
in the UBS Group and significant regulated
subsidiaries
and sub-groups 31 March 2026 Pillar 3 Report,
which is available under “Pillar 3 disclosures”
at
ubs.com/investors .

UBS Group first quarter 2026 report |
Appendix

Appendix
Alternative performance measures
An alternative performance measure (an
APM) is a financial measure
of historical or future financial
performance,
financial position
or cash
flows other
than a
financial measure
defined or
specified in
the applicable
recognized
accounting standards or
in other
applicable regulations.
A number
of APMs
are reported in
the discussion of
the
financial and operating
performance of the
external reports (annual,
quarterly and other
reports). APMs are
used
to provide
a more
complete picture
of operating
performance and
to reflect
management’s view
of the
fundamental
drivers of
the business
results. The
table below
indicates where
an APM
also qualifies
as non-GAAP
measure as
defined by
US Securities
and Exchange
Commission (SEC)
regulations. A
definition of
each APM,
and non-GAAP
measure as applicable,
the method used to
calculate it and
the information content are
presented in alphabetical
order in the table below.
APM / non-GAAP label
Calculation
Information content / usefulness
Cost / income ratio (%) Calculated as operating expenses divided by total revenues.
This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues.
Cost / income ratio (underlying) (%)
(non-GAAP measure)
Calculated as operating expenses (underlying) (as
defined below) divided by total revenues (underlying)
(as defined below).
This measure provides information about the
efficiency of the business by comparing operating
expenses with total revenues, while excluding items
that management believes are not representative of
the underlying performance of the businesses.
Cost of credit risk (bps)
Calculated as total credit loss expense / (release)
(annualized for reporting periods shorter than
12 months) divided by the average balance of lending
assets for the reporting period, expressed in basis
points. Lending assets include the gross amounts of
Amounts due from banks and Loans and advances to
customers.
This measure provides information about the total
credit loss expense / (release) incurred in relation to
the average balance of gross lending assets for the
period.
Credit-impaired lending assets as a
percentage of total lending assets,
gross (%)
Calculated as credit-impaired lending assets divided
by total lending assets. Lending assets includes the
gross amounts of Amounts due from banks and
Loans and advances to customers. Credit-impaired
lending assets refers to the sum of stage 3 and
purchased credit-impaired positions.
This measure provides information about the
proportion of credit-impaired lending assets in the
overall portfolio of gross lending assets.
Credit-impaired loan portfolio as a
percentage of total loan portfolio,
gross (%)
– Global Wealth Management,
Personal & Corporate Banking
Calculated as credit-impaired loan portfolio divided by
total gross loan portfolio.
This measure provides information about the
proportion of the credit-impaired loan portfolio in the
total gross loan portfolio.
Customer deposit volumes (USD)
– Global Wealth Management
(non-GAAP measure)
Calculated as the sum of customer deposits and
brokerage payables.
This measure provides information about the volume
of customer deposits in Global Wealth Management.
Fee-generating assets (USD)
– Global Wealth Management
Calculated as the sum of discretionary and non-
discretionary wealth management portfolios
(mandate volume) and assets where generated
revenues are predominantly of a recurring nature, i.e.
mainly investment, mutual, hedge and private-market
funds where we have a distribution agreement,
including client commitments into closed-ended
private-market funds from the date that recurring
fees are charged. Assets related to our Global
Financial Intermediaries business are excluded, as are
assets of sanctioned clients.
This measure provides information about the volume
of invested assets that create a revenue stream,
whether as a result of the nature of the contractual
relationship with clients or through the fee structure
of the asset. An increase in the level of fee-generating
assets results in an increase in the associated revenue
stream. Assets of sanctioned clients are excluded from
fee-generating assets.
Gross margin on invested assets (bps)
– Asset Management
Calculated as total revenues (annualized for reporting
periods shorter than 12 months) divided by average
invested assets.
This measure provides information about the total
revenues of the business in relation to invested assets.

UBS Group first quarter 2026 report |
Appendix

APM / non-GAAP label
Calculation
Information content / usefulness
Integration-related expenses (USD)
(non-GAAP measure)
Generally include costs of internal staff and
contractors substantially dedicated to integration
activities, retention awards, redundancy costs,
incremental expenses from the shortening of useful
lives of property, equipment
and software, and
impairment charges relating to these assets.
Classification as integration-related expenses does not
affect the timing of recognition and measurement of
those expenses or the presentation thereof in the
income statement. Integration-related expenses
incurred by Credit Suisse also included expenses
associated with restructuring programs that existed
prior to the acquisition.
This measure provides information about expenses
that are temporary, incremental
and directly related to
the integration of Credit Suisse into UBS.
Invested assets (USD and CHF) Calculated as the sum of managed fund assets, managed institutional assets, discretionary and
advisory wealth management portfolios, fiduciary
deposits, time deposits, savings accounts, and wealth
management securities or brokerage accounts.
This measure provides information about the volume
of client assets managed by or deposited with UBS for
investment purposes.
Loan volumes (USD)
– Global Wealth Management
(non-GAAP measure)
Calculated as loans and advances to customers and
brokerage receivables, gross of expected credit losses.
This measure provides information about the loan
volumes in Global Wealth Management.
Net interest income (underlying) (USD)
– Global Wealth Management,
Personal & Corporate Banking
(non-GAAP measure)
Calculated by adjusting net interest income as
reported in accordance with IFRS Accounting
Standards for items that management believes are
not representative of the underlying performance of
the businesses.
This measure provides information about the amount
of net interest income, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Net interest margin (bps)
– Personal & Corporate Banking
Calculated as net interest income (annualized for
reporting periods shorter than 12 months) divided by
average loans.
This measure provides information about the
profitability of the business by calculating the
difference between the interest charged for lending
and the associated cost of funding, relative to loan
value.
Net management fees (USD)
– Asset Management
(non-GAAP measure)
Calculated as the total of transaction fees, fund
administration revenues (including net interest and
trading income from lending activities and foreign-
exchange hedging as part of the fund services
offering), distribution fees, incremental fund-related
expenses, gains or losses from seed money and co-
investments, funding costs, the negative pass-through
impact of third-party performance fees, and other
items that are not Asset Management’s performance
fees.
This measure provides information about the amount
of net management fees earned through managing
client assets.
Net new assets (USD)
– Global Wealth Management
Calculated as the net amount of inflows and outflows
of invested assets (as defined in UBS policy) recorded
during a specific period, plus interest and dividends.
Excluded from the calculation are movements due to
market performance, foreign exchange translation,
fees, and the effects on invested assets of strategic
decisions by UBS to exit markets or cease offering
services in a particular location, or those resulting
from new externally imposed regulations.
This measure provides information about the
development of invested assets during a specific
period as a result of net new asset flows, plus the
effect of interest and dividends.
Net new assets growth rate (%)
– Global Wealth Management
Calculated as the net amount of inflows and outflows
of invested assets (as defined in UBS policy) recorded
during a specific period (annualized for reporting
periods shorter than 12 months), plus interest and
dividends, divided by total invested assets at the
beginning of the period.
This measure provides information about the growth
of invested assets during a specific period as a result
of net new asset flows.
Net new deposit volumes (USD)
– Global Wealth Management
(non-GAAP measure)
Calculated as the net amount of inflows and outflows
of deposit volumes recorded during a specific period.
Deposits include customer deposits and customer
brokerage payables. Excluded from the calculation are
movements due to fair value measurement, foreign
exchange translation, accrued interest and fees, as
well as the effects on customer deposits of strategic
decisions by UBS to exit markets or cease offering
services in a particular location, or those resulting
from new externally imposed regulations.
This measure provides information about the
development of deposits during a specific period as a
result of net new deposit flows.

UBS Group first quarter 2026 report |
Appendix

APM / non-GAAP label
Calculation
Information content / usefulness
Net new deposits (USD and CHF)
– Personal & Corporate Banking
Calculated as the net amount of inflows and outflows
of customer deposits recorded during a specific
period. Excluded from the calculation are movements
due to fair value measurement, foreign exchange
translation, accrued interest and fees, as well as the
effects on customer deposits of strategic decisions by
UBS to exit markets or cease offering services in a
particular location, or those resulting from new
externally imposed regulations.
This measure provides information about the
development of deposits during a specific period as a
result of net new deposit flows.
Net new fee-generating assets (USD)
– Global Wealth Management
Calculated as the net amount of fee-generating asset
inflows and outflows, including dividend and interest
inflows into mandates and outflows from mandate
fees paid by clients during a specific period. Excluded
from the calculation are the effects on fee-generating
assets of strategic decisions by UBS to exit markets or
cease offering services in a particular location, or
those resulting from new externally imposed
regulations.
This measure provides information about the
development of fee-generating assets during a
specific period as a result of net flows, excluding
movements due to market performance and foreign
exchange translation, as well as the effects on fee-
generating assets of strategic decisions by UBS to exit
markets or cease offering services in a particular
location, or those resulting from new externally
imposed regulations.
Net new loan volumes (USD)
– Global Wealth Management
(non-GAAP measure)
Calculated as the net amount of originations,
drawdowns and repayments of loan volumes
recorded during a specific period. Loan volumes
include loans and advances to customers and
customer brokerage receivables. Excluded from the
calculation are allowances, movements due to fair
value measurement and foreign exchange translation,
as well as the effects on loans and advances to
customers of strategic decisions by UBS to exit
markets or cease offering services in a particular
location, or those resulting from new externally
imposed regulations.
This measure provides information about the
development of loan volumes during a specific period
as a result of net new loan volumes.
Net new loans (USD and CHF)
– Personal & Corporate Banking
Calculated as the net amount of originations,
drawdowns and repayments of loans and advances to
customers recorded during a specific period. Excluded
from the calculation are allowances, movements due
to fair value measurement and foreign exchange
translation, as well as the effects on loans and
advances to customers of strategic decisions by UBS
to exit markets or cease offering services in a
particular location, or those resulting from new
externally imposed regulations.
This measure provides information about the
development of loans during a specific period as a
result of net new loans.
Net new money (USD)
– Global Wealth Management,
Asset Management
Calculated as the net amount of inflows and outflows
of invested assets (as defined in UBS policy) recorded
during a specific period. Excluded from the calculation
are movements due to market performance, foreign
exchange translation, dividends, interest and fees, as
well as the effects on invested assets of strategic
decisions by UBS to exit markets or cease offering
services in a particular location, or those resulting
from new externally imposed regulations.
Net new
money is not measured for Personal & Corporate
Banking.
This measure provides information about the
development of invested assets during a specific
period as a result of net new money flows.
Net profit growth (%) Calculated as the change in net profit attributable to shareholders from continuing operations between
current and comparison periods divided by net profit
attributable to shareholders from continuing
operations of the comparison period.
This measure provides information about profit
growth since the comparison period.
Operating expenses (underlying) (USD)
(non-GAAP measure)
Calculated by adjusting operating expenses as
reported in accordance with IFRS Accounting
Standards for items that management believes are
not representative of the underlying performance of
the businesses.
This measure provides information about the amount
of operating expenses, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Operating profit / (loss) before tax
(underlying) (USD)
(non-GAAP measure)
Calculated by adjusting operating profit / (loss) before
tax as reported in accordance with IFRS Accounting
Standards for items that management believes are
not representative of the underlying performance of
the businesses.
This measure provides information about the amount
of operating profit / (loss) before tax, while excluding
items that management believes are not
representative of the underlying performance of the
businesses.
Other revenues (USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
(non-GAAP measure)
Calculated by including other income as reported in
accordance with IFRS Accounting Standards, profit or
loss related to non-client derivative instruments and
profit or loss related to equity investments measured
at fair value through profit or loss.
This measure provides information about residual
business division revenues, after deduction of net
interest income, recurring net fee income and
transaction-based income.

UBS Group first quarter 2026 report |
Appendix

APM / non-GAAP label
Calculation
Information content / usefulness
Other revenues (underlying)
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
(non-GAAP measure)
Calculated by adjusting other revenues for items that
management believes are not representative of the
underlying performance of the businesses.
This measure provides information about the amount
of other revenues, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Pre-tax profit growth (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
Calculated as the change in net profit before tax
attributable to shareholders from continuing
operations between current and comparison periods
divided by net profit before tax attributable to
shareholders from continuing operations of the
comparison period.
This measure provides information about pre-tax
profit growth since the comparison period.
Pre-tax profit growth (underlying) (%)
– Global Wealth Management,
Personal & Corporate Banking,
Asset Management,
the Investment Bank
(non-GAAP measure)
Calculated as the change in underlying net profit
before tax attributable to shareholders from
continuing operations between current and
comparison periods divided by underlying net profit
before tax attributable to shareholders from
continuing operations of the comparison period.
Underlying net profit before tax attributable to
shareholders from continuing operations excludes
items that management believes are not
representative of the underlying performance of the
businesses and also excludes related tax impact.
This measure provides information about pre-tax
profit growth since the comparison period, while
excluding items that management believes are not
representative of the underlying performance of the
businesses.
Recurring net fee income
(USD and CHF)
– Personal & Corporate Banking
(non-GAAP measure)
Calculated as the total of fees for services provided on
an ongoing basis, such as portfolio management fees,
asset-based investment fund fees and custody fees,
which are generated on client assets, and
administrative fees for accounts.
This measure provides information about the amount
of recurring net fee income.
Return on
attributed
equity (%)
– Global Wealth
Management,
Personal &
Corporate Banking,
Asset Management,
the Investment
Bank
Calculated as business division operating profit before
tax (annualized for reporting periods shorter than
12 months) divided by average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity.
Return on attributed equity
(underlying) (%)
(non-GAAP measure)
Calculated as underlying business division operating
profit before tax (annualized for reporting periods
shorter than 12 months) (as defined above) divided by
average attributed equity.
This measure provides information about the
profitability of the business divisions in relation to
attributed equity, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Return on
common equity
tier 1 capital
(%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average common equity tier 1
capital.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital.
Return on common equity tier 1 capital
(underlying) (%)
(non-GAAP measure)
Calculated as underlying net profit attributable to
shareholders (annualized for reporting periods shorter
than 12 months) divided by average common equity
tier 1 capital. Underlying net profit attributable to
shareholders excludes items that management
believes are not representative of the underlying
performance of the businesses and also excludes
related tax impact.
This measure provides information about the
profitability of the business in relation to common
equity tier 1 capital, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Return on equity (%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable to
shareholders.
This measure provides information about the
profitability of the business in relation to equity.
Return on tangible equity (%)
Calculated as net profit attributable to shareholders
(annualized for reporting periods shorter than
12 months) divided by average equity attributable to
shareholders less average goodwill and intangible
assets.
This measure provides information about the
profitability of the business in relation to tangible
equity.
Return on tangible equity (underlying)
(%)
(non-GAAP measure)
Calculated as underlying net profit attributable to
shareholders (annualized for reporting periods shorter
than 12 months) divided by average equity
attributable to shareholders less average goodwill and
intangible assets. Underlying net profit attributable to
shareholders excludes items that management
believes are not representative of the underlying
performance of the businesses and also excludes
related tax impact.
This measure provides information about the
profitability of the business in relation to tangible
equity, while excluding items that management
believes are not representative of the underlying
performance of the businesses.

UBS Group first quarter 2026 report |
Appendix

APM / non-GAAP label
Calculation
Information content / usefulness
Tangible book value per share
(USD)
Calculated as equity attributable to shareholders less
goodwill and intangible assets divided by the number
of shares outstanding.
This measure provides information about tangible net
assets on a per-share basis.
Total book value per share (USD) Calculated as equity attributable to shareholders divided by the number of shares outstanding.
This measure provides information about net assets
on a per-share basis.
Total revenues (underlying) (USD)
(non-GAAP measure)
Calculated by adjusting total revenues as reported in
accordance with IFRS Accounting Standards for items
that management believes are not representative of
the underlying performance of the businesses.
This measure provides information about the amount
of total revenues, while excluding items that
management believes are not representative of the
underlying performance of the businesses.
Transaction-based income
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
(non-GAAP measure)
Calculated as the total of the non-recurring portion of
net fee and commission income, mainly composed of
brokerage and transaction-based investment fund
fees, and credit card fees, as well as fees for payment
and foreign-exchange transactions, together with
other net income from financial instruments
measured at fair value through profit or loss.
This measure provides information about the amount
of the non-recurring portion of net fee and
commission income, together with other net income
from financial instruments measured at fair value
through profit or loss.
Transaction-based income (underlying)
(USD and CHF)
– Global Wealth Management,
Personal & Corporate Banking
(non-GAAP measure)
Calculated by adjusting transaction-based income for
items that management believes are not
representative of the underlying performance of the
businesses.
This measure provides information about the amount
of transaction-based income, while excluding items
that management believes are not representative of
the underlying performance of the businesses.
This is
a general
list of
the APMs
and non-GAAP
measures used
in our
financial reporting.
Not all
of the
above-
listed measures may appear in this particular report.
Information related to underlying return on common equity tier 1 capital (RoCET1) and underlying return on tangible equity (%)
As of or for the quarter ended
USD m, except where indicated 31.3.26 31.12.25 31.3.25
Underlying net profit / (loss) attributable to shareholders
1
12,290 8,698 7,955
Tangible equity
85,347 83,265 80,276
Average tangible equity
84,306 83,091 79,234
CET1 capital
73,313 71,262 69,152
Average CET1 capital
72,288 72,958 70,260
Underlying return on tangible equity (%)
1
14.6 10.5 10.0
Underlying return on common equity tier 1 capital (%)
1
17.0 11.9 11.3
1 Annualized for reporting periods shorter than 12 months.

UBS Group first quarter 2026 report |
Appendix

Abbreviations frequently used in our financial reports
A
ABS
asset-backed securities
AG
Aktiengesellschaft
AGM
Annual General Meeting of
shareholders
AI
artificial intelligence
A-IRB
advanced internal ratings-
based
ALCO
Asset and Liability
Committee
AMA
advanced measurement
approach
AML
anti-money laundering
AoA
Articles of Association
APM
alternative performance
measure
ARR
alternative reference rate
ARS
auction rate securities
ASF
available stable funding
AT1
additional tier 1
AuM
assets under management
B
BCBS
Basel Committee on
Banking Supervision
BIS
Bank for International
Settlements
BoD
Board of Directors
C
CAO
Capital Adequacy
Ordinance
CCAR
Comprehensive Capital
Analysis and Review
CCF
credit conversion factor
CCP
central counterparty
CCR
counterparty credit risk
CCRC
Corporate Culture and
Responsibility Committee
CDS
credit default swap
CEO
Chief Executive Officer
CET1
common equity tier 1
CFO
Chief Financial Officer
CGU
cash-generating unit
CHF
Swiss franc
CIO
Chief Investment Office
CORC
Compliance and
Operational Risk Control
CRM
credit risk mitigation
CRO
Chief Risk Officer
CST
combined stress test
CUSIP
Committee on Uniform
Security Identification
Procedures
CVA
credit valuation adjustment
D
DBO
defined benefit obligation
DCCP
Deferred Contingent
Capital Plan
DFAST
Dodd–Frank Act Stress Test
DisO-FINMA
FINMA Ordinance on the
Disclosure Obligations of
Banks and Securities Firms
DM
discount margin
DOJ
US Department of Justice
DTA
deferred tax asset
DVA
debit valuation adjustment
E
EAD
exposure at default
EB
Executive Board
EC
European Commission
ECB
European Central Bank
ECL
expected credit loss
EGM
Extraordinary General
Meeting of shareholders
EIR
effective interest rate
EL
expected loss
EMEA
Europe, Middle East and
Africa
EOP
Equity Ownership Plan
EPS
earnings per share
ESG
environmental, social and
governance
ETD
exchange-traded derivatives
ETF
exchange-traded fund
EU
European Union
EUR
euro
EURIBOR
Euro Interbank Offered Rate
EVE
economic value of equity
EY
Ernst & Young Ltd
F
FCA
UK Financial Conduct
Authority
FDIC
Federal Deposit Insurance
Corporation
FINMA
Swiss Financial Market
Supervisory Authority
FMIA
Swiss Financial Market
Infrastructure Act
FRTB
Fundamental Review of the
Trading Book
FSB
Financial Stability Board
FTA
Swiss Federal Tax
Administration
FVA
funding valuation
adjustment
FVOCI
fair value through other
comprehensive income
FVTPL
fair value through profit or
loss
FX
foreign exchange
G
GAAP
generally accepted
accounting principles
GBP
pound sterling
GDP
gross domestic product
GEB
Group Executive Board
GHG
greenhouse gas
GCORC
Group Compliance and
Operational Risk Control
GRI
Global Reporting Initiative
G-SIB
global systemically
important bank
H
HQLA high-quality liquid assets
I
IAS
International Accounting
Standards
IASB
International Accounting
Standards Board
IBOR
interbank offered rate
IFRIC
International Financial
Reporting Interpretations
Committee
IFRS
accounting standards
Accounting
issued by the IASB
Standards
IRB
internal ratings-based
IRRBB
interest rate risk in the
banking book
ISDA
International Swaps and
Derivatives Association
ISIN
International Securities
Identification Number

UBS Group first quarter 2026 report |
Appendix

Abbreviations frequently used in our financial reports (continued)
K
KRT
Key Risk Taker
L
LAS
liquidity-adjusted stress
LCR
liquidity coverage ratio
LGD
loss given default
LIBOR
London Interbank Offered
Rate
LLC
limited liability company
LoD
lines of defense
LRD
leverage ratio denominator
LTIP
Long-Term Incentive Plan
LTV
loan-to-value
M
M&A
mergers and acquisitions
MRT
Material Risk Taker
N
NII
net interest income
NSFR
net stable funding ratio
NYSE
New York Stock Exchange
O
OCA
own credit adjustment
OCI
other comprehensive
income
OECD
Organisation for Economic
Co-operation and
Development
OTC
over-the-counter
P
PCI
purchased credit impaired
PD
probability of default
PIT
point in time
PPA
purchase price allocation
Q
QCCP
qualifying central
counterparty
R
RBC
risk-based capital
RbM
risk-based monitoring
REIT
real estate investment trust
RMBS
residential mortgage-
backed securities
RniV
risks not in VaR
RoCET1
return on CET1 capital
RoU
right-of-use
rTSR
relative total shareholder
return
RWA
risk-weighted assets
S
SA
standardized approach or
société anonyme
SA-CCR
standardized approach for
counterparty credit risk
SAR
Special Administrative
Region of the People’s
Republic of China
SDG
Sustainable Development
Goal
SEC
US Securities and Exchange
Commission
SFT
securities financing
transaction
SIBOR
Singapore Interbank
Offered Rate
SICR
significant increase in credit
risk
SIX
SIX Swiss Exchange
SME
small and medium-sized
entities
SMF
Senior Management
Function
SNB
Swiss National Bank
SOR
Singapore Swap Offer Rate
SPPI
solely payments of principal
and interest
SRB
systemically relevant bank
SVaR
stressed value-at-risk
T
TBTF
too big to fail
TCFD
Task Force
on Climate-
related Financial Disclosures
TIBOR
Tokyo Interbank
Offered
Rate
TLAC
total loss-absorbing capacity
TTC
through the cycle
U
USD
US dollar
V
VaR
value-at-risk
VAT value-added tax
This is a
general list of
the abbreviations frequently
used in our
financial reporting. Not
all of the
listed abbreviations
may appear in this particular report.

UBS Group first quarter 2026 report |
Appendix

Information sources
Reporting publications
Annual publications
UBS
Group
Annual
Report:
Published
in
English,
this
report
provides
descriptions
of:
the
Group
strategy
and
performance; the strategy
and performance of
the business divisions
and Group functions;
risk, treasury and
capital
management; corporate governance;
the compensation
framework, including information
about compensation for
the Board of Directors and the
Group Executive Board members; and financial
information, including the financial
statements.
“Auszug
aus
dem
Geschäftsbericht
” :
This
publication
provides
a
German
translation
of
selected
sections
of
the
UBS Group Annual Report.
Compensation
Report:
This
report
discusses
the
compensation
framework
and
provides
information
about
compensation for
the Board
of Directors
and the
Group Executive
Board members.
It is
available
in English
and
German ( “Vergütungsbericht ”) and represents a component of the UBS Group Annual Report.
Sustainability
Report:
Published
in
English,
the
UBS
Group
Sustainability
Report
provides
disclosures
on
environmental, social and governance (ESG) topics.
Quarterly publications
Quarterly financial report:
This report provides
an update on
performance and strategy
(where applicable) for
the
respective quarter. It is available in English.
The annual
and quarterly
publications are
available in .pdf
and online
formats at
ubs.com/investors
, under
“Financial
information”. Printed copies, in any language, of the aforementioned annual publications are no longer provided.
Other information
Website
The “Investor
Relations” website
at
ubs.com/investors
provides the
following information
about UBS:
results-related
news
releases;
financial
information,
including
results-related
filings
with
the
US
Securities
and
Exchange
Commission
(the
SEC);
information
for
shareholders,
including
UBS
dividend
and
share
repurchase
program
information, and for bondholders, including rating
agencies reports; the corporate calendar; and
presentations by
management for investors and financial analysts. Information is available online in English, with some information
also available in German.
Results presentations
Quarterly
results
presentations
are
webcast
live.
Recordings
of
most
presentations
can
be
downloaded
from
ubs.com/presentations .
Messaging service
Email
alerts
to
news
about
UBS
can
be
subscribed
for
under
“UBS
News
Alert”
at
ubs.com/global/en/investor-
relations/contact/investor-services.html
. Messages are sent in English, German, French
or Italian, with an option to
select theme preferences for such alerts.
Form 20-F and other submissions to the US Securities and Exchange Commission
UBS files periodic
reports with and
submits other information
to the SEC.
Principal among these
filings is the
annual
report on Form 20-F, filed pursuant
to the US Securities Exchange Act
of 1934. The filing of
Form 20-F is structured
as
a
wraparound
document.
Most
sections
of
the
filing
can
be
satisfied
by
referring
to
the
UBS Group
Annual
Report. However, there
is a small
amount of additional
information in Form
20-F that
is not presented
elsewhere
and is particularly targeted at readers in
the US. Readers are encouraged to refer
to this additional disclosure. Any
document that is filed with the SEC is available on the SEC’s website: sec.gov . Refer to ubs.com/investors for more
information.

UBS Group first quarter 2026 report |
Appendix

Cautionary statement regarding forward-looking statements
|
This report contains statements
that constitute “forward-looking statements”,
including but
not limited to
management’s outlook for
UBS’s financial performance,
statements relating to
the anticipated effect
of transactions and
strategic initiatives on
UBS’s business and future development and goals. While these forward-looking statements represent UBS’s judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties
and other important factors could cause actual
developments and results to differ materially
from UBS’s
expectations.
In
particular,
the global
economy
may suffer
significant adverse
effects
from
increasing
political tensions
between world
powers, changes
to
international trade
policies, including
those related
to tariffs
and trade
barriers, and
evolving armed
conflicts.
UBS’s acquisition
of the
Credit
Suisse
Group
materially changed
its outlook
and strategic
direction and
introduced new
operational challenges.
The integration
of the
Credit Suisse
entities into
the UBS
structure is expected
to continue through
2026 and presents
significant operational and
execution risk, including the
risks that UBS
may be unable to
achieve
the cost reductions and business benefits contemplated by the transaction, that it may incur higher costs to execute the integration of Credit Suisse and that the acquired business may have greater risks or liabilities, including those related to litigation, than expected. In response to the failure of
Credit Suisse, Switzerland
has amended its Capital Adequacy Ordinance and is considering changes to its
Banking Act, which, if enacted as proposed,
would substantially increase capital
requirements for
UBS in relation
to its foreign
subsidiaries. These factors
create greater
uncertainty about forward-looking
statements. Other factors
that may
affect UBS’s performance and
ability to achieve its
plans, outlook and other
objectives also include, but
are not limited to:
(i) the degree to which
UBS is successful
in the execution of its strategic
plans, including its cost reduction
and efficiency initiatives and its
ability to manage its levels of
risk-weighted assets (RWA) and
leverage ratio denominator (LRD),
liquidity coverage ratio and
other financial resources, including changes
in RWA assets and liabilities
arising from higher market
volatility and the
size of the
combined Group;
(ii) the degree
to which UBS
is successful in
implementing changes to
its businesses to
meet changing market,
regulatory and other conditions,
including any potential changes to
banking examination and oversight practices
and standards as a
result of executive branch
orders or staff interpretations of law
in the US; (iii) inflation and interest rate volatility in
major markets; (iv) developments in the macroeconomic climate and in the markets
in which
UBS operates
or to
which it
is exposed,
including movements
in securities
prices or
liquidity,
credit spreads,
currency exchange
rates,
residential and commercial real estate markets, general economic conditions, and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties,
as well as on client
sentiment and levels of activity;
(v) changes in the availability of
capital and funding, including
any adverse
changes in UBS’s credit spreads and credit
ratings of UBS, as well as availability and cost
of funding,
including as affected by the marketability of additional tier one debt instruments, to meet
requirements for debt eligible
for total loss-absorbing capacity (TLAC);
(vi) changes in and potential divergence
between central
bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the EU and other financial centers that have imposed,
or
resulted
in,
or
may
do
so
in
the
future,
more
stringent
or
entity-specific
capital,
TLAC,
leverage
ratio,
net
stable
funding
ratio,
liquidity
and
funding
requirements, heightened operational resilience
requirements, incremental tax requirements,
additional levies, limitations on permitted activities, constraints on
remuneration, constraints on transfers of capital
and liquidity and sharing of operational costs
across the Group or other
measures, and the effect these
will or
would have on UBS’s
business activities; (vii) UBS’s ability
to successfully implement resolvability
and related regulatory
requirements and the
potential need to
make further changes to the legal structure
or booking model of UBS in response
to legal and regulatory requirements
including heightened requirements and
expectations due to its acquisition
of the Credit Suisse Group;
(viii) UBS’s ability to maintain and
improve its systems and controls
for complying with sanctions
in a timely
manner and for
the detection and
prevention of money
laundering to meet
evolving regulatory requirements
and expectations, in
particular in the
current geopolitical turmoil;
(ix) the uncertainty arising from
domestic stresses in
certain major economies;
(x) changes in UBS’s competitive
position, including
whether differences in regulatory
capital and other requirements
among the major financial centers adversely
affect UBS’s ability to compete
in certain lines of
business; (xi) changes in the
standards of conduct applicable
to its businesses that
may result from new
regulations or new enforcement
of existing standards,
including measures to impose new and
enhanced duties when interacting with customers
and in the execution and handling of
customer transactions; (xii) the
liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, including litigation it has
inherited by
virtue of
the acquisition
of Credit
Suisse, contractual
claims and
regulatory investigations,
including the
potential for
disqualification from
certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regul
atory or other governmental sanctions, as
well as the
effect that litigation,
regulatory and similar
matters have on
the operational risk
component of its RWA;
(xiii) UBS’s ability to
retain and attract
the
employees necessary to
generate revenues and
to manage, support
and control
its businesses, which
may be affected
by competitive factors;
(xiv) changes in
accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition
of deferred tax assets and other matters; (xv) UBS’s ability to implement new technologies and business methods, including digital services, artificial intelligence and other technologies, and ability
to successfully compete with both
existing and new financial service
providers, some of which
may not be regulated
to the
same extent;
(xvi) limitations on
the effectiveness
of UBS’s internal
processes for
risk management,
risk control,
measurement and
modeling, and
of financial
models generally; (xvii) the occurrence
of operational failures, such
as fraud, misconduct, unauthorized trading,
financial crime, cyberattacks, data leakage
and
systems failures, the risk of which is increased with persistently high levels of cyberattack threats; (xviii) restrictions on the ability of UBS Group AG, UBS AG and regulated subsidiaries of UBS AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly,
or, in the
case of financial difficulties, due to
the exercise by FINMA or the
regulators of UBS’s operations in other countries
of their broad
statutory powers in
relation to protective
measures, restructuring and
liquidation proceedings; (xix) the
degree to which
changes in regulation,
capital or legal
structure, financial results or
other factors may affect
UBS’s ability to maintain its
stated capital return objective; (xx)
uncertainty over the scope of
actions that
may be required by UBS, governments
and others for UBS to achieve goals relating
to climate, environmental and social matters, as
well as the evolving nature
of underlying science and industry and the increasing divergence among regulatory regimes; (xxi) the ability of UBS to access capital markets; (xxii) the ability of
UBS to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict, pandemic,
security breach,
cyberattack, power
loss, telecommunications
failure or
other natural
or man-made
event; and
(xxiii) the effect
that these
or other
factors or
unanticipated events, including media reports and speculations, may have on its reputation and the
additional consequences that this may have on its
business
and performance. The sequence in
which the factors above are
presented is not indicative of
their likelihood of occurrence
or the potential magnitude of
their
consequences. UBS’s business and
financial performance could be affected
by other factors identified
in its past and future
filings and reports, including
those
filed with the US Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS
with the SEC, including
the UBS Group
AG and UBS AG
Annual Reports on Form
20-F for the year
ended 31 December 2025. UBS
is not
under any obligation to (and expressly disclaims any obligation to)
update or alter its forward-looking statements, whether as a result of new information, future
events, or otherwise.
Rounding |
Numbers presented
throughout this
report may
not add up
precisely to
the totals provided
in the tables,
infographics and text.
Percentages and
percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.
Tables
|
Within tables, blank fields generally indicate non-applicability or that presentation of any content
would not be meaningful, or that
information is not
available as of the relevant date or for the relevant period.
Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values
that are zero on a rounded basis can be either negative or positive on an actual basis.
Websites |
In this report, any website addresses are provided solely
for information and are not intended to
be active links. UBS is not
incorporating the contents
of any such websites into this report.

UBS Group AG
P.O. Box
CH-8098 Zurich
ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements on Form F-3
(Registration Numbers 333-283672 and 333-293403), and on Form S-8 (Registration Numbers 333-200634; 333-
200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312;
333-249143 and 333-
272975), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Forms 6-K of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-
111572), the Form 8-K of
CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the
Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated
May 10, 2004 and May 17, 2004
(Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By:
/s/
Sergio Ermotti
___
Name:
Sergio Ermotti
Title:
Group Chief Executive Officer
By:
/s/ Todd Tuckner
_
Name:
Todd Tuckner
Title:
Group Chief Financial Officer
By:
/s/ Steffen Henrich
____________
Name:
Steffen Henrich
Title:
Group Controller
UBS AG
By:
/s/
Sergio Ermotti
_
Name:
Sergio Ermotti
Title:
President of the Executive Board
By:
/s/ Todd Tuckner
_
Name:
Todd Tuckner
Title:
Chief Financial Officer
By:
/s/ Steffen Henrich
_____________
Name:
Steffen Henrich
Title:
Controller
Date:
April 29, 2026